FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2010

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Second Quarter 2010 Earnings Release, Companhia Energética de Minas Gerais – CEMIG

2.	Quarterly Financial Information for the quarter ended June 30, 2009, Companhia Energética de Minas Gerais – CEMIG

3.	Second Quarter 2010 Results Presentation, Companhia Energética de Minas Gerais – CEMIG

4.	Summary of Minutes of the 108th Meeting of the Board of Directors, Cemig Distribuição S.A., June 2, 2010

5.	Summary of Minutes of the 486th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, June 15, 2010

6.	Summary of Principal Decisions of the 489th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, July 19, 2010

7.	Summary of Principal Decisions of the 111th Meeting of the Board of Directors, Cemig Distribuição S.A., July 19, 2010

8.	Summary of Principal Decisions of the 117th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., July 19, 2010

9.	Announcement — Resignation of Certain Members of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, dated July 19, 2010

10.	Market Announcement — Ratings Increase by Fitch Ratings, Companhia Energética de Minas Gerais – CEMIG, July 28, 2010

11.	Summary of Principal Decisions of the 490th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, July 29, 2010

12.	Summary of Principal Decisions of the 118th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., July 29, 2010

13.	Summary of Principal Decisions of the 491st Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, August 3, 2010

14.	Summary of Principal Decisions of the 112th Meeting of the Board of Directors, Cemig Distribuição S.A., August 3, 2010

15.	Summary of Principal Decisions of the 119th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., August 3, 2010

16.	Minutes of the Extraordinary General Meeting of Stockholders, Companhia Energética de Minas Gerais – CEMIG, August 4, 2010

17.	Material Announcement — Acquisition of Transmission Companies by Taesa, Companhia Energética de Minas Gerais – CEMIG, August 6, 2010

18.	Summary of Principal Decisions of the 113th Meeting of the Board of Directors, Cemig Distribuição S.A., August 16, 2010

19.	Summary of Principal Decisions of the 120th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., August 16, 2010

20.	Summary of Principal Decisions of the 492nd Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, August 16, 2010

21.	Market Announcement — Acquisition of 49% Interest in Lightger S.A., Companhia Energética de Minas Gerais – CEMIG, August 18, 2010

22.	Summary of Minutes of the 487th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, June 24, 2010

23.	Summary of Minutes of the 109th Meeting of the Board of Directors, Cemig Distribuição S.A., June 24, 2010

Forward-Looking Statements

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties.  Actual results could differ materially from those predicted in such forward-looking statements.  Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission.  CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS – CEMIG

	By:	/s/ Luiz Fernando Rolla
		Name:	Luiz Fernando Rolla
		Title:	Chief Financial Officer, Investor Relations Officer and Control of Holdings Officer
Date: August 24, 2010

1.             Second Quarter 2010 Earnings Release, Companhia Energética de Minas Gerais — CEMIG

EARNINGS RELEASE

2Q 2010

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

(Figures in R$ ’000, except where otherwise stated)

•              2Q10 HEADLINES

•                  Ebitda of R$ 874 million, and Adjusted Ebitda of R$ 1.1 Billion

•                  Net income of R$ 291 million, and Adjusted Net Income of R$ 477 million

•                  Net sales revenue of R$ 3 billion

•                  Cash position of R$ 4 billion

•                  Electricity sold in 2Q10: 16,769 GWh, 12.50% increase over the 2Q09

•                 Appreciation in value of Cemig’s shares and ADRs — 3 months to June 30:

	Close of 2Q10		Close 2Q09		Appreciation %
CMIG4	R$	26.16	R$	22.81	14.69
CMIG3	R$	19.45	R$	17.54	10.89
CIG	US$	14.67	US$	11.65	25.92
CIG.C	US$	11.20	US$	8.96	25.00
XCMIG		€11.94		€9.57	24.76

•              Economic summary

(R$ million)

	2Q10	2Q09	Change (%)
Electricity sold, GWh	16,768	14,905	12.50
Gross revenue	4,525	4,437	1.99
Net revenue	2,954	2,972	(0.60)
EBITDA	874	1,035	(15.60)
Net income	291	524	(44.54)

•              Consolidated electricity market

In 2Q10 Cemig sold a total of 16,768 GWh, 12.5% more than in the same period of 2009.

As well as the growth in consumption by all the categories of final consumers, one highlight of the quarter was the high volume of electricity traded on the CCEE, which was 311% higher, at 1,853 GWh in 2Q10, than in 2Q09 (450 GWh).

This expansion arises from the higher volume of secondary energy sold than in 2Q09: sales to other concession holders were 9.52% lower, due to the ending of contracts signed by Cemig in the Adjustment Auction in 2009.

Consolidated sales volume- MWh

	MWh (*)
	2Q10	2Q09	Change, %
Residential	2,518,012	2,421,497	3.99
Industrial	6,040,712	5,538,838	9.06
Commercial, services and others	1,593,513	1,530,866	4.09
Rural	607,873	521,051	16.66
Public authorities	289,769	267,399	8.37
Public illumination	309,525	304,096	1.79
Public service	344,898	332,335	3.78
Subtotal	11,704,302	10,916,082	7.22
Own consumption	13,617	12,841	6.04
Sales to final consumers	11,717,919	10,928,923	7.22
Wholesale supply to other concession holders	3,189,832	3,525,472	(9.52)
Transactions in electricity on the CCEE	1,853,463	450,841	311.11
Sales under the PROINFA program	7,299	—	—
Total	16,768,513	14,905,236	12.50

(*) The information in MWh has not been reviewed by the external auditors.

Sales to final consumers

The total volume of electricity sold to final consumers in the second quarter of 2010 was 11,718 GWh, or 7.22% more than the 10,929 GWh sold in the second quarter of 2009.

This basically reflects the resumption of economic activity, especially reflected in the industrial and residential user categories, in which consumption was up 9.06% and 3.99% respectively.

This chart shows electricity sales by category of final consumer:

Sales volume, by consumer type (%), 2Q10

Sales to industrial consumers were around 52% of the total sold, followed by the residential category with 21%, and the commercial category with 14%.

In the six-month period ending in June 2010 sales to final consumers totaled 22,469 GWh, 2.60% more than in 2Q09 (21,901 GWh).

•      The market of Cemig GT

Cemig GT sold 9,088 GWh in 2Q10, 5.67% more than in 2Q09 (8600 GWh).

The lower total of wholesale supply to other concession holders is basically due to the ending of the contracts signed by Cemig GT in the 2009 Adjustment Auction, when the electricity was again placed in the free market, which expanded significantly, led by the industrial consumer category, which was 12.60% higher, at 4,510 GWh, compared to 4,006 GWh in 2Q09.

As a result of the higher volume of secondary electricity sold in the period, electricity trading transactions on the CCE were 339% higher, at 1120 GWh, compared to 255 GWh in 2Q09.

	MWh
Cemig GT — Sales volume	2Q10	2Q09	Change, %

Industrial	4,510,973	4,006,327	12.60
Commercial	14,190	2,145	561.54
Uninvoiced supply , net	—	—	—
	4,525,163	4,008,472	12.89
Wholesale supply to other concession holders (*)	3,435,310	4,337,061	(20.79)
Transactions in electricity on the CCEE	1,120,848	255,298	339.04
Sales under the PROINFA program	7,300	—	—
Total	9,088,621	8,600,831	5.67

•      The market of Cemig D

Cemig D sold 5,710 GWh in 2Q10, 3.47% more than in 2Q09.

This increase reflects the recovery in economic activity in the distributor’s concession area, led by the residential, commercial and rural consumer categories. As a result of migration of consumers from the captive market to the free market, sales to the industrial category were 1.43% lower in 2Q10 than in 2Q09.

Adjusted for this migration, consumption by the industrial category was 14% higher, representing a volume of sales to final consumers 7% higher.

	MWh (*)		Change,
Sale volume	2Q10	2Q09%
Residential	2,009,502	1,956,115	2.73
Industrial	1,160,467	1,177,292	(1.43)
Commercial, services and others	1,187,752	1,153,229	2.99
Rural	604,722	518,071	16.73
Public authorities	197,410	179,525	9.96
Public illumination	266,131	261,392	1.81
Public service	274,904	264,632	3.88
Subtotal	5,700,888	5,510,256	3.46
Own consumption	9,282	8,556	8.49
	5,710,170	5,518,812	3.47
Transactions in electricity on the CCEE (**)	654,191	(90,075)	—
Total	6,364,361	5,428,737	—

•            The market of Light

For more details on Light’s sales in the second quarter of 2010, please see this link:

http://www.mzweb.com.br/light/web/arquivos/Light_Press_Release_2T10_en.pdf

•              Consolidated operational revenue

Revenue from supply of electricity

Revenue from supply of electricity in 2Q10 was R$ 3,718,053, 1.29% more than in 2Q09 (R$ 3,670,692).

The main factors affecting revenue in 2010 were:

•             Tariff Adjustment with average impact on consumer tariffs of +1.67%, starting from April 8th, 2010.

•             Volume of energy invoiced to final consumers (excluding Cemig’s own internal consumption) 7.22% higher than in 2Q09.

The volume of electricity sold to other concession holders in 2Q10 was 9.52% lower than in 2Q09, and average price in these sales was also lower, at R$ 105.14/MWh, compared to R$ 129.54/MWh in 2Q09. This reduction mainly reflected the contracts made through the Adjustment Auction that took place in 2009, which power was sold for an average price of R$ 145.00/MWh. As a result, Revenue from wholesale supply to other concession holders was 26.56% lower year-on-year, at R$ 335,388 in 2Q10, than in 2Q09 (R$ 456,680).

Supply to other concession holders

The volume of electricity sold to other concession holders in 2Q10 was 9.52% lower than in 2Q09, and average price in these sales was also lower, at R$ 105.14/MWh, compared to R$ 129.54/MWh in 2Q09. This reduction mainly reflected the contracts made through the Adjustment Auction that took place in 2009, which power was sold for an average price of R$ 145.00/MWh. As a result, Revenue from wholesale supply to other concession holders was 26.56% lower year-on-year, at R$ 335,388 in 2Q10, than in 2Q09 (R$ 456,680).

Revenue from use of the network — Free Consumers

This refers to the TUSD — Tariff for use of the Distribution System — arising from the charges made to Free Consumers, on energy sold, and also from the revenue for use of Cemig GT’s basic transmission grid. It was 3.44% higher in 2Q10, at that R$ 645,671, than in 2Q09 (R$ 624,195).

As well as reflecting higher transport of electricity to free consumers, on resumption of activity by industrial clients, and migration of captive clients to the free market, the figures include revenue from the operations of the transmission company Taesa, acquired in the fourth quarter of 2009.

At the same time, the Company recorded a reduction of revenue, of R$ 64,586, from the tariff repositioning, by a negative percentage of 15.88%, applied to its revenue backdated to July 2009, in the 2010 Transmission Tariff Review. In 2009, by contrast, a Revenue item of R$ 158,090 was recorded, as a result of the Transmission Tariff Review with backdated effect covering the period from July 1st , 2005 to June 30th , 2009.

•              EBITDA

Cemig’s Ebitda in the second quarter of 2010 was 15.60% lower than its Ebitda for the second quarter of 2009. Adjusted for the non-recurring items, it was 8.02% higher.

The 15.60% lower figure for Ebitda in 2Q10 than in 2Q09 mainly reflects the following non-recurring adjustments in the years of 2009 and 2010:

•                            In 2010 the company recorded a reduction of revenue of R$ 64,586, arising from the tariff repositioning, by a negative percentage, of 15.88%, applied to its revenue backdated to July 2009, in the 2010 Review of the Transmission Tariff.

•                            In 2009, on the other hand, the company recorded a positive revenue item of R$ 158,090, arising from the tariff repositioning under its First Transmission Tariff Review, which was an increase of 5.35%, for the period backdated to 2005.

•                            Recognition by Cemig’s distribution company (Cemig Distribuição S.A. – Cemig D) of an expense of R$ 177,592, for settlement of a legal action brought by Rima Industrial S.A., for reimbursement of the tariff increase introduced by the DNAEE (National Water and Energy Authority) during the Cruzado economic plan of 1986.

•                            Recognition of an ICMS tax expense relating to the subsidy for the discount on tariffs for low-income consumers, in the amount of R$ 25,702, resulting from the decision to subscribe to the Tax Amnesty program put in place by the government of the State of Minas Gerais.

•                            Provisions, in 2010 and 2009, of R$ 14,246, and R$ 192,918, respectively, for the Company’s Voluntary Retirement Program.

This table shows these non-recurring adjustments:

EBITDA - R$ ’000	2Q10	2Q09	Change %
Net income	290,516	523,794	(44.54)
+ Income tax and Social Contribution tax	154,747	245,493	(36.96)
+ Profit shares	43,452	45,645	(4.80)
- Financial revenue (expenses)	177,109	33,207	433.35
+ Depreciation and amortization	207,891	172,487	20.53
+ Minority interests	—	14,598	—
EBITDA	873,715	1,035,224	(15.60)
Non-recurring items:
+ Settlement with Rima Industrial S.A.	177,592	—	—
+ ICMS tax — low-income consumers	25,702	—	—
+- Review of Transmission Revenue — Explanatory Note 8	64,586	(158,090)	(140.85)
+ PPD/PDV	14,246	192,918	(92.62)
= Adjusted Ebitda	1,155,841	1,070,052	8.02

(Method of calculation not reviewed by our external auditors.)

•                                         Net income

In the second quarter of 2010, CEMIG reported a net income of R$ 290,516, 44.54% less than the net income of R$ 523,794 reported for the second quarter of 2009. Basically this reflects non-recurring adjustments in 2010:

•                            for the court settlement, of R$ 177,592, made by Cemig Distribuição with an industrial consumer in a legal action arising from a tariff increase made in the Cruzado economic plan (of 1986); and

•                            recognition of a reduction of revenue, of R$ 64,586, arising from the 2010 periodic Transmission Tariff Review, which applied a tariff repositioning of — 15.88% backdated to July 2009.

When not considering these non-recurring adjustments, the net income of the 2Q10 is 13% lower than in 2Q09, with R$ 477 million and R$ 547 million, respectively.

•                                         Deductions from operational revenues

Deductions from operational revenues in 2Q10 totaled R$ 1,571,377, which was 7.86% more than in 2Q09 (R$ 1,456,890). Main year-on-year variations in the deductions from revenue were:

The Fuel Consumption Account — CCC

The deduction from revenue for the CCC was R$ 169,797 in 2Q10, 11.67% more than in 2Q09 (R$ 152,049). This is a contribution for the costs of operation of the thermal plants in the national grid and in the isolated systems. It is shared between electricity concession holders, on a basis set by an ANEEL Resolution. This is a non-controllable cost. The amount posted for electricity distribution services is passed through in full to the tariff. For the amount posted in relation to electricity transmission services the company merely passes through the charge — it is charged to Free Consumers on the invoice for the use of the basic grid, and passed on to Eletrobrás.

CDE — Energy Development Account

The deduction from revenue for the CDE was R$ 117,392 in 2Q10, compared to R$ 101,959 in 2Q09, an increase of 15.14%. This is a non-controllable cost. The amount posted for electricity distribution services is passed through in full to the tariff. For the amount posted in relation to electricity transmission services the company merely passes through the charge — this part is charged to Free Consumers on the invoice for the use of the grid, and passed onto Eletrobrás.

Global Reversion Reserve — RGR

The charge for the RGR in 1Q10 was R$ 44,907, compared to R$ 43,730 in 2Q09. This is a non-controllable cost: the expense recognized in the income statement is the amount passed through to the tariff.

The other deductions from revenue are for taxes that are calculated as a percentage of invoiced revenue — hence their variations are substantially the same in percentage terms as the changes in revenue.

•                                         Non-controllable costs

Differences between the sums of non-controllable costs, used as a reference in calculating the tariff adjustment, and disbursements actually made (also known as “CVA”), are offset in subsequent tariff adjustments. They are recorded in Assets and Liabilities. Due to a change in ANEEL’s plan of accounts, some items were transferred to Deductions from operational revenue. For more information, please see Explanatory Notes 2 and 9 to the Quarterly Information.

•                                         Operational costs and expenses (excluding Financial revenue/expenses)

Operational costs and expenses (excluding Financial revenue (expenses)) in 2Q10 totaled R$ 2,288,387, 8.48% more than in 2Q09 (R$ 2,109,426). This was mainly due to a provision, of R$ 177,592, recorded in Other expenses, arising from settlement of a legal action with a large industrial consumer in 2Q10.

The main variations in operational expenses were:

Personnel expenses

Personnel expenses totaled R$ 298,687 in 2Q10, 33.36% less than in 2Q09 (R$ 448,231). This mainly reflects the expense on the PDV Voluntary Retirement Program, of R$ 192.918 recorded in the second quarter of 2009, compared to R$ 14,246 in 2Q10, and also the fact that the number of employees was reduced from 10,144 in June 2009 to 9,341 in June 2010.

Electricity bought for resale

The expense on electricity bought for resale in 2Q09 was R$ 918,207, 9.54% more than the expense of R$ 838,265 in 2Q09. This is in it’s major share a non-controllable cost: the expense recognized in the income statement is the amount passed on to the tariff. There is more information on this in Explanatory Note 28 to the Consolidated Quarterly Information.

Charges for use of the transmission grid

Expenses on charges for the use of the transmission grid were R$ 186,844 in 2Q10, 11.22% higher than in 2Q09 (R$ 210,456).

These expenses, set by an ANEEL Resolution, are payable by electricity distribution and generation agents for use of the facilities that are components of the national grid. This is a non-controllable cost in the Distribution activity: the deduction from revenue recognized in the Income statement corresponds to the value actually passed through to the tariff.

Post-employment obligations

Expenses on post-employment obligations totaled R$ 44,150 in 2Q10, 27.92% more than in 2Q09 (R$ 34,515). These expenses basically represent the interest applicable to Cemig’s actuarial obligations, net of the investment yield expected from the pension plans’ assets, estimated by an external actuary. The higher expense in 2Q10 basically reflects lower expectation of revenue from the plan’s assets in 2010.

Operational provisions

Expenses on operational provisions in 2Q10 were R$ 183,985, compared to R$ 6,876 in 2Q09. The difference reflects an item of R$ 177,592, provisioned in May 2010, arising from settlement to terminate a legal action brought by an industrial consumer relating to the tariff increase ordered by the National Water and Electricity Authority (DNAEE) by its Ministerial Order 045, of 1986.

•                                         Financial revenues (expenses)

The main factors in the difference between financial revenues/expenses in 2Q10 and 2Q09 are:

Recording of an expense, in 2Q10, of R$ 338, under Net monetary adjustment on regulatory assets (CVA, the General Agreement for the Electricity Sector, and the Deferred Tariff Adjustment), rather than a revenue, of R$ 22,325, in 2Q09. The change is mainly because the value of the regulatory assets had been reduced in 2010 — as they were partially paid off by receipt of amounts in the tariff through clients’ electricity bills. For further information regarding this subject see our Explanatory Notes 9 and 29 to the Consolidated Quarterly Information.

•                  Costs of loans and financings of R$ 263,018 in 2Q10, compared to R$ 150,212 in 2Q09. This reflects entry of new financings, principally the R$ 2,700,000 in debentures raised by Cemig GT (Cemig Geração e Transmissão) in March 2010.

•                  A higher figure for Monetary updating on loans and financings in Brazilian currency, at R$ 38,937 in 2Q10, compared to R$ 2,233 in 1Q09. This reflects the higher volume of funding raised, and the change in inflation indices and other indexors of contracts on the company’s loans, financings and debentures — principally the IGP-M inflation index, which was 1.15% over the period of 2Q09, and 1.53% over 2Q10.

•                                         Income tax and Social Contribution tax

Cemig’s expenses on income tax and the Social Contribution tax in 2Q10 totaled R$ 154,747, on income of R$ 488,715 before tax effects, a percentage of 31.66%. In the second quarter of 2009 the Company’s expenses on income tax and the Social Contribution were R$ 245,493, on pre-tax profit of R$ 829,530, a percentage of 29.59%.

•                                         Disclaimer

Some statements and assumptions in this document are projections based on the viewpoint and assumptions of management, and involve risks and uncertainties both known and unknown. Actual future results may differ materially from those expressed or implicit in such statements.

Contact:	Investor Relations
ri@cemig.com.br
Tel.	+55-31-3506-5024
Fax	+55-31-3506-5025

CEMIG GT — I to III

Chart I

Operating Revenues (consolidated) - CEMIG GT
Values in million of Reais

	2nd Q. 2010	2nd Q. 2009	Chge%	1st H. 2010	1st H. 2009	Chge%
Sales to end consumers	521	431	21	995	843	18
Supply	358	540	(34)	721	897	(20)
Revenues from Trans. Network + Transactions in the CCEE	195	315	(38)	427	466	(8)
Others	5	5	—	12	11	9
Subtotal	1,079	1,291	(16)	2,155	2,217	(3)
Deductions	(235)	(246)	(4)	(461)	(447)	3
Net Revenues	844	1,045	(19)	1,694	1,770	(4)

Chart II

Operating Expenses (consolidated) - CEMIG GT
Values in millions of reais

	2nd Q. 2010	2nd Q. 2009	Chge%	1st H. 2010	1st H. 2009	Chge%
Personnel/Administrators/Councillors	74	105	(30)	146	169	(14)
Depreciation and Amortization	74	57	30	143	113	27
Charges for Use of Basic Transmission Network	72	70	3	136	142	(4)
Contracted Services	41	28	46	76	53	43
Forluz — Post-Retirement Employee Benefits	7	7	—	15	15	—
Materials	5	4	25	9	7	29
Royalties	31	35	(11)	66	70	(6)
Operating Provisions	(6)	1	—	(6)	—	—
Other Expenses	29	17	71	44	23	91
Purchased Energy	72	44	—	146	71	106
Raw material for production	—	4	(100)	—	4	(100)
Total	399	372	7	775	667	16

Chart III

Statement of Results (Consolidated) - CEMIG GT
Values in millions of reais

	2nd Q. 2010	2nd Q. 2009	Chge%	1st H. 2010	1st H. 2009	Chge%
Net Revenue	844	1.045	(19)	1.694	1.770	(4)
Operating Expenses	(399)	(372)	7	(775)	(667)	16
EBIT	445	673	(34)	919	1.103	(17)
EBITDA	519	747	(31)	1.062	1.216	(13)
Financial Result	(123)	(43)	186	(201)	(93)	116
Provision for Income Taxes, Social Cont & Deferred Income Tax	(81)	(172)	(53)	(214)	(309)	(31)
Employee Participation	(9)	(6)	50	(16)	(16)	—
Net Income	232	452	(49)	488	685	(29)

CEMIG D — I to IV

Chart I

CEMIG D Market

	(GWh)			GW
Quarter	Captive Consumers	TUSD ENERGY(1)	T.E.D(2)	TUSD PICK(3)
1Q09	5,448	3,269	8,717	20.6
2Q09	5,478	3,593	9,071	20.5
3Q09	5,666	3,915	9,581	21.9
4Q09	5,740	4,304	10,043	22.4
1Q10	5,613	4,385	9,998	23.2
2Q10	5,710	4,914	10,625	23.8

(1)               Refers to the quantity of electricity for calculation of the regulatory charges charged to free consumer clients (“

(2)               Total electricity distributed

(3)               Sum of the demand on which the TUSD is invoiced, according to demand contracted (“Portion B”).

Chart II

Operating Revenues (consolidated) - CEMIG D
Values in million of Reais

	2nd Q. 2010	2nd Q. 2009	Chge%	1st H. 2010	1st H. 2009	Chge%
Sales to end consumers	2,308	2,189	5	4,615	4,135	12
TUSD	426	276	54	754	538	40
Subtotal	2,734	2,465	11	5,369	4,673	15
Others	20	106	(81)	215	(6)	(3,683)
Subtotal	2,754	2,571	7	5,584	4,667	20
Deductions	(1,082)	(982)	10	(2,171)	(1,893)	15
Net Revenues	1,672	1,589	5	3,413	2,774	23

Chart III

Operating Expenses (consolidated) - CEMIG D
Values in millions of reais

	2nd Q. 2010	2nd Q. 2009	Chge%	1st H. 2010	1st H. 2009	Chge%
Purchased Energy	692	738	(6)	1,569	1,244	26
Personnel/Administrators/Councillors	190	326	(42)	388	513	(24)
Depreciation and Amortization	95	82	16	188	163	15
Charges for Use of Basic Transmission Network	169	135	25	336	255	32
Contracted Services	144	143	1	266	248	7
Forluz — Post-Retirement Employee Benefits	26	23	13	52	46	13
Materials	23	20	15	45	41	10
Operating Provisions	219	9	2,333	233	24	871
Other Expenses	78	65	20	121	94	29
Total	1,636	1,541	6	3,198	2,628	22

Chart IV

Statement of Results (Consolidated) - CEMIG D
Values in millions of reais

	2nd Q. 2010	2nd Q. 2009	Chge%	1st H. 2010	1st H. 2009	Chge%
Net Revenue	1,672	1,589	5	3,413	2,775	23
Operating Expenses	(1,636)	(1,540)	6	(3,198)	(2,628)	22
EBIT	36	49	(27)	215	147	46
EBITDA	131	144	(9)	403	335	20
Financial Result	(46)	1	(4,700)	(69)	(7)	886
Provision for Income Taxes, Social Cont & Deferred Income Tax	30	17	76	(15)	(1)	1,400
Employee Participation	(31)	(19)	63	(59)	(51)	16
Net Income	(11)	48	(123)	72	88	(18)

CEMIG Consolidated charge I to XI

Chart I

Energy Sales (Consolidated)

	2nd Q. 2010	2nd Q. 2009	Chge%	1st H. 2010	1st H. 2009	Chge%
Residential	2,518,012	2,421,497	4.0	4,868,033	4,867,733	0.0
Industrial	6,040,712	5,538,838	9.1	11,628,653	11,132,465	4.5
Commercial	1,593,513	1,530,866	4.1	3,066,015	3,097,434	(1.0)
Rural	607,873	521,051	16.7	1,111,073	976,569	13.8
Others	944,192	903,830	4.5	1,770,537	1,800,811	(1.7)
Electricity sold to final consumers	11,704,302	10,916,082	7.2	22,444,311	21,875,012	2.6
Own Consumption	13,617	12,841	6.0	25,053	25,656	(2.4)
Supply	3,189,832	3,525,472	(9.5)	6,426,910	6,273,509	2.4
Transactions on the CCEE	1,853,463	450,841	311.1	3,373,498	1,283,145	162.9
Final result of the second review of CEMIG D	7,299	—	—	17,691	—	—
TOTAL	16,768,513	14,905,236	12.5	32,287,463	29,457,322	9.6

Chart II

Energy Sales (Consolidated)

	2nd Q. 2010	2nd Q. 2009	Chge%	1st H. 2010	1st H. 2009	Chge%
Residential	1,290,212	1,116,182	15.6	2,338,506	2,188,583	6.9
Industrial	980,492	916,748	7.0	1,906,988	1,786,336	6.8
Commercial	699,897	672,911	4.0	1,343,826	1,309,810	2.6
Rural	153,833	135,220	13.8	294,990	232,207	27.0
Others	304,120	287,112	5.9	566,211	548,194	3.3
Electricity sold to final consumers	3,428,554	3,128,173	9.6	6,450,521	6,065,130	6.4
Low-Income Consumers Subsidy	(72,550)	45,629	(259.0)	148,926	189,832	(21.5)
Unbilled Supply, Net	(10,184)	(28,497)	(64.3)	(54,511)	(68,033)	(19.9)
Supply	335,388	456,680	(26.6)	666,515	726,735	(8.3)
Transactions on the CCEE	31,316	7,697	306.9	69,688	97,146	(28.3)
Final result of the second review of CEMIG D	5,146	61,010	(91.6)	71,302	(203,615)	(135.0)
Additional charge — Law 12111/09	(1,382)	—	—	4,611	—	—
Sales under the Proinfa program	1,765	—	—	4,312	—	—
TOTAL	3,718,053	3,670,692	1.3	7,361,364	6,807,195	8.1

Chart III

Sales per Company

Cemig Distribution

2º Quarter 2010Sales	GWh
Industrial	2,272
Residencial	4,045
Rural	1,106
Commercial	2,424
Others	1,476
Sub total	11,323
Wholesale supply	946
Total	12,269

Cemig GT

2º Quarter 2010Sales	GWh
Free Consumers	8,697
Wholesale supply	7,120
Wholesale supply Cemig Group	5,230
Wholesale supply bilateral contracts	654
Total	1,236

Independent Generation

2º Quarter 2010Sales	GWh
Horizontes	39
Ipatinga	1,463
Sá Carvalho	235
Barreiro	49
CEMIG PCH S.A	59
Rosal	132
Capim Branco	6
Total	2,320

Light (25%)

2º Quarter 2010Sales	GWh
Industrial	166
Residencial	823
Commercial	606
Rural	5
Others	314
Wholesale supply	431
Transactions in the CCEE (PLD)	97
Total	2,442

Cemig Consolidated by Company

2º Quarter 2010Sales	GWh	Share
Cemig Distribution	12,269	38%
Cemig GT	18,052	56%
Wholesale Cemig Group	2,442	8%
Wholesale Light Group	2,320	7%
Independent Generation	(1,090)	-3%
RME	(1,706)	-5%
Total	32,287	100%

Chart IV

Operating Revenues (consolidated)
Values in million of Reais

	2nd Q. 2010	2nd Q. 2009	Chge%	1st H. 2010	1st H. 2009	Chge%
Sales to end consumers	3,428	3,129	10	6,451	6,065	6
TUSD	395	325	22	696	599	16
Subtotal	3,823	3,454	11	7,147	6,664	7
Supply + Transactions in the CCEE	367	464	(21)	736	824	(11)
Revenues from Trans. Network	250	298	(16)	538	477	13
Gas Supply	96	79	22	186	151	23
Others	(11)	142	(108)	302	48	529
Subtotal	4,525	4,437	2	8,909	8,164	9
Deductions	(1,571)	(1,465)	7	(3,045)	(2,830)	8
Net Revenues	2,954	2,972	(1)	5,864	5,334	10

Chart V

Operating Expenses (consolidated)

Values in R$ million

	2nd Q. 2010	2nd Q. 2009	Chge%	1st H. 2010	1st H. 2009	Chge%
Purchased Energy	918	838	10	1,946	1,510	29
Personnel/Administrators/Councillors	298	449	(34)	593	747	(21)
Depreciation and Amortization	208	173	20	398	344	16
Charges for Use of Basic Transmission Network	187	211	(11)	390	415	(6)
Contracted Services	221	201	10	405	362	12
Forluz — Post-Retirement Employee Benefits	44	34	29	86	68	26
Materials	30	26	15	58	52	12
Royalties	34	37	(8)	76	73	4
Gas Purchased for Resale	51	46	11	101	85	19
Operating Provisions	184	(8)	(2,400)	207	46	350
Raw material for production	—	4	(100)	—	4	(100)
Other Expenses	113	98	15	179	156	15
Total	2,288	2,109	8	4,439	3,862	15

Chart VI

Financial Result Breakdown

Values in millions of reais

	2nd Q. 2010	2nd Q. 2009	Chge%	1st H. 2010	1st H. 2009	Chge%
Financial Revenues	200	205	(2.4)	433	414	4.6
Income from Investments	90	66	36.4	184	132	39.4
Fines on Energy Accounts	36	33	9.1	68	61	11.5
CRC Contract/State (interest + monetary variation)	30	9	233.3	70	49	42.9
Monetary variation of Extraordinary Tariff Recomposition and RTD	6	22	(72.7)	11	50	(78.0)
Exchange Rate Variations	0	69	(100.0)	16	90	(82.2)
PASEP/COFINS	-11	-18	(38.9)	-11	-19	(42.1)
Financial Compensation RME	0	0	—	0	0	—
Adjustment to Present Value	7	0	—	13	1	1,200.0
Derivatives	0	-1	(100.0)	1	0	—
Others	42	25	68.0	81	50	62.0
Financial Expenses	-378	-238	58.8	-701	-485	44.5
Charges on Loans and Financing	-262	-150	74.7	-497	-350	42.0
Monetary variation of Extraordinary Tariff Recomposition	3	-7	(142.9)	-1	-10	(90.0)
Exchange Rate Variations	-3	-2	50.0	-21	-6	—
Monetary Variarion Liabilities - Loans and Financing	-39	-2	1,850.0	-71	-6	1,083.3
CPMF	0	0	—	0	0	—
Provision for Losses from Tariff Recomposition	0	-1	(100.0)	0	8	(100.0)
Reversal of provision for PIS and Cofins taxes	-14	-3	366.7	-27	-8	237.5
Losses from Derivatives	-4	-56	(92.9)	-5	-77	(93.5)
Other	-59	-17	247.1	-79	-36	119.4
Financial Result	-178	-33	439.4	-268	-71	277.5

Chart VII

Statement of Results (Consolidated)

Values in millions of reais

	2nd Q. 2010	2nd Q. 2009	Chge%	1st H. 2010	1st H. 2009	Chge%
Net Revenue	2,954	2,972	(0.6)	5,864	5,334	9.9
Operating Expenses	(2,288)	(2,109)	8.5	(4,439)	(3,862)	14.9
EBIT	666	863	(22.8)	1,425	1,472	(3.2)
EBITDA	874	1,035	(15.6)	1,823	1,816	0.4
Financial Result	(178)	(33)	439.4	(268)	(71)	277.5
Provision for Income Taxes, Social Cont & Deferred Income Tax	(153)	(246)	(37.8)	(368)	(433)	(15.0)
Employee Participation	(44)	(45)	(2.2)	(80)	(73)	9.6
Minority Shareholders	—	(15)	(100.0)	—	(35)	(100.0)
Net Income	291	524	(44.5)	709	860	(17.6)

Chart VIII

Statement of Results (Consolidated) - per Company

Values in millions of reais

	Cemig H		Cemig D		Cemig GT
	2nd Q. 2010	2nd Q. 2009	2nd Q. 2010	2nd Q. 2009	2nd Q. 2010	2nd Q. 2009
Net Revenue	2,954	2,972	1,672	1,589	844	1,045
Operating Expenses	(2,288)	(2,109)	(1,637)	(1,541)	(399)	(372)
EBIT	666	862	35	48	445	673
EBITDA	874	1,035	130	130	520	729
Financial Result	(178)	(33)	(46)	1	(123)	(43)
Provision for Income Taxes, Social Cont & Deferred Income Tax	(153)	(245)	30	17	(81)	(172)
Employee Participation	(44)	(46)	(30)	(18)	—	—
Minority Shareholders	—	(14)	—	—	232	452
Net Income	291	524	(11)	48	232	452

Chart IX

BALANCE SHEETS (CONSOLIDATED)
ASSETS

Values in millions of reais

	1st H. 2010	1st Q. 2010
CURRENT ASSETS	8,898	9,557
Cash and Cash Equivalents	3,755	4,495
Consumers and Distributors	2,220	2,223
Consumers — Rate Adjustment	66	148
Dealership - Energy Transportation	428	406
Dealers - Transactions on the MAE	46	45
Tax Recoverable	1,155	1,018
Materials and Supplies	45	43
Prepaid Expenses - CVA	282	368
Tax Credits	200	158
Regulatory Assets	—	—
Deferred Tariff Adjustment	92	78
Other	609	575
NONCURRENT ASSETS	3,782	3,784
Account Receivable from Minas Gerais State Government	1,831	1,787
Consumers — Rate Adjustment	—	—
Prepaid Expenses - CVA	89	53
Tax Credits	604	647
Dealers - Transactions on the MAE	—	—
Recoverable Taxes	241	226
Escrow Account re: Lawsuits	796	717
Consumers and Distributors	100	194
Other Receivables; Regulatory Assets; Deferred Tariff Adjustment	121	160
	18,126	16,709
Investments	24	24
Property, Plant and Equipment	15,525	14,612
Intangible	2,577	2,073
TOTAL ASSETS	30,806	30,050

Chart X

BALANCE SHEETS (CONSOLIDATED)

LIABILITIES AND SHAREHOLDERS’ EQUITY
Values in millions of reais

	1st H. 2010	1st Q. 2010
CURRENT LIABILITIES	5,971	6,162
Suppliers	936	924
Taxes payable	887	718
Loan, Financing and Debentures	1,846	1,701
Payroll, related charges and employee participation	362	380
Interest on capital and dividends	487	950
Employee post-retirement benefits	104	107
Regulatory charges	357	364
Other Obligations	545	498
Regulatory Liabilities - CVA	447	520
NON CURRENT LIABILITIES	13,815	13,157
Loan, Financing and Debentures	10,807	10,124
Employee post-retirement benefits	1,271	1,278
Taxes and social charges	719	706
Reserve for contingencies	430	559
Other	457	419
Prepaid expenses - CVA	131	71
PARTICIPATION IN ASSOCIATE COMPANIES	—	—
SHAREHOLDERS’ EQUITY	11,020	10,731
Registered Capital	3,412	3,102
Capital reserves	3,954	3,969
Income reserves	2,882	3,178
Acumulated Income	745	455
Funds for capital increase	27	27
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	30,806	30,050

Chart XI

Cash Flow Statement (consolidated)
Values in million of Reais

	2nd Q. 2010	2nd Q. 2009	Chge%	1st H. 2010	1st H. 2009	Chge%
Cash at start of period	4,495	2,706	66.1	4,424	2,284	93.7
Cash from operations	600	672	(10.7)	1,887	1,306	44.5
Net income	291	524	(44.5)	710	860	(17.4)
Depreciation and amortization	208	173	20.2	398	344	15.7
Suppliers	(13)	56	(123.2)	(90)	123	(173.2)
Deferred Tariff Adjustment	(2)	14	(114.3)	(2)	133	(101.5)
Other adjustments	116	(95)	(222.1)	871	(154)	(665.6)
Financing activity	(75)	(283)	(73.5)	(2)	(202)	(99.0)
Financing obtained	722	275	162.5	3,919	471	732.1
Payment of loans and financing	(331)	(89)	271.9	(3,455)	(204)	1,593.6
Interest on Own Capital and Dividends	(466)	(469)	(0.6)	(466)	(469)	(0.6)
Investment activity	(1,265)	(844)	49.9	(2,554)	(1,137)	124.6
Investments outside the concession area	(427)	(188)	127.1	(388)	(166)	133.7
Investments in the concession area	(838)	(680)	23.2	(2,166)	(1,017)	113.0
Special obligations - consumer contributions	—	24	(100.0)	—	47	(100.0)
Cash at the end of period	3,755	2,251	66.8	3,755	2,251	66.8

2.                                                                                      Quarterly Financial Information for the quarter ended June 30, 2009, Companhia Energética de Minas Gerais – CEMIG

BALANCE SHEETS

AT JUNE 30 AND MARCH 31, 2010

ASSETS

R$ ’000

	Consolidated		Holding company
	06/30/2010	03/31/2010	06/30/2010	03/31/2010
CURRENT
Cash and cash equivalents (Note 3)	3,754,516	4,495,283	428,321	418,788
Consumers and traders (Note 4)	2,220,462	2,222,739	—	—
Extraordinary Tariff Recomposition, and “Portion A” (Note 6)	65,512	148,064	—	—
Concession holders — transport of energy	428,236	405,836	—	—
Taxes subject to offsetting (Note 10)	1,155,224	1,017,604	6,406	6,405
Anticipated expenses — CVA (Note 9)	282,301	367,774	—	—
Traders — Transactions in “Free Energy” (Note 7)	46,141	45,175	—	—
Tax credits (Note 11)	200,053	158,002	10,966	16,521
Dividends receivable	—	—	421,145	956,316
Transmission Tariff Review (Note 8)	91,954	77,746	—	—
Inventories	44,616	42,790	444	195
Other credits	609,413	575,991	13,070	20,199
TOTAL, CURRENT	8,898,428	9,557,004	880,352	1,418,424

NON-CURRENT
Long term assets
Accounts receivable from Minas Gerais State Govt. (Note 13)	1,830,892	1,787,105	—	—
Credit Receivables Investment Fund (Note 13)	—	—	911,777	891,633
Anticipated expenses — CVA (Note 9)	88,675	52,968	—	—
Tax credits (Note 11)	603,591	647,417	79,146	99,650
Taxes subject to offsetting (Note 10)	241,519	225,720	116,824	102,723
Deposits linked to legal actions (Note 12)	796,165	716,531	95,460	95,462
Consumers and traders (Note 4)	100,117	194,272	—	—
Transmission Tariff Review (Note 8)	1,055	23,423	—	—
Other credits	120,060	136,157	43,690	59,129
	3,782,074	3,783,593	1,246,897	1,248,597

Investments (Note 14)	23,821	23,559	9,802,968	9,603,830
Fixed assets (Note 15)	15,524,986	14,612,271	1,987	1,996
Intangible (Note 16)	2,577,033	2,073,701	1,147	1,440
TOTAL, NON-CURRENT	21,907,914	20,493,124	11,052,999	10,855,863
TOTAL ASSETS	30,806,342	30,050,128	11,933,351	12,274,287

The Explanatory Notes are an integral part of the Quarterly Information.

BALANCE SHEETS

AT JUNE 30 AND MARCH 31, 2010

LIABILITIES

R$ ’000

	Consolidated		Holding company
	06/30/2010	03/31/2010	06/30/2010	03/31/2010

CURRENT
Suppliers (Note 17)	935,632	924,461	3,852	15,148
Regulatory charges (Note 20)	357,816	363,806	—	—
Profit shares	54,562	46,416	2,295	1,922
Taxes, charges and contributions (Note 18)	886,709	717,940	47,574	23,469
Interest on Equity and dividends payable	487,063	949,623	487,063	949,623
Loans and financings (Note 19)	1605,442	1,617,208	19,263	25,284
Debentures (Note 19)	240,946	83,643	—	—
Salaries and mandatory charges on payroll	308,105	333,854	16,142	17,579
Regulatory liabilities — CVA (Note 9)	445,589	520,176	—	—
Post-employment obligations (Note 21)	104,033	106,622	3,987	4,101
Provision for losses on financial instruments (Note 31)	60,076	79,128	—	—
Transmission Tariff Review (Note 8)	75,568	—	—	—
Debt to related parties	—	—	4,288	4,277
Contingency provisions (Note 23)	76,141	—	—	—
Other obligations	333,354	419,172	18,046	18,728
TOTAL, CURRENT	5,971,036	6,162,049	602,510	1,060,131

NON-CURRENT
Regulatory charges (Note 20)	206,710	178,177	—	—
Regulatory liabilities — CVA (Note 9)	130,827	71,106	—	—
Loans and financings (Note 19)	6,598,049	5,842,066	36,794	55,190
Debentures (Note 19)	4,208,523	4,282,243	—	—
Taxes, charges and contributions (Note 18)	719,377	705,585	—	—
Contingency provisions (Note 23)	430,804	558,936	150,664	304,095
Post-employment obligations (Note 21)	1,271,265	1,277,977	49,735	48,855
Other obligations	249,976	241,006	73,873	75,033
TOTAL, NON-CURRENT	13,815,531	13,157,096	311,066	483,173

STOCKHOLDERS’ EQUITY (Note 23)
Registered capital	3,412,073	3,101,884	3,412,073	3,101,884
Capital reserves	3,953,850	3,969,099	3,953,850	3,969,099
Profit reserves	2,882,308	3,177,248	2,882,308	3,177,248
Accumulated Stockholders’ equity conversion adjustment	(180)	1,544	(180)	1,544
Funds allocated to increase of capital	27,124	27,124	27,124	27,124
Retained earnings	744,600	454,084	744,600	454,084
TOTAL STOCKHOLDERS’ EQUITY	11,019,775	10,730,983	11,019,775	10,730,983
TOTAL LIABILITIES	30,806,342	30,050,128	11,933,351	12,274,287

The Explanatory Notes are an integral part of the Quarterly Information.

INCOME STATEMENTS

FOR THE HALF-YEAR PERIODS ENDING JUNE 30, 2010 AND 2009

(R$ ’000, expect net profit per thousand shares)

	Consolidated		Holding company
	06/30/2010	30/06/2009 Reclassified	06/30/2010	30/06/2009
OPERATIONAL REVENUE
Revenue from supply of electricity (Note 24)	7,361,364	6,807,195	—	—
Revenue for use of the network — Free Consumers (Note 25)	1,234,618	1,076,287	—	—
Other operational revenues (Note 26)	313,450	280,527	159	187
	8,909,432	8,164,009	159	187
Deductions from operational revenue (Note 27)	(3,044,774)	(2,830,312)	—	—
NET OPERATIONAL REVENUE	5,864,658	5,333,697	159	187

OPERATIONAL COSTS
COST OF ELECTRICITY AND GAS (Note 28)
Electricity bought for resale	(1,946,543)	(1,510,107)	—	—
Charges for the use of the basic transmission grid	(390,109)	(414,647)	—	—
Gas purchased for resale	(101,082)	(84,875)	—	—
	(2,437,734)	(2,009,629)	—	—
COST OF OPERATION (Note 28)
Personnel and managers	(466,282)	(469,636)	—	—
Post-employment obligations	(63,835)	(42,566)	—	—
Materials	(52,436)	(50,978)	—	—
Raw materials and inputs for generation	—	(4,070)	—	—
Outsourced services	(296,865)	(301,680)	—	—
Depreciation and amortization	(382,775)	(332,641)	—	—
Operational provisions	(216,552)	(2,446)	—	—
Royalties for use of water resources	(75,553)	(72,884)	—	—
Other	(88,810)	(66,614)	—	—
	(1,643,108)	(1,343,515)
			—	—
TOTAL COST	(4,080,842)	(3,353,144)	—	—

GROSS PROFIT	1,783,816	1,980,553	159	187

OPERATIONAL EXPENSES (Note 28)
Selling expenses	(75,053)	(87,066)	—	—
General and administrative expenses	(236,219)	(388,223)	20,801	(18,814)
Other operational expenses	(47,419)	(32,885)	(7,700)	(5,380)
	(358,691)	(508,174)	13,101	(24,194)

Operational profit before equity gains and financial revenues (expenses)	1,425,125	1,472,379	13,260	(24,007)
Equity gain (loss) from subsidiaries	—	—	738,411	943,606
Net financial revenue (expenses) (Note 29)	(267,751)	(70,964)	18,023	6,561

Profit before taxation and profit shares	1,157,374	1,401,415	769,694	926,160

Income tax and Social Contribution tax (Note 11)	(412,891)	(470,132)	(40,347)	(56,200)
Deferred income tax and Social Contribution tax (Note 11)	44,774	36,640	(17,264)	(8,033)
Employees’ and managers’ profit shares	(79,518)	(73,069)	(2,344)	(1,891)
Minority interests	—	(34,818)	—	—
NET PROFIT FOR THE PERIOD	709,739	860,036	709,739	860,036
NET PROFIT PER SHARE — R$			1.04048	1.38679

The Explanatory Notes are an integral part of the Quarterly Information.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE QUARTER AND HALF YEAR ENDING JUNE 30, 2010

(R$ ’000, except dividend per thousand shares)

	Registered capital	Capital reserves	Profit reserves	Retained earnings	Conversion / Valuation Adjustment to Stockholders’ equity	Funds allocated to increase of capital	Total

BALANCES ON MARCH 31, 2010	3,101,884	3,969,099	3,177,248	454,084	1,544	27,124	10,730,983
Increase in registered capital (Note 23)	310,189	(15,249)	(294,940)	—	—	—	—
Adjustment to stockholders’ equity in affiliated company	—	—	—	—	(768)	—	(768)
Balance sheet conversion adjustment	—	—	—	—	(956)	—	(956)
Net profit for the period	—	—	—	290,516	—	—	290,516

BALANCES ON JUNE 30, 2010	3,412,073	3,953,850	2,882,308	744,600	(180)	27,124	11,019,775

BALANCES AT DECEMBER 31, 2009	3,101,884	3,969,099	3,177,248	—	150	27,124	10,275,505
Increase in registered capital (Note 23)	310,189	(15,249)	(294,940)	—	—	—	—
Adjustment to stockholders’ equity in affiliated company	—	—	—	—	452	—	452
Balance sheet conversion adjustment	—	—	—	—	(782)	—	(782)
Prior year adjustment in affiliated company(Note 23)	—	—	—	34,861	—	—	34,861
Net profit for the period	—	—	—	709,739	—	—	709,739

BALANCES ON JUNE 30, 2010	3,412,073	3,953,850	2,882,308	744,600	(180)	27,124	11,019,775

The Explanatory Notes are an integral part of the Quarterly Information.

STATEMENTS OF CASH FLOWS

FOR THE HALF-YEAR PERIODS ENDING JUNE 30, 2010 AND 2009

R$ ’000

	Consolidated		Holding company
	06/30/2010	30/06/2009	06/30/2010	30/06/2009
CASH FLOW FROM OPERATIONS
Net profit for the period	709,739	860,036	709,739	860,036
Expenses (revenues) not affecting Cash and cash equivalents
Depreciation and amortization	398,118	343,529	92	93
Net write-offs of fixed assets	8,188	9,568	136	—
Equity gain (loss) from subsidiaries	—	—	(738,411)	(943,606)
Interest and monetary variations — Non-current	130,697	(105,652)	(24,638)	(26,171)
Regulatory asset — Review of Transmission Revenue	64,586	(158,090)	—	—
Deferred federal taxes	(44,774)	(36,640)	17,264	8,033
Provisions (reversals) for operational losses	3,839	32,267	(51,860)	(31,625)
Provision for losses on financial instruments	(3,756)	76,846	—	—
Provisions for losses in recovery of Extraordinary Tariff Recomposition amounts	—	(8,306)	—	—
Amortization of goodwill on acquisitions	—	—	21,741	—
Post-employment obligations	85,957	68,502	6,272	2,835
Minority interests	—	34,818	—	—
Additional low-income consumers subsidy — 2008 and 2009 Tariff Adjustments	(81,860)	—	—	—
Write-off of CVA — prior years	70,889	—	—	—
Write-off of regulatory asset — PIS, Pasep and Cofins taxes	46,240	—	—	—
Others	(4,611)	7,382	—	—
	1,383,252	1,124,260	(59,665)	(130,405)
(Increase) reduction of assets
Consumers and traders	(101,565)	(249,004)	—	—
Extraordinary Tariff Recomposition — Current	161,933	145,734	—	—
Amortization of accounts receivable from the Minas Gerais State Government	62,375	69,954	—	—
Traders — transactions on CCEE	4,653	23,318	—	—
Deferred tax credits	(44,216)	151,636	12,069	23,949
Taxes offsetable	(269,447)	(408,429)	15,137	(15,613)
Transport of electricity	(11,208)	58,098	—	—
Other credits	(166,664)	164,176	20,720	6,432
Deferred Tariff Adjustment	(1,729)	133,423	—	—
Anticipated expenses — CVA	78,916	(74,535)	—	—
Payments into Court	(167,731)	(102,790)	2	(7,630)
Transmission Tariff Review	37,252	—	—	—
Dividends received from subsidiaries	—	—	1,145,569	786,397
	(417,431)	(88,419)	1,193,497	793,535
Increase (reduction) of liabilities
Suppliers	90,110	(123,322)	(10,423)	(1,372)
Taxes, charges and contributions	383,999	380,919	14,736	44,527
Salaries and mandatory charges on payroll	(46,629)	107,792	(2,281)	1,899
Regulatory charges	72,243	(27,403)	—	—
Loans, financings and debentures	325,447	12,444	(4,095)	(5,676)
Post-employment obligations	16,354	(70,646)	(4,776)	(4,444)
Regulatory liabilities — CVA	124,390	(9,858)	—	—
Losses on financial instruments	(17,622)	(12,168)	—	—
Contingency provisions	63,939	—	(123,509)	—
Others	(90,847)	12,965	(12,909)	(3,456)
	921,384	270,723	(143,257)	31,478

NET CASH FROM OPERATIONAL ACTIVITIES	1,887,205	1,306,564	990,575	694,608
CASH FLOW IN FINANCING ACTIVITIES
Financings and debentures obtained	3,919,757	471,148	—	—
Payments of loans and financings	(3,448,360)	(204,502)	(18,397)	—
Interests of non-controlling stockholders	(6,948)	—	—	—
Interest on Equity, and dividends	(466,726)	(469,309)	(466,726)	(469,309)
	(2,277)	(202,663)	(485,123)	(469,309)

CAPITAL EXPENDITURE
Investments	(389,131)	(166,916)	(733,349)	(360,883)
On fixed and intangible assets	(2,166,240)	(1,017,712)	(486)	—
Special Obligations — consumer contributions	—	47,067	—	—
	(2,555,371)	(1,137,561)	(733,835)	(360,883)

NET CHANGE IN CASH POSITION	(670,443)	(33,660)	(228,383)	(135,584)

STATEMENT OF CHANGES IN CASH POSITION
Beginning of period	4,424,959	2,283,937	656,704	256,906
End of period	3,754,516	2,250,277	428,321	121,322
	(670,443)	(33,660)	(228,383)	(135,584)

The Explanatory Notes are an integral part of the Quarterly Information.

EXPLANATORY NOTES TO THE QUARTERLY INFORMATION (ITR)

At June 30, 2010

(Figures are in R$ ’000, except where otherwise stated)

1) — OPERATIONAL CONTEXT

Companhia Energética de Minas Gerais (“Cemig” or “the Company”) is a listed corporation registered in the Brazilian Registry of Corporate Taxpayers (CNPJ) under number 17.155.730/0001-64, with shares traded at Level 1 of Corporate Governance on the São Paulo Stock Exchange, and on exchanges of the United States and Spain. It operates exclusively as a holding company, with stockholdings in companies controlled individually or jointly, the principal objectives of which are the construction and operation of systems for generation, transformation, transmission, distribution and sale of electricity, and also activities in the various fields of energy, for the purpose of commercial operation.

On June 30, 2010 Cemig had stockholdings in the following company:

•            Cemig Geração e Transmissão S.A. (“Cemig GT”) (subsidiary, 100.00% stake) — Generation and transmission of electricity, through 48 power plants, 43 being hydroelectric, four wind power plants and one thermal plant; and transmission lines, most of which are part of the Brazilian national generation and transmission grid system. Cemig GT has stockholdings in the following subsidiaries:

• Hidrelétrica Cachoeirão S.A. (jointly controlled, stake 49.00%): Production and sale of electricity as an independent power producer, through the Cachoeirão hydroelectric power plant located at Pocrane, in the State of Minas Gerais, with installed capacity of 27MW (not reviewed by external auditors). The plant began operating in 2009.

• Central Eólica Praias de Parajuru S.A. (jointly controlled, 49.00% stake): The Praias de Parajuru Wind Farm, in the municipality of Beberibe in the state of Ceará, Northern Brazil, with installed capacity of 28.8MW (information not reviewed by external auditors), began production and sale of electricity in August 2009.

• Baguari Energia S.A. (jointly controlled, 69.39% stake): Construction, operation, maintenance and commercial operation of the Baguari Hydroelectric Plant, through its participation in the UHE Baguari Consortium (Baguari Energia 49.00%, Neoenergia 51.00%), with installed capacity of 140MW (information not reviewed by external auditors), on the Doce River in Governador Valadares, Minas Gerais State. The plant began operations of its units over the period between September 2009 and May 2010.

• Transmissora Aliança de Energia Elétrica S.A. (“Taesa”) (previously named Terna Participações S.A.) (jointly controlled, 32.27% stake): Construction, operation and maintenance of electricity transmission facilities in 11 states of Brazil through the following companies in which it has a controlling or other interest: TSN — Transmissora Sudeste Nordeste S.A.; Novatrans Energia S.A.; ETEO — Empresa de Transmissão de Energia do Oeste S.A.; ETAU — Empresa de Transmissão do Alto Uruguai S.A.; Brasnorte Transmissora de Energia S.A. and Terna Serviços Ltda., which, jointly, control more than 3,712km (information not reviewed by external auditors) of high voltage transmission lines (230 to 500kV), components of the Brazilian National Grid.

• Transmissora Alvorada de Energia S.A. (“Alvorada”) (jointly controlled, 74.50% stake): Holding in Transmissora Alterosa de Energia S.A. (62,80% stake).

• Transmissora Alterosa de Energia S.A. (“Alterosa”) (jointly controlled, 36,23% stake): Holding in Transmissora Aliança de Energia (29,42% stake).

• Central Eólica Praias do Morgado S.A. (jointly-controlled, 49.00% stake): Production and sale of electricity through the Praias do Morgado Wind Farm, in the municipality of Aracaju in the state of Ceará, Northern Brazil, with installed capacity of 28.8MW (information not reviewed by external auditors). The plant began operating in August 2010.

Subsidiaries and jointly-controlled subsidiaries of Cemig GT at pre-operational stage:

• Guanhães Energia S.A. (jointly controlled, 49.00% stake): Production and sale of electricity through building and commercial operation of the following Small Hydro Plants in Minas Gerais state: Dores de Guanhães, Senhora do Porto and Jacaré, in the municipality of Dores de Guanhães; and Fortuna II, in the municipality of Virginópolis. The plants are scheduled to start operating in 2011, and will have total installed capacity of 44MW (information not reviewed by external auditors).

• Cemig Baguari Energia S.A. (subsidiary, 100% stake): Production and sale of electricity as an independent power producer in future projects.

• Madeira Energia S.A. (jointly controlled, 10.00% stake): Implementation, construction, operation and commercial operation, through its subsidiary Santo Antônio Energia S.A., of the Santo Antônio Hydroelectric Plant in the Madeira river basin, in the State of Rondônia, with power of 3,150 MW (information not reviewed by external auditors) and commercial startup scheduled for 2012.

• Hidrelétrica Pipoca S.A. (jointly controlled, 49.00% stake): Independent production of electricity, through construction and commercial operation of the Pipoca Small Hydro Plant, with installed capacity of 20MW (information not reviewed by external auditors), located on the Manhuaçu River, in the municipalities of Caratinga and Ipanema, in the State of Minas Gerais. Operational startup planned for August 2010.

• Empresa Brasileira de Transmissão de Energia (“EBTE”) (jointly-controlled subsidiary, 49% stake): Holder of public service electricity transmission concession for transmission lines in the state of Mato Grosso. Operational startup planned for September 2010.

• Central Eólica Volta do Rio S.A. (jointly controlled, 49% stake): The Volta do Rio Wind Farm, in the municipality of Aracaju in the state of Ceará, Northern Brazil, with installed capacity of 42MW (information not reviewed by external auditors). Scheduled to begin production and sale of electricity in August 2010.

•                  Cemig Distribuição S.A. (“Cemig D”) (wholly-owned subsidiary, 100% stake), registered with the CVM (Securities Commission): Distribution of electricity through distribution networks and lines in approximately 97.00% of the Brazilian state of Minas Gerais, serving 6,946,974 consumers on June 30, 2010 (information not reviewed by external auditors).

•                  Light S.A. (“Light”) (jointly-controlled subsidiary, 25.53% stake): Objects are to hold direct or indirect interests in other companies and, directly or indirectly, to operate electricity services, including generation, transmission, trading or distribution, and other related services.  Light S.A. is the controlling stockholder of:

•                  Light Serviços de Eletricidade S.A. (“Light Sesa”) (wholly-owned subsidiary, 100% stake): A listed corporation primarily operating in electricity distribution, with 4.0 million consumers in 31 municipalities of the state of Rio de Janeiro.

•                  Light Energia S.A. (“Light Energia”) (wholly-owned subsidiary, 100% stake): A non-listed corporation mainly operating in the study, planning, construction, and commercial operation of systems for electricity generation, transmission and trading and related services.

•                  Light Esco Prestação de Serviços Ltda. (“Light Esco”) (wholly-owned subsidiary, 100% stake): Provision of services of co-generation, planning, administration and solutions including electricity efficiency and structuring of energy sourcing, and trading of electricity in the free market.

•                  Itaocara Energia Ltda. (“Itaocara Energia”) (wholly-owned subsidiary, 100% stake): Company at pre-operational phase, primarily to operate in production and commercial operation of electricity.

•                  Lightger Ltda. (“Lightger”) (wholly-owned subsidiary, 100% stake) and Lighthidro Ltda. (“Lighthidro”) (wholly-owned subsidiary, 100% stake): Two companies at pre-operational stage, formed to participate in auctions of concessions, authorizations and permissions in new plants. On December 24, 2008, Lightger obtained the installation license authorizing the start of works on the Paracambi Small Hydro Plant.

•                  Instituto Light para o Desenvolvimento Urbano e Social (“the Light Institute”) (wholly-owned subsidiary, 100% stake): Participation in social and cultural projects, and interest in economic and social development of cities, reaffirming the Company’s vocation for social action and Corporate Citizenship.

•                  Lightcom Comercializadora de Energia S.A. (Lightcom) (wholly-owned subsidiary, 100% stake): Purchase, sale, importation and exportation of electricity and general consultancy in the Free and Regulated Markets for electricity.

•                  Axxiom Soluções Tecnológicas S.A. (“Axxiom”) (jointly controlled, 51.00% stake): Formed in August 2008 to provide complete services of implementation and management of systems for electricity sector companies.

•                  Sá Carvalho S.A. (subsidiary, 100.00% stake): Production and sale of electricity, as a public electricity service concession holder, through the Sá Carvalho hydroelectric power plant.

•                  Usina Térmica Ipatinga S.A. (subsidiary, 100% stake): Production and sale, as an Independent Power Producer, of thermally generated electricity, through the Ipatinga thermal plant, located on the premises of Usiminas (Usinas Siderúrgicas de Minas Gerais S.A.).

•                  Companhia de Gás de Minas Gerais (“Gasmig”) (jointly controlled, 55.19% stake): Acquisition, transport and distribution of combustible gas or sub-products and derivatives, through concession for distribution of gas in the State of Minas Gerais.

•                  Cemig Telecomunicações S.A. (“Cemig Telecom”) — previously named Empresa de Infovias S.A. (subsidiary, 100% stake): Provision and commercial operation of specialized telecommunications services, through an integrated system consisting of fiber optic cables, coaxial cables, and electronic and associated equipment (multi-service network).

•                  Efficientia S.A. (subsidiary, 100. 00% stake): Provides electricity efficiency and optimization services and energy solutions through studies and execution of projects, as well as providing services of operation and maintenance in energy supply facilities.

•                  Horizontes Energia S.A. (subsidiary, 100.00% stake): Production and sale of electricity, as an independent power producer, through the Machado Mineiro and Salto do Paraopeba hydroelectric power plants, in the State of Minas Gerais, and the Salto do Voltão and Salto do Passo Velho power plants in the State of Santa Catarina.

•                  Central Termelétrica de Cogeração S.A. (subsidiary, 100.00% stake): Production and sale of electricity produced by thermal generation as an independent producer, in future projects.

•                  Rosal Energia S.A. (subsidiary, 100.00% stake): Production and sale of electricity, as a public electricity service concession holder, at the Rosal hydroelectric power plant, on the border between the States of Rio de Janeiro and Espírito Santo, Brazil.

•                  Central Hidrelétrica Pai Joaquim S.A. (subsidiary, 100.00% stake): Production and sale of electricity as an independent producer, in future projects.

•                  Cemig PCH S.A. (subsidiary, 100.00% stake): Production and sale of electricity as an independent power producer, through the Pai Joaquim hydroelectric power plant.

•                  Cemig Capim Branco Energia S.A. (subsidiary, 100.00% stake): Production and sale of electricity as an independent power producer, through the Amador Aguiar I and II hydroelectric power plants, built through a consortium with private-sector partners.

•                  UTE Barreiro S.A. (subsidiary, 100.00% stake): Production and sale of thermally generated electricity, as an independent power producer, through construction and operation of the UTE Barreiro thermal generation plant, located on the premises of V&M do Brasil S.A., in Minas Gerais state.

•                  Cemig Trading S.A. (subsidiary: 100.00% stake): Sale and intermediation of business transactions related to energy.

•                  Companhia Transleste de Transmissão (jointly controlled, 25.00% stake): Operation of the 345kV transmission line connecting the substation located in Montes Claros to the substation of the Irapé hydroelectric power plant.

•                  Companhia Transudeste de Transmissão (jointly controlled, 24.00% stake): Construction, operation and maintenance of national grid transmission lines and facilities — the 345kV Itutinga—Juiz de Fora transmission line.

•                  Companhia Transirapé de Transmissão (jointly controlled, 24.50% stake): Construction, operation and maintenance of the 230kV Irapé—Araçuaí transmission line — also part of the national grid.

•                  EPTE (Empresa Paraense de Transmissão de Energia S.A.) (jointly controlled, 41.05% stake): Holder of a public service electricity transmission concession, for the 500kV transmission line in the State of Pará. ETEP has formed the wholly-owned subsidiary ESDE (Empresa Santos Dumont de Energia S.A.).

•                  ENTE (Empresa Norte de Transmissão de Energia S.A.) (jointly controlled, 36.69% stake): Holder of a public service electricity transmission concession, for two 500kV transmission lines in the States of Pará and Maranhão.

•                  ERTE (Empresa Regional de Transmissão de Energia S.A.) (jointly controlled, 36.69% stake): Holder of a public service electricity transmission concession, for a 230kV transmission line in the State of Pará.

•                  EATE (Empresa Amazonense de Transmissão de Energia S.A.) (jointly controlled, 25.00% stake): Holder of the public service electricity transmission concession for the 500kV transmission lines between the sectionalizing Substations of Tucuruí, Marabá, Imperatriz, Presidente Dutra and Açailândia.

•                  EATE has holdings in the following transmission companies:  EBTE (Empresa Brasileira de Transmissão de Energia), with a 51% stake; STC (Sistema de Transmissão Catarinense), with a stake of 80%, and Lumitrans Cia. Transmissora de Energia Elétrica, with a stake of 80%.

•                  ECTE (Empresa Catarinense de Transmissão de Energia S.A.) (jointly controlled, 13.37% stake): Holder of a public electricity transmission service concession operating a 525kV transmission line in the State of Santa Catarina.

•                  Axxiom Soluções Tecnológicas S.A. (“Axxiom”) (jointly controlled, 49.00% stake): Formed in August 2008 to provide complete services of implementation and management of systems for electricity sector companies.

•                  Transchile Charrúa Transmisión S.A. — (“Transchile”) (jointly controlled, 49.00% stake): Implementation, operation and maintenance of the Charrúa—Nueva Temuco 220kV transmission line and two sections of transmission line at the Charrúa and Nueva Temuco substations, in the central region of Chile. The head office of Transchile is in Santiago, Chile. The transmission line began operating in January 2010.

Cemig also has stockholdings in the companies listed below, which were at pre-operational stage on June 30, 2010:

•                  Companhia de Transmissão Centroeste de Minas (jointly controlled, 51.00% stake): Construction, operation and maintenance of the 345kV Furnas—Pimenta transmission line — part of the national grid.

•                  Cemig Serviços (subsidiary, 100% stake): Provision of services related to planning, construction, operation and maintenance of electricity generation, transmission and distribution systems, and provision of administrative, commercial and engineering services in the various fields of energy, from any source.

Where Cemig exercises joint control it does so through stockholders’ agreements with the other stockholders of the investee company.

2) — PRESENTATION OF THE QUARTERLY INFORMATION

2.1) — Presentation of the Quarterly Information

The Quarterly Information (ITR), both for the holding company, and the consolidated information, was prepared according to Brazilian accounting practices, comprising: the Brazilian Corporate Law; the statements, orientations and interpretations issued by the Brazilian Accounting Statements Committee; rules of the Brazilian Securities Commission (CVM — Comissão de Valores Mobiliários); and rules of the specific legislation applicable to holders of Brazilian electricity concessions, issued by the Brazilian National Electricity Agency, Aneel.

This Quarterly Information (ITR) has been prepared according to principles, practices and criteria consistent with those adopted in the preparation of the annual financial statements at December 31, 2009. Hence this Quarterly Information should be read in conjunction with those annual financial statements.

Additionally, to optimize the information provided to the market, the Company is presenting, in Explanatory Note 33, income statements separated by company. All the information presented was obtained from the accounting records of the Company and its subsidiaries.

The reclassification made to the balances of June 30, 2009 for the purposes of comparability in compliance with the change in the Electricity Public Service Accounting Manual (MCSPEE) is as follows:

	Consolidated		Consolidated
Original line	Amount, R$	Reclassified to	Amount, R$

Other operational expenses		Deductions from revenue
Emergency Acquisition Charge	8,093	Emergency Acquisition Charge	(8,093)
	8,093		(8,093)

2.2) Application of the new accounting rules starting in 2010

In continuation of the process, begun in 2008, of harmonizing Brazilian accounting rules with International Financial Reporting Standards — IFRS, issued by the IASB — International Accounting Standards Board, in 2009 the CPC issued, and the CVM approved, several accounting statements, with obligatory application for the business years starting on or after January 1, 2010, backdated to 2009, for the purposes of comparability.

However, as allowed by CVM Decision 603, of November 10, 2009, as amended by CVM Decision 626, of March 31, 2010, the Company opted to present its quarterly information in accordance with the accounting rules adopted in Brazil up to December 31, 2009.

The Company is in the process of assessing the possible effects of application of the technical statements so far issued and has concluded, preliminarily, that the main effects will arise from the application of the following rules:

Technical Interpretation ICPC 01 — Concession Contracts establishes the general principles for recognition and measurement of obligations and the respective rights of concession contracts. Under ICPC 01, the remuneration received or receivable by the concession holder is to be recorded at fair value, corresponding to rights held in relation to a financial asset and/or an intangible asset. At present it is not possible to estimate the effects arising from the application of this rule, since the concepts introduced are still being studied for the purposes of application, but adjustments are expected, arising from the reclassification of the fixed assets as an intangible and/or a financial asset, recognition of construction revenue, and treatment of obligations linked to the concession.

CPC Statement 17 — Construction Contracts, which establishes the accounting treatment of revenues and expenses associated with construction contracts. The applicability of this accounting statement is directly related to the resolution of doubts arising from Technical Interpretation ICPC 01, since the recognition of this revenue is not provided for in the regulatory tariff environment. Thus, the company believes that it is not possible, in the present scenario, to securely quantify the impact of adoption of the said statement.

Statement CPC 30 — Revenues, which sets out the accounting treatment of revenues that arise from certain types of transaction and event: sale of goods, provision of services; and the use, by third parties, of other assets of the entity that generate profits, royalties and dividends. The applicability of this accounting statement is directly related to the resolution of doubts arising from Technical Interpretation ICPC 01, since the recognition of this revenue is not provided for in the regulatory tariff environment. Thus, the company believes that it is not possible, in the present scenario, to securely quantify the impact of adoption of the said statement.

Statement CPC 24 — Subsequent event, and ICPC 08 — Accounting of the proposal for payment of dividends: Management has the obligation to propose distribution of the profits at the end of the business year.  This distribution can be changed by the stockholders. Thus, according to CPC 24 the part of the proposed dividends that is not declared and is in excess of the obligatory minimum dividend and the interest on equity shall be maintained within Stockholders’ equity and shall not be recognized as a liability at the end of the period.  Dividends that are additional to the minimum shall be posted in liabilities as and when they are approved by the competent bodies of the company.

Statement CPC 43 — This establishes the criteria for the initial adoption of CPCs 15 to 40, and specifies that the exceptions in relation to the international rules are limited to the maintenance of equity income in the individual financial statements that have investments valued by the equity method and maintenance of the deferred asset formed up to December 31, 2008, until its entire amortization.  At present, in Brazil, regulatory assets and liabilities are recorded, and when the regulator establishes criteria for allocation of revenue or expense to subsequent periods, a regulatory asset or liability is recognized. At present these regulatory assets and liabilities represent a difference in generally accepted accounting principles between the accounting principles adopted in Brazil, and IFRS.  The IASB is preparing an interpretation which could change the treatment of regulatory assets and liabilities in IFRS. The management is awaiting the result of this new interpretation by the IASB, to assess its possible effects on the financial statements prepared in accordance with accounting practices adopted in Brazil.

The Company is participating in the discussions and debates in the market, especially in the professional organizations of the accounting sector and with the regulators in relation to the interpretations on the criteria for application of these Statements, among which we highlight Technical Interpretation ICPC 01, and these parties may possibly make a position statement on specific aspects for application in the electricity sector. At this moment, due to the conceptual doubts that have given rise to differing interpretations as to the correct application of these rules in the Brazilian regulatory environment, and until there is a better understanding on the practical application of the Statements, we believe it is not possible yet to quantify the possible effects on the financial statements with a reasonable degree of certainty.

2.3) Transmission revenue — Criteria for recognition

On October 14, 2009 the CVM, through a decision of its Council, ordered that the electricity transmission service concession holders controlled by Taesa should, as from the first disclosure of ITRs of 2010, change the accounting treatment to be adopted in accounting of the revenue, with effects backdated in 2009 only for the purposes of comparability, Taesa being exempted from having to restate its accounting statements for the previous business years.

Considering that Cemig GT and the transmission companies of the TBE Group have electricity transmission concession contracts similar to those of Taesa, they too should adopt the same procedures ordered by the CVM.

On May 4, 2010, the CVM, through its Official Letter SEP/GEA 189/10, authorized non-application of this new practice for the ITRs to be published during the 2010 business year, allowing it to be adopted only after the business year ending December 31, 2010, jointly with the other accounting pronouncements that have effect in 2010.

It has not been possible to evaluate the impact on the Stockholders’ equity of concession holders arising from the “linearization” of revenue, due to the conceptual doubts that have given rise to differing interpretations as to the correct application of Technical Interpretation ICPC 01 — Concession contracts, and its interaction with CPC 17 — Construction contracts and CPC 30 — Revenues, in the regulatory environment, as described above.

2.4) Criterion for consolidation of the Quarterly Information

The Quarterly Information (ITR) of the subsidiaries and jointly-controlled companies mentioned in Explanatory Note 1 was consolidated as follows: The data of the jointly-controlled subsidiaries as a whole was consolidated based on the method of proportional consolidation, applicable to each component of the accounting statements of the investees. All the subsidiaries, including those that are jointly controlled, follow accounting practices that are consistent with those of the holding company.

In the consolidation, the interests of the holding company in the Stockholders’ equity of the controlled companies, and material balances of assets, liabilities, revenues and expenses arising from transactions effected between the companies, have been eliminated.

The portion relating to the interests of minority stockholders in the Stockholders’ equity of the subsidiaries is shown separately in Liabilities.

The references made in this Quarterly Information of the subsidiaries and of the jointly-controlled subsidiaries are realized in proportion to the Company’s stake.

The accounting statements of Transchile, for the purpose of consolidation, are converted from Chilean accounting principles to Brazilian accounting principles, with Chilean pesos being converted to Reais at the exchange rate of the last day of the quarter, since the functional currency of Cemig is the Real.

The dates of the accounting statements of the subsidiaries and jointly-controlled subsidiaries used for calculation of equity gains (losses) and consolidation coincide with those of the holding company.

In accordance with CVM Instruction 408, the Consolidated Quarterly Information includes the balances and the transactions of the exclusive investment funds, comprising public and private debt securities and debentures of companies with minimum risk rating A+(bra) (Brazilian long-term rating), ensuring high liquidity of the securities.

The exclusive fund, the financial statements of which are regularly reviewed/audited, is subject to obligations, restricted to payment for services provided for administration of the assets, attributed to operation of investments, such as custody fees, audit fees and other expenses. There are no significant financial obligations, nor assets of the unit holders to guarantee these obligations.

The Company uses the full and proportional consolidation criteria, as shown in the following table. The proportion of holding indicated is of the subsidiary’s total capital:

		06/30/2010
Subsidiaries and jointly-controlled companies	Form of consolidation	Direct holding, %	Indirect holding, %

Subsidiaries
Cemig GT	Full	100.00	—
Direct subsidiaries of Cemig GT
Cemig Baguari Energia	Full	—	100.00
Hidrelétrica Cachoeirão	Proportional	—	49.00
Guanhães Energia	Proportional	—	49.00
Madeira Energia	Proportional	—	10.00
Hidrelétrica Pipoca	Proportional	—	49.00
Baguari Energia	Proportional	—	69.39
Empresa Brasileira de Transmissão de Energia S.A — EBTE	Proportional	—	49.00
Central Eólica Praias de Parajuru	Proportional		49.00
Central Eólica Volta do Rio	Proportional	—	49.00
Central Eólica Praias de Morgado	Proportional	—	49.00
Transmissora Aliança de Energia Elétrica	Proportional	—	32.27
Transmissora Alterosa de Energia	Proportional	—	36.23
Transmissora Alvorada de Energia	Proportional	—	74.50
Cemig D	Full	100.00	—
Cemig Telecom	Full	100.00	—
Rosal Energia	Full	100.00	—
Sá Carvalho	Full	100.00	—
Horizontes Energia	Full	100.00	—
Usina Térmica Ipatinga	Full	100.00	—
Cemig PCH	Full	100.00	—
Cemig Capim Branco Energia	Full	100.00	—
Cemig Trading	Full	100.00	—
Efficientia	Full	100.00	—
Central Termelétrica de Cogeração	Full	100.00	—
UTE Barreiro	Full	100.00	—
Central Hidrelétrica Pai Joaquim	Full	100.00	—
Cemig Serviços	Full	100.00	—
Gasmig (Companhia de Gás de Minas Gerais)	Proportional	55.19	—
Companhia Transleste de Transmissão	Proportional	25.00	—
Companhia Transudeste de Transmissão	Proportional	24.00	—
Companhia Transirapé de Transmissão	Proportional	24.50	—
Light S.A.	Proportional	25.53	—
Direct subsidiaries of Light S.A.
Light Sesa	Full	—	25.53
Light Energia	Full	—	25.53
Light Esco	Full	—	25.53
Light Ger	Full	—	25.53
Light Hidro	Full	—	25.53
Light Institute	Full	—	25.53
Itaocara Energia	Full	—	25.53
Lightcom	Full	—	25.53
Axxiom Soluções Tecnológicas	Proportional	—	13.02
Transchile	Proportional	49.00	—
Companhia de Transmissão Centroeste de Minas	Proportional	51.00	—
Empresa Amazonense de Transmissão de Energia — EATE	Proportional	37.44	—
Direct subsidiaries of EATE
Sistema de Transmissão Catarinense — STC	Full	—	29.95
Lumitrans Companhia Transmissora de Energia Elétrica	Full	—	29.95
Empresa Brasileira de Transmissão de Energia S.A — EBTE	Proportional	—	19.09
Empresa Paraense de Transmissão de Energia — ETEP	Proportional	41.05	—
Direct subsidiaries of ETEP
Empresa Santos Dumont de Energia — ESDE	Full	—	41.05
Empresa Norte de Transmissão de Energia — ENTE	Proportional	36.69	—
Empresa Regional de Transmissão de Energia — ERTE	Proportional	36.69	—
Empresa Catarinense de Transmissão de Energia — ECTE	Proportional	13.37	—
Axxiom Soluções Tecnológicas	Proportional	49.00	—

3) — CASH AND CASH EQUIVALENTS

	Consolidated		Holding company
	06/30/2010	03/31/2010	06/30/2010	03/31/2010

Bank accounts	90,492	175,366	9,726	4,418
Cash investments
Bank certificates of deposit	3,295,962	4,091,548	418,478	413,166
Treasury Financial Notes (LFTs)	186,688	56,188	16	459
National Treasury Notes (LTNs)	—	43,486	—	—
Others	181,374	128,695	101	745
	3,664,024	4,319,917	418,595	414,370

	3,754,516	4,495,283	428,321	418,788

Cash investments are transactions carried out with Brazilian institutions, and international financial institutions with branch offices in Brazil, at normal market conditions and rates. They are highly liquid, promptly convertible into a known amount of cash, and are subject to an insignificant risk of change in value. Bank Certificates of Deposit (CBDs), with fixed or floating rates, and Time Deposits with Special Guarantee (DPGEs) are remunerated at a percentage (varying from 100% to 110%) of the CDI rate published by Cetip (the Custody and Settlement Chamber).

4) — CONSUMERS AND TRADERS

	Consolidated		Holding company
Current and non-current assets	06/30/2010	03/31/2010	06/30/2010	03/31/2010

Retail supply invoiced	1,989,175	2,011,619	46,071	47,287
Retail supply not invoiced	740,554	815,152	—	—
Wholesale supply to other concession holders	66,649	62,684	—	—
(-) Provision for doubtful receivables	(475,799)	(472,444)	(46,071)	(47,287)
	2,320,579	2,417,011	—	—

Under rules laid down by Aneel, the criteria for constitution of provisions for doubtful receivables are as follows: (i) for consumers with significant debts payable, an individual analysis is made of the balance, taking into account the history of default, negotiations in progress and the existence of real guarantees; (ii) for other consumers, the following are provisioned in full: debts receivable and unpaid, for more than 90 days from residential consumers; more than 180 days from commercial consumers; and more than 360 days for the other consumer categories.

The provision for doubtful receivables is considered to be sufficient to cover any losses in the realization of these assets.

5) — REGULATORY ASSETS AND LIABILITIES

The General Agreement for the Electricity Sector, signed in 2001, and the new regulations governing the electricity sector, resulted in the constitution of several regulatory assets and liabilities, and also in deferral of federal taxes applicable to these assets and liabilities (which are settled as and when the assets and liabilities are received and/or paid), as follows:

	Consolidated
	06/30/2010	03/31/2010
Assets
Extraordinary Tariff Recomposition, and Portion “A” (Note 6)	65,512	148,064
Traders — Transactions in “Free energy” during the rationing program (Note 7)	46,141	45,175
Pre-paid expenses — CVA (Note 9)	370,976	420,742
Review of Tariff for Use of the Distribution System (TUSD)	3,984	3,360
TUSD discounts — Source with incentive	11,315	14,706
TUSD discounts — Self-Producers and Independent Producers	10,240	13,309
Low-income subsidy	126,548	128,088
Transmission Tariff Review — “Adjustment Portion” (Note 8)	93,009	101,169
Discounts for irrigation enterprises	3,056	3,972
Other regulatory assets	14,821	20,908
	745,602	899,493
Liabilities
“Free energy” — Reimbursements to generators	(45,264)	(43,725)
Amounts to be restituted in the tariff — CVA (Note 9)	(576,416)	(591,282)
Review of Tariff for Use of the Distribution System (TUSD)	—	(289)
Financial adjustment for the 2008 Tariff Review	—	(2,031)
Adjustment to the “Reference Company”	—	(3,114)
Transmission Tariff Review — “Adjustment Portion” (Note 8)	(75,568)	—
Provision for overcontracting of electricity	(24,311)	—
Other regulatory liabilities	(9,773)	(3,396)
	(731,332)	(643,837)

Taxes, charges and contributions — Deferred liabilities (Note 18)	(72,372)	(78,109)
	(803,704)	(721,946)

Total	(58,102)	177,548

6) — THE EXTRAORDINARY TARIFF RECOMPOSITION, AND “PORTION A”

The Brazilian federal government, through the Electricity Emergency Chamber (GCE), signed an agreement with the electricity distributors and generators in 2001, named “The General Agreement for the Electricity Sector”, which set criteria for ensuring the economic and financial equilibrium of concession contracts and for “recomposition” of the extraordinary revenues and losses which occurred during the Rationing Program, through an “Extraordinary Tariff Recomposition” (“RTE”), given to compensate for the variation in non-manageable costs of “Portion A” that took place in the period from January 1 to October 25, 2001.

a) The Extraordinary Tariff Recomposition

The RTE came into effect on December 27, 2001, through the following tariff adjustments:

•                                Adjustment of 2.90% for consumers in the residential classes (excluding low-rental consumers), and consumers in the rural, public-illumination and high-voltage industrial categories for whom the cost of electricity represents 18.00% or more of the average cost of production and which meet certain requirements related to load factor and electricity demand, specified in the Resolution.

•                                Increase of 7.90% for other consumers.

The RTE was used to compensate the following items:

•                                Losses of invoiced sales revenue in the period from June 1, 2001 to February 28, 2002, corresponding to the difference between Cemig’s estimated revenue if the rationing program had not been put in place and the actual revenue while the program was in place, according to a formula published by Aneel. Calculation of this value did not take into account any losses from default by consumers.

•                                Pass-through to be made to the generators who bought energy in the MAE — which was succeeded in 2004 by the Electricity Trading Chamber (“the CCEE”) — in the period from June 1, 2001 to February 28, 2002, for more than R$ 49.26/MWh (referred to as “Free Energy”).

The period of validity of the RTE of Cemig D and of Light Serviços de Eletricidade S.A. (“Light Sesa”), of 74 months, expired in February 2008, and Cemig D made a write-off as a loss, of R$ 348,819 as a result of this period not having been sufficient for receipt of all the assets relating to the losses suffered in the rationing period. Light Sesa posted a write-off, as losses, of R$ 72,862.

Also as a result of the termination of the period of validity of the RTE, Cemig D and Light Sesa made write-offs of amounts to be withheld for passthrough to the generators, in the amount of R$ 360,783. This write-off did not affect the income statement for the period, since the corresponding liability was written off simultaneously.

b) “Portion A”

The items of “Portion A” are defined as being the sum of the differences, positive or negative, in the period January 1 to October 25, 2001, between the amounts of the non-manageable costs presented on the basis of the calculation for determination of the last annual tariff adjustment and the disbursements which actually took place in the period.

The recovery of “Portion A” began in March 2008, shortly after the end of the period of validity of the RTE, using the same recovery mechanisms, that is to say, the adjustment that was applied to tariffs for compensation of the amounts of the RTE will continue in effect for compensation of the items of “Portion A”.

The “Portion A” credits are updated by the variation in the Selic rate up to the month in which they are actually offset, and there is no time limit for their realization.

As and when amounts of “Portion A” are received through the tariff, Cemig transfers those amounts from Assets to the Income statement. In the case of Cemig D, the amounts transferred are:

	Consolidated
Amounts transferred to Expenses	January to June 2010	January to June 2009
Energy bought for resale	101,297	93,758
Fuel Consumption Account — CCC	44,854	41,516
Global Reversion Reserve — RGR	4,188	4,149
Tariff for transport of electricity from Itaipu	1,729	1,601
Tariff for use of national grid transmission facilities	11,585	10,723
Royalties for use of water resources	3,978	3,682
Connection — Realization of “Portion A”	244	226
Delivery service inspection charge	320	388
	168,195	156,043

The amounts to be received in relation to “Portion “A”, recorded in Assets, are:

	Consolidated
	06/30/2010	03/31/2010
Compensation of the items of “Portion A”
Principal	245,299	245,299
Updating by Selic rate	582,031	579,398
Amounts received	(761,818)	(676,633)
Total of RTE and Portion “A”	65,512	148,064

7) — TRADERS — TRANSACTIONS IN FREE ENERGY

The receivables of the subsidiary Cemig GT for transactions in “Free Energy” in the Electricity Trading Chamber (CCEE) during the period of the Rationing Program are as follows:

	Consolidated
	06/30/2010	03/31/2010
Current assets
Amounts to be received from distributors	46,141	45,175

The amounts receivable in Assets are the difference between the prices paid by Cemig GT in the transactions in energy on the CCEE, during the period when the Rationing Program was in effect, and R$ 49.26/MWh. This difference is to be reimbursed by the distributors through the amounts raised by means of the RTE, as defined in the General Agreement for the Electricity Sector.

In accordance with Aneel Resolution 36 of January 29, 2003, the electricity distributors have, since March 2003, been collecting the amounts obtained monthly by means of the RTE and passed them through to the generators and distributors that have amounts to be received, which include Cemig GT.

On January 12, 2010, Aneel published Normative Resolution 387, establishing that the balances of payments due for “Free Energy” and Loss of Revenue, after completion of the collection of the Extraordinary Tariff Recomposition (RTE) in distributors’ retail supply tariffs, should be recalculated by a new method.

The final passthrough of “Free Energy” amounts will be the sum of the monthly differences, positive or negative, between the passthroughs for Free Energy made in accordance with certain defined criteria, and the passthroughs already made, plus financial remuneration at the Selic rate, from the date of occurrence of the difference up to the date of completion of the charging of the RTE within retail supply tariffs.

The amounts receivable by Cemig GT are updated by the variation in the Selic rate plus 1.00% interest per year.

The conclusion of certain court proceedings in progress, brought by market agents, in relation to interpretation of the rules in force at the time of the transactions on the CCEE, could result in changes in the amounts recorded. For more details, see Explanatory Note 22.

8) — THE REVIEW OF THE TRANSMISSION TARIFF

1º Tariff Review

Cemig GT’s first Tariff Review was approved by the Council of Aneel on June 17, 2009. In it Aneel set the percentage for repositioning of the Company’s Permitted Annual Revenue (RAP) at 5.35%, backdated to 2005.

on June 1, 2010, Aneel granted and partially approved the Administrative Appeal filed by the Company, ordering the repositioning of its first periodic Tariff Review from 5.35% to 6.96%, for the following reasons:

(i)   costs incurred in preparation of the evaluation report, in the amount of R$ 978;

(ii)  alteration of the Net Remuneration Basis by R$ 1,140;

(iii)  inclusion of the Sector Charges on the difference between Revenues applied for in the last four cycles and the result of Financial updating, due to the alteration of the profile of Authorized Facilities, of R$ 8,424.

Aneel additionally established a financial component of R$ 168,632 to be paid to the Company as the “Adjustment Portion” (“PA”) in 24 months. This is the backdated effect of the tariff repositioning over the period from July 1, 2005 to June 30, 2009, increased by the R$ 10,542 arising from the Administrative Appeal. The first part, of R$ 85,732, was incorporated into the adjustment for the 2009—10 cycle, and the second part, of R$ 72,358, will be compensated in the 2010—11 adjustment.

2nd Tariff Review

On June 8, 2010, Aneel homologated the result of the Second Tariff Review of Cemig GT, which set the repositioning of the Permitted Annual Revenue (RAP) at —15.88%, backdated to June 2009. This resulted in a requirement for reimbursement of R$ 75,568 to the users of the Transmission System during the July 2010 to July 2011 tariff cycle.

The Company recorded this amount as a reduction of revenue in the second quarter of 2010.

As and when amounts of the “Adjustment Portion” relating to the 1st and 2nd Tariff Reviews are received through the tariff, the Company transfers the corresponding amount recorded in Assets to the Income statement.

9) — ANTICIPATED EXPENSES AND REGULATORY LIABILITIES — CVA

The balance on the Account to Compensate for Variation of Portion A items (known as the “CVA” account) is made up of the positive and negative differences between the estimate of non-manageable costs used for deciding the tariff adjustment, and the payments actually made. The variations ascertained are compensated in the subsequent tariff adjustments.

The balance on the CVA account is shown below:

	Consolidated
	06/30/2010	03/31/2010

Cemig D	(228,530)	(206,793)
Light	23,090	36,253
	(205,440)	(170,540)

Current assets	282,301	367,774
Non-current assets	88,675	52,968
Current liabilities	(445,589)	(520,176)
Non-current liabilities	(130,827)	(71,106)
Net amounts	(205,440)	(170,540)

10) — TAXES SUBJECT TO OFFSETTING

	Consolidated		Holding company
	06/30/2010	03/31/2010	06/30/2010	03/31/2010
Current
ICMS tax recoverable	246,817	228,735	3,828	3,820
Income tax	568,443	498,226	—	—
Social Contribution tax	197,543	160,029	—	—
Pasep tax	22,847	19,182	2	3
Cofins tax	105,387	91,291	10	12
Others	14,187	20,141	2,566	2,570
	1,155,224	1,017,604	6,406	6,405
Non-current
ICMS tax recoverable	80,249	79,377	426	426
Income tax	92,526	85,488	90,153	83,862
Social Contribution tax	26,245	18,435	26,245	18,435
Pasep and Cofins	42,499	42,420	—	—
	241,519	225,720	116,824	102,723

	1,396,743	1,243,324	123,230	109,128

The credits for Pasep and Cofins taxes arise from payments made in excess by the Company as a result of adoption of the non-cumulative regime for revenues of the transmission companies whose electricity supply contracts were prior to October 31, 2003, and for which subsequent regulation by the Brazilian tax authority allowed review and inclusion in the cumulative regime. As a consequence of this review, restitution of excess tax paid in prior periods was allowed.

The balances of income tax and Social Contribution tax refer to tax credits in corporate income tax returns of previous years, and advance payments made in 2010, which will be offset against federal taxes payable to be calculated for the year, posted in Taxes and contributions.

The credits of ICMS tax recoverable, recorded in Long term assets, arise from acquisitions of fixed assets, and can be offset in 48 months. The transfer to Short term was made in accordance with the estimates of the amounts which should be realized up to June 2011.

11) — TAX CREDITS

a) Deferred income tax and Social Contribution tax:

Cemig and its subsidiaries have deferred income tax credits, constituted at the rate of 25.00%, and deferred Social Contribution tax credits, at the rate of 9.00%, as follows:

	Consolidated		Holding company
	06/30/2010	03/31/2010	06/30/2010	03/31/2010
Tax credits on temporary differences —
Tax loss carryforwards / Negative taxable balances	117,439	145,157	—	3,982
Contingency provisions	164,476	177,037	70,304	92,645
Post-employment obligations	80,151	81,393	3,290	2,907
Provision for doubtful receivables	187,679	182,302	15,664	16,078
Provision for Pasep and Cofins taxes — Extraordinary Tariff Recomposition	1,741	4,348	—	—
Financial instruments	52,587	51,439	—	—
FX variation	123,389	123,549	—	—
Distribution Tariff Review 2009	—	1,694	—	—
Taxes with demandability suspended	28,979	—
Goodwill premium on absorption	6,755	—
Others	40,448	38,500	854	559
	803,644	805,419	90,112	116,171

Current assets	200,053	158,002	10,966	16,521
Non-current assets	603,591	647,417	79,146	99,650

At its meeting on March 23, 2010, the Board of Directors approved the technical study prepared by the CFO’s Department on the forecasts for future profitability adjusted to present value, which show capacity for realization of the deferred tax asset in a maximum period of 10 years, as defined in CVM Instruction 371. This study includes Cemig and its subsidiaries Cemig Generation and Transmission and Cemig Distribution, and was submitted to Cemig’s Audit Board for examination on March 4, 2010,

In accordance with the individual estimates by Cemig and its subsidiaries, future taxable profits enable the deferred tax asset existing on June 30, 2010 to be realized as follows:

	Consolidated	Holding company

2010	141,164	265
2011	184,044	21,401
2012	157,081	23,831
2013	150,800	23,831
2014 and 2015	91,502	19,086
2016 and 2017	61,573	1,040
2018 and 2019	17,480	658
	803,644	90,112

The holding company had tax credits not recognized in its Quarterly Information (ITR), in the amount of R$ 409,367 on March 31, 2010.

The credits not recognized refer basically to the effective loss arising from the assignment of the credits of accounts receivable from the state government to the Credit Receivables Fund in the first quarter of 2006 (as per Explanatory Note 13). As a result of this assignment the provision for losses on recovery of the amounts constituted in previous years became deductible for the purposes of income tax and Social Contribution. The portion not recognized in relation to this issue is R$ 408,320.

b) Reconciliation of the expense on income tax and the Social Contribution tax:

This table shows the reconciliation of the nominal expense on income tax (rate 25%) and Social Contribution tax (rate 9%) with the expense shown in the Income statement:

	Consolidated		Holding company
	06/30/2010	30/06/2009	06/30/2010	30/06/2009

Profit before income tax and Social Contribution tax	1,157,374	1,401,415	769,694	926,160
Income tax and Social Contribution — nominal expense	(393,507)	(476,483)	(261,696)	(314,894)
Tax effects applicable to:
Equity gain (loss) from subsidiaries	—	—	210,295	253,227
Employees’ profit shares	28,789	24,881	797	643
Non-deductible contributions and donations	(3,100)	(2,796)	(278)	(163)
Tax incentives	20,190	7,373	254	94
Tax credits not recognized	(2,491)	701	76	26
Amortization of goodwill	(4,687)	(2,773)	(5,435)	(2,773)
Income tax and Social Contribution — adjustment for prior year tax return	(1,471)	(11,423)	(1,471)	—
Others	(11,840)	27,028	(153)	(393)
Income tax and Social Contribution — effective expense	(368,117)	(433,492)	(57,611)	(64,233)

Light subscribes to the new Refis Installment Tax Payment program (Law 11941/09)

On November 6, 2009, the Board of Directors of the indirect subsidiary Light Sesa approved agreement to the program of reduction and installment payment of taxes under Law 11941/09.

The principal benefits of this adhesion to the new Refis system, further to the actual disbursement of cash being by installments, are the reduction of interest and penalty payments, in the amount of

R$ 128,921, and the possibility of paying the remaining portion of the interest and penalty payments with the use of tax loss carryforwards.

The initial amount included in the Refis was R$ 585,639. Since R$ 262,428 was offset against tax losses, the actual amount divided into installments which will result in future disbursements of cash is R$ 323,211.

Light SESA has been making the minimum payments, plus payment of the installments arising from the migration of the PAES Social Security installment system (REFIS II), in the consolidated amount of R$ 1,752, while it awaits a notice from the Brazilian Federal Revenue Service for the due consolidation. The variation of the balance is explained by the updating of the Selic rate in the period, in the amount of R$ 6,252, as well as the amount paid to the Social Security PAES (PAES — Previdenciário).

12) — DEPOSITS LINKED TO LEGAL ACTIONS

“Deposits linked to legal actions” refers principally to employment-law actions and matters related to tax obligations.

The main payments into court in relation to tax obligations refer to income tax withheld at source on Interest on Equity, and to exclusion of amounts of ICMS tax from the amount taxable by PIS and Cofins tax.

	Consolidated		Holding company
	06/30/2010	03/31/2010	06/30/2010	03/31/2010

Employment law cases	201,175	176,968	49,028	28,169

Tax obligations
Income tax on Interest on Equity	13,714	13,714	—	—
PIS and Cofins taxes	430,739	372,704	—	—
Others	16,789	8,775	2,935	3,586

Others	133,748	144,370	43,497	63,707
	796,165	716,531	95,460	95,462

The balances of deposits paid into court in relation to the Pasep and Cofins taxes have provisions corresponding to the payment obligations, recorded in Taxes, charges and contributions.  For more details, see Explanatory Note 18.

13) — ACCOUNTS RECEIVABLE FROM THE GOVERNMENT OF THE STATE OF MINAS GERAIS IN THE FORM OF RIGHTS TO RECEIVABLES

The outstanding credit balance receivable on the CRC (Results Compensation) Account was transferred to the State of Minas Gerais in 1995, under an Agreement to assign that account (“the CRC Agreement”), in accordance with Law 8724/93, for monthly amortization over 17 years starting on June 1, 1998, with annual interest of 6% plus monetary updating by the Ufir index.

The First Amendment to the CRC Agreement, signed on January 24, 2001, replaced the monetary updating unit in the agreement, which had been the Ufir, with the IGP-DI inflation index, backdated to November 2000, due to the abolition of the Ufir in October 2000.

Second and Third Amendments to the CRC Agreement were signed in October 2002, setting new conditions for amortization of the credits receivable from the Minas Gerais state government. The main clauses were: (i) monetary updating by the IGP-DI inflation index; (ii) amortization of the two amendments by May 2015; (iii) interest rates of 6.00% and 12.00% for the Second and Third

Amendments, respectively; and (iv) guarantee of retention, in full, of dividends becoming due to Minas Gerais state, for settlement of the Third Amendment.

a) Fourth Amendment to the CRC Agreement

As a result of default in receipt of the credits specified in the Second and Third Amendments, the Fourth Amendment was signed, with the aim of making possible full receipt of the CRC balance through retention of dividends becoming payable to State Government. This agreement was approved by the Extraordinary General Meeting of Stockholders completed on January 12, 2006.

The Fourth Amendment to the CRC Agreement had backdated effect on the outstanding balance existing on December 31, 2004, and consolidated the amounts receivable under the Second and Third Amendments — which were a total of R$ 4,681,956 on June 30, 2010.

The government of the state will amortize the debit in 61 consecutive half-yearly installments, becoming due by June 30 and December 31 of each year, over the period from June 2005 to June 2035. The amounts of the portions for amortization of the principal, updated by the IGP-DI index, increase over the period, from R$ 28,828 for the 1st, and R$ 94,925 for the 61st — expressed in currency of June 30, 2010.

The debt is being amortized, as priority, by retention of 65% of the minimum obligatory dividends payable to the State Government. If the amount is not enough to amortize the portion becoming due, the retention may be of up to 65% of all and any amount of extraordinary dividends or extraordinary Interest on Equity. The dividends retained are to be used for amortization of the agreement in the following order: (i) settlement of past due installments; (ii) settlement of an installment for the current half-year; (iii) anticipated settlement of up to 2 installments; and, (iv) amortization of the debtor balance.

On June 30, 2010, the installments of the Agreement to become due on December 31, 2010, and June 30, 2011 had been amortized in advance.

The Fourth Amendment provides that, so as to ensure complete receipt of the credits, the provisions of the Bylaws must be obeyed — they define certain targets to be met annually in conformity with the Strategic Plan, as follows:

Target	Index required
Debt / Ebitda	Less than 2 (1)
(Debt) / (Debt plus Stockholders’ equity)	40% or less (2)
Capital expenditure and acquisition of assets	40%, or less, of Ebitda

Ebitda = Earnings before interest, taxes on profit, depreciation and amortization.

(1)          Less than 2.5 in certain situations specified in the Bylaws.

(2)          50% or less, in certain situations also specified in the Bylaws.

The Extraordinary General Meeting of Stockholders of May 5, 2010 authorized that the index required for the 2010 business year in relation to the restrictive clause “Capital expenditure and acquisition of assets / Ebitda” should be equivalent to 90%, in view of the Company’s investment programs planned for the year. As a result, none of the restrictive clauses for the year 2010 was not complied with.

b) Transfer of the CRC credits to a Receivables Investment Fund (“FIDC”)

On January 27, 2006 Cemig transferred the CRC credits into a Receivables Investment Fund (“FIDC”). The amount of the FIDC was established by the administrator based on long-term financial projections for Cemig, with estimation of the dividends that will be retained for amortization of the outstanding debtor balance on the CRC Agreement. Based on these projections, the FIDC was valued at a total of R$ 1,659,125, of which R$ 900,000 in senior units and R$ 759,125 in subordinated units.

The senior units were subscribed and acquired by financial institutions and will be amortized in 20 half-yearly installments, from June 2006, updated by the variation of the CDI plus interest of 1.7% of interest per year, guaranteed by Cemig.

The subordinated units were subscribed by Cemig and correspond to the difference between the total value of the FIDC and the value of the senior units.

The updating of the subordinated units corresponds to the difference between the valuation of the FIDC using a rate of 10.00% per year, and the increase in value of the senior units by the variation of the CDI plus interest of 1.70% per year.

Movement in the FIDC in 2Q10 was as follows:

Consolidated and Holding company

Balance at March 31, 2010	1,787,105
Monetary updating on the senior units	23,643
Monetary updating on the subordinated units	5,643
Investment in the subordinated units	14,501
Balance at June 30, 2010	1,830,892

Composition of the FIDC on June 30, 2010
- Senior units held by third parties	919,115

- Subordinated units owned by Cemig	905,529
- Dividends retained by the Fund	6,248
911,777

TOTAL	1,830,892

Cemig paid dividends on June 29, 2010, R$ 67,399 being used for amortization of part of the senior units. Additionally, the Company injected R$ 14,501 into the fund to complete the amount necessary for redemption of the senior units and other operational expenses of the FIDC. The amortization of R$ 80,167 of the senior units was effected only on July 1st, 2010.

The dividends and Interest on Equity proposed by the Executive Board to the Board of Directors, to be distributed to stockholders for the business year 2009, are posted in Current Liabilities. Of the dividends to be distributed, R$ 103,691 is payable to the Minas Gerais State Government, of which R$ 67,399 will be retained for repayment of part of the due receivables on the CRC.

c) Criterion of consolidation for the FIDC

Due to the guarantee offered by Cemig of settlement of the senior units, in the event that the dividends due to the state government are not sufficient for amortization of the installments, the consolidated Quarterly Information presents the balance of the FIDC registered in full in Cemig, and the senior units are presented as a debt under Loans and financings in Current and Non-current liabilities. Similarly, in the consolidation, the monetary updating of the FIDC has been recognized in full as a financial revenue, and in counterpart, the amount of the monetary updating of the senior units is recorded as a cost of debt.

14) — INVESTMENTS

	Consolidated		Holding company
	06/30/2010	03/31/2010	06/30/2010	03/31/2010

In subsidiaries and jointly controlled companies
Cemig GT	—	—	3,981,934	3,820,271
Cemig D	—	—	2,665,332	2,728,028
Light	—	—	789,883	764,791
Cemig Telecom	—	—	287,596	281,513
Gasmig	—	—	429,131	415,122
Rosal Energia	—	—	63,647	58,214
Sá Carvalho	—	—	57,374	51,590
Horizontes Energia	—	—	70,814	69,046
Usina Térmica Ipatinga	—	—	35,690	33,422
Cemig PCH	—	—	42,127	37,002
Cemig Capim Branco Energia	—	—	30,935	20,153
Companhia Transleste de Transmissão	—	—	14,208	15,775
UTE Barreiro	—	—	8,759	4,468
Companhia Transudeste de Transmissão	—	—	10,255	9,902
Central Hidrelétrica Pai Joaquim	—	—	488	492
Companhia Transirapé de Transmissão	—	—	7,854	7,613
Transchile	—	—	24,283	26,707
Efficientia	—	—	8,161	6,901
Central Termelétrica de Cogeração	—	—	6,444	5,848
Companhia de Transmissão Centroeste de Minas	—	—	17,951	16,689
Cemig Trading	—	—	33,514	30,700
Empresa Paraense de Transmissão de Energia - EPTE	—	—	44,014	39,578
Empresa Norte de Transmissão de Energia — ENTE	—	—	70,398	64,025
Empresa Regional de Transmissão de Energia — ERTE	—	—	12,014	10,728
Empresa Amazonense de Transmissão de Energia — EATE	—	—	159,641	142,193
Empresa Catarinense de Transmissão de Energia-ECTE	—	—	8,254	7,434
Axxiom Soluções Tecnológicas	—	—	2,385	2,454
Cemig Serviços	—	—	77	98
	—	—	8,883,163	8,670,757

Goodwill on acquisition of stake in Rosal Energia	—	—	24,865	26,246
Goodwill on acquisition of stake in EPTE	—	—	61,773	62,513
Goodwill on acquisition of stake in ENTE	—	—	92,472	93,506
Goodwill on acquisition of stake in ERTE	—	—	22,399	22,649
Goodwill on acquisition of stake in EATE	—	—	361,608	365,941
Goodwill on acquisition of stake in ECTE	—	—	14,437	14,615
Goodwill on acquisition of stake in Light	—	—	338,749	344,098
In other investments	23,821	23,559	3,502	3,505
	23,821	23,559	919,805	933,073
	23,821	23,559	9,802,968	9,603,830

a)              The main information on the investees is as follows:

		At June 30, 2010			January to June 2010
Subsidiaries	Number of shares	Cemig stake %	Registered capital	Stockholders’ equity	Dividends	Profit (Loss)

Cemig GT	2,896,785,358	100.00	3,296,785	3,981,934	69,878	488,462
Cemig D	2,261,997,787	100.00	2,261,998	2,665,332	51,878	72,086
Light	203,934,060	25.53	2,225,822	3,093,636	—	218,825
Cemig Telecom	381,023,385	100.00	225,081	287,596	—	11,618
Rosal Energia	46,944,467	100.00	46,944	63,647	—	11,223
Sá Carvalho	361,200,000	100.00	36,833	57,374	—	11,961
Gasmig	409,255,483	55.19	643,779	777,515	55,012	47,027
Horizontes Energia	64,258,000	100.00	64,258	70,814	—	3,660
Usina Térmica Ipatinga	29,174,281	100.00	29,174	35,690	160	3,982
Cemig PCH	30,952,000	100.00	30,952	42,127	23	9,086
Cemig Capim Branco Energia	5,528,000	100.00	5,528	30,935	—	16,003
Companhia Transleste de Transmissão	49,569,000	25.00	49,569	56,836	9,190	5,447
UTE Barreiro	11,918,000	100.00	11,918	8,759	—	(6,435)
Companhia Transudeste de Transmissão	30,000,000	24.00	30,000	42,729	1,852	2,783
Central Hidrelétrica Pai Joaquim	486,000	100.00	486	488	—	2
Companhia Transirapé de Transmissão	22,340,490	24.50	22,340	32,057	1,567	2,416
Transchile	33,340,000	49.00	62,852	49,558	—	(5,357)
Efficientia	6,051,994	100.00	6,052	8,161	—	1,584
Central Termelétrica de Cogeração	5,000,000	100.00	5,001	6,444	—	850
Companhia de Transmissão Centroeste de Minas	51,000	51.00	51	35,198	—	—
Cemig Trading	160,297	100.00	160	33,514	—	(1,539)
Empresa Paraense de Transmissão de Energia — ETEP	45,000,010	41.05	82,039	107,217	13,831	17,352
Empresa Norte de Transmissão de Energia — ENTE	100,840,000	36.69	144,863	191,878	40,217	34,188
Empresa Regional de Transmissão de Energia — ERTE	23,400,000	36.69	23,400	32,748	15,729	6,703
Empresa Amazonense de Transmissão de Energia — EATE	180,000,010	37.44	323,579	426,370	103,939	69,370
Empresa Catarinense de Transmissão de Energia — ECTE	42,095,000	13.37	42,095	61,752	22,999	12,502
Axxiom Soluções Tecnológicas	7,200,000	49.00	7,200	4,867	—	(386)
Cemig Serviços	100,000	100.00	100	77	—	(22)

		At June 30, 2009			January to June 2009
Subsidiaries	No. of shares	Cemig stake %	Registered capital	Stockholders’ equity	Dividends	Profit (Loss)

Cemig GT	2,896,785,358	100.00	2,896,785	4,058,641	107,136	684,638
Cemig D	2,261,997,787	100.00	2,261,998	2,488,194	76,202	88,385
Rio Minas Energia	709,309,572	25.00	709,309	1,317,534	—	159,823
Cemig Telecom	381,023,385	100.00	225,082	271,380	8,150	15,696
Rosal Energia	86,944,467	100.00	86,944	100,637	—	9,383
Sá Carvalho	860,000,000	100.00	86,833	109,582	—	14,170
Gasmig	409,255,000	55.19	474,497	611,421	—	34,845
Horizontes Energia	64,257,563	100.00	64,258	70,140	—	3,402
Usina Térmica Ipatinga	64,174,281	100.00	64,174	36,415	—	5,138
Cemig PCH	50,952,000	100.00	50,952	40,142	—	7,880
Cemig Capim Branco Energia	45,528,000	100.00	45,528	30,411	—	15,480
Companhia Transleste de Transmissão	49,569,000	25.00	49,569	56,729	6,896	5,985
UTE Barreiro	11,918,000	100.00	11,918	1,289	—	567
Companhia Transudeste de Transmissão	30,000,000	24.00	30,000	37,847	483	3,849
Central Hidrelétrica Pai Joaquim	486,000	100.00	486	482	—	(4)
Companhia Transirapé de Transmissão	22,340,490	24.50	22,340	27,846	—	3,235
Transchile	27,840,000	49.00	61,563	67,976	—	—
Efficientia	6,051,994	100.00	6,052	8,698	—	2,385
Central Termelétrica de Cogeração	150,000,000	100.00	150,001	156,116	—	5,992
Companhia de Transmissão Centroeste de Minas	51,000	51.00	51	14,051	—	—
Cemig Trading	160,297	100.00	160	3,009	—	2,817
Empresa Paraense de Transmissão de Energia — ETEP	45,000,010	38.35	69,569	99,077	2,348	17,084
Empresa Norte de Transmissão de Energia — ENTE	100,840,000	35.78	120,128	177,641	19,902	36,176
Empresa Regional de Transmissão de Energia — ERTE	23,400,000	35.78	23,400	32,463	6,480	7,122
Empresa Amazonense de Transmissão de Energia — EATE	180,000,010	34.47	273,469	401,849	3,687	76,944
Empresa Catarinense de Transmissão de Energia — ECTE	42,095,000	13.08	42,095	59,924	14,747	11,954
Axxiom Soluções Tecnológicas	4,200,000	49.00	4,200	4,851	—	(590)

The movement of investments in subsidiaries is as follows:

	03/31/2010	Equity gain (loss)	Capital injection / Acquisition	Dividends proposed	Others	06/30/2010

Cemig GT	3,820,271	232,309	—	(69,878)	(768)	3,981,934
Cemig D	2,728,028	(10,818)	—	(51,878)		2,665,332
Light	764,791	25,092	—	—	—	789,883
Cemig Telecom	281,513	6,083	—	—	—	287,596
Rosal Energia	58,214	5,433	—	—	—	63,647
Sá Carvalho	51,590	5,784	—	—	—	57,374
Gasmig	415,122	14,008	—	—	1	429,131
Horizontes Energia	69,046	1,768	—	—	—	70,814
Usina Térmica Ipatinga	33,422	2,268	—	—	—	35,690
Cemig PCH	37,002	5,125	—	—	—	42,127
Cemig Capim Branco Energia	20,153	10,782	—	—	—	30,935
Companhia Transleste de Transmissão	15,775	732	—	(2,299)	—	14,208
UTE Barreiro	4,468	(7,120)	11,411	—	—	8,759
Companhia Transudeste de Transmissão	9,902	352	—	—	1	10,255
Central Hidrelétrica Pai Joaquim	492	(4)	—	—	—	488
Companhia Transirapé de Transmissão	7,613	311	—	—	(70)	7,854
Transchile	26,707	(1,662)	—	—	(762)	24,283
Efficientia	6,901	1,259	—	—	1	8,161
Central Termelétrica de Cogeração	5,848	595	—	—	1	6,444
Companhia de Transmissão Centroeste de Minas	16,689	—	1,262	—	—	17,951
Cemig Trading	30,700	2,814	—	—	—	33,514
Empresa Paraense de Transmissão de Energia — ETEP	39,578	3,587	1,107	(258)	—	44,014
Empresa Norte de Transmissão de Energia — ENTE	64,025	6,373	—	—	—	70,398
Empresa Regional de Transmissão de Energia — ERTE	10,728	1,286	—	—	—	12,014
Empresa Amazonense de Transmissão de Energia — EATE	142,193	13,193	4,255	—	—	159,641
Empresa Catarinense de Transmissão de Energia — ECTE	7,434	820	—	—	—	8,254
Axxiom Soluções Tecnológicas	2,454	(69)	—	—	—	2,385
Cemig Serviços	98	(21)	—	—	—	77
	8,670,757	320,280	18,035	(124,313)	(1,596)	8,883,163

b)              Stockholding in Light

A discount was ascertained on the acquisition of Light, corresponding to the difference between the amount paid by RME and the book value of the stake in the stockholders’ equity of Light, in the amount of R$ 364,961 (Cemig’s portion is 25.00%). This discount arises from the estimate of the profits of future years from commercial operation of the electricity distribution and generation concessions, and is being amortized from October 2006 to May 2026, the date of the termination of the distribution concession, on a straight-line basis. The remaining value of the discount R$73,843 (R$ 75,002 in March 31, 2010) was incorporated into the Company’s stockholders’ equity after the split of RME, and is being presented in the consolidated quarterly information as Non-current liabilities, under Other obligations.

c)              Goodwill on acquisitions of equity interests

The goodwill on the acquisition of the wind generation companies is the difference between the amount paid and the book value of the interest in the Stockholders’ equity of the jointly-controlled subsidiaries, arising from the added value of the concession. The goodwill will be amortized over the remaining period of validity of the concessions.

d)             Completion of the transaction to purchase shares in LIGHT

On March 25, 2010 the payment was made for the acquisition by Cemig of 25,494,500 common shares in Light S.A. (Light) owned by AGC, representing 12.50% of the total and voting capital of Light. The price paid by Cemig in relation to the purchase of the shares was R$ 718,518, corresponding to R$ 29.54 per share, this value resulting from the updating of the price stipulated in the contract, by the CDI (Interbank Certificate of Deposit) rate, published by Cetip — the Financial Securities Custody and Settlement Center, from December 1, 2009 up to the date of the payment, and deduction of the dividends of R$ 2.12 per share declared by Light at the Ordinary General Meeting completed on March 24, 2010.

As well as providing for the payment for the shares, on that date, the Contract provided for acquisition by Cemig, on or before September 21, 2010, of 1,081,649 (one million eighty one thousand six hundred forty nine) common shares issued by Light, representing, approximately, 0.53% of the voting and total capital of Light, owned by AGC. The price corresponding to the 0.53% of the capital of Light is R$ 31,949. This amount will also be updated by the CDI rate from December 1, 2009 up to the date of payment, and from it will be deducted any dividends and Interest on Equity paid or declared by Light in this period.

The Contract also provides for assignment of the shares acquired to an affiliated company of Cemig, or to third parties.

On this transaction the Company paid a premium of R$ 344,098, calculated from the added value of the concession.

Additional option to purchase shares in Light

Cemig, if the sale option is exercised, will acquire 100% of the share units of LUCE INVESTMENT FUND, which holds 75% (seventy five per cent) of the shares of LUCE BRASIL FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES. The result would be that Cemig would acquire 19,932,112 common shares in Light S.A., representing 9.75% of its total and voting capital for the price of US$340,455, from which would be deducted any dividends and Interest on Equity paid or declared by Light S.A. in the period starting on December 1, 2009, up to and including the date of the exercise of the option, if any.

The option may be exercised at any time between October 1 and October 6, 2010 and its exercise will create an obligation upon Cemig to acquire or indicate a third party that will acquire the totality of the share units of the LUCE Fund for the Price of the Option. Completion of this transaction is conditional upon certain contractually established requirements being met, and also approval by the National Electricity Agency, Aneel; the Administrative Economic Defense Council, CADE; the Brazilian Development Bank (BNDES); and, where necessary, the other financing agents of and debenture holders of Light and its subsidiaries.

e) Acquisition of a complementary stake in Transmissora Aliança de Energia Elétrica —Taesa

On May 6, 2010 Cemig GT made a public offer to acquire shares and units from minority stockholders, through Transmissora Alterosa de Energia Elétrica. The transaction resulted in the acquisition of 24.42% of the shares until then held by the minority stockholders, equivalent to 56.69% of the total capital of Taesa, for R$ 1,001,851 — R$ 15.57 per share.

A premium of R$ 523,367 was ascertained, corresponding to future profitability from commercial operation of the concessions in the period specified by the regulator. The goodwill will be amortized over the remaining period of validity of the concessions.

With this transaction the company, together with Fundo de Investimentos em Participação Coliseu, concluded the process of acquisition of Transmissora Aliança de Energia Elétrica — Taesa (formerly Terna Participações)

Some of the minority stockholders did not accept the public offer to acquire shares, and 4.72% of the shares of Taesa remained in circulation in the market.

f) Acquisition of stockholding

At a meeting held on June 30, 2010, the Board of Directors of Cemig Telecomunicações S.A. — Cemig Telecom, a corporation registered for listing, which provides telecommunications services, approved signature of a Share Purchase Agreement with Ativas Participações S. A., for the purchase of 9,804,900 common shares, representing 49% of the total and voting capital of Ativas Data Center S. A.

The objects of Ativas Data Center S.A. are provision of the services of supply of IT and communication technology infrastructure, including hosting and colocation of IT environments, database storage and site backup, professional information safety and availability security services, IT consultancy, connectivity with sale of access and Internet bandwidth. For these purposes it is building a data center classified as “Tier III” (Uptime Institute), to serve medium-sized and large-scale corporations. The transaction was concluded on July 8, 2010.

15) — FIXED ASSETS

	Consolidated
	06/30/2010			03/31/2010
	Historic cost	Accumulated depreciation	Net value	Net value
In service	25,523,132	(10,755,591)	14,767,541	14,098,543
Distribution	12,144,293	(5,649,422)	6,494,871	6,466,712
Generation	8,667,998	(3,457,205)	5,210,793	5,243,019
Transmission	3,702,087	(1,133,065)	2,569,022	1,992,188
Management	420,775	(275,283)	145,492	120,139
Telecoms	408,060	(203,884)	204,176	196,824
Gas	179,919	(36,732)	143,187	79,661

In progress	3,303,935	—	3,303,935	3,063,405
Distribution	1.481.364	—	1.481.364	1.375.795
Generation	943.138	—	943.138	840.082
Transmission	418.942	—	418.942	385.624
Management	73.534	—	73.534	64.255
Telecoms	26.342	—	26.342	29.301
Gas	360.615	—	360.615	368.348
Total fixed assets	28,827,067	(10,755,591)	18,071,476	17,161,948
“Special Obligations” linked to the concession	(2,816,889)	270,399	(2,546,490)	(2,549,677)
Net fixed assets	26,010,178	(10,485,192)	15,524,986	14,612,271

“Special Obligations linked to the concession” are basically contributions made by consumers for execution of the undertakings necessary to comply with requests for retail supply of electricity. Any settlement of these obligations depends on the will of Aneel, at the termination of the Distribution concessions, through reduction of the residual value of the Fixed Asset for the purposes of determining the value that the Concession-granting Power will pay to the concession holder.

Some land sites and buildings of the subsidiaries, registered in Fixed assets — Administration, were given in guarantee for lawsuits involving tax, labor-law, civil disputes and other contingencies in the net amount of R$ 7,412 on June 30, 2010 (R$ 6,401 on March 31, 2010), net of depreciation.

The company has not identified any indications of recoverable loss of value of its fixed assets. The concession contracts specify that at the end of the period of each concession the Concession-granting Power will decide the amount to be indemnified to the Company. As a result Management believes that the accounting value of fixed assets that are not depreciated at the end of the concession period will be reimbursed by the Concession-granting Power.

Additionally, and due to the control of the remuneration basis, which is higher than the amount recognized in the accounting, the Company believes this to be an indication that there is no indication of a need to constitute a provision.

16) — INTANGIBLE

	HOLDING COMPANY
	06/30/2010			03/31/2010
	Historic cost	Accumulated amortization	Residual value	Residual value
In service — Useful life defined	12,465	(12,181)	284	577
Useful life defined	12,465	(12,181)	284	577
Software use rights	2,950	(2,950)	—	14
Brands and patents	5	(1)	4	4
Right to commercial operation of public service concession
Cemig Telecom S.A	9,510	(9,230)	280	559

In progress	863	—	863	863
Assets in formation	863	—	863	863
Total intangible assets, Holding company	13,328	(12,181)	1,147	1,440

	CONSOLIDATED
	06/30/2010			03/31/2010
	Historic cost	Accumulated amortization	Residual value	Residual value
In service — Useful life defined	2,938,543	(457,753)	2,480,790	1,987,192
Software use rights	414,831	(258,139)	156,692	193,275
Brands and patents	92	(11)	81	23
Temporary easements	81,616	(3,220)	78,396	49,277
Right to commercial operation of public service concession
Cemig Telecom S.A	9,510	(9,231)	279	559
Central Eólica Praias de Parajuru S.A.	30,894	(1,287)	29,607	29,802
Central Eólica Praias de Morgado S.A.	42,593	(355)	42,238	42,593
Central Eólica Volta do Rio S.A.	28,548	—	28,548	28,548
EATE	397,333	(35,725)	361,608	365,941
ECTE	16,062	(1,625)	14,437	14,615
ENTE	101,170	(8,698)	92,472	93,506
ETEP	68,007	(6,235)	61,772	62,512
ERTE	24,445	(2,047)	22,398	22,649
Rosal Energia S.A	55,256	(30,391)	24,865	26,246
UTE Ipatinga S.A	84,584	(57,716)	26,868	28,361
Light S.A.	344,098	(5,349)	338,749	344,098
Transmissora Aliança De Energia Elétrica S.A.	1,234,822	(36,813)	1,198,009	678,407
Others	4,682	(911)	3,771	6,780

In progress	96,243	—	96,243	86,509
Assets in formation	96,243	—	96,243	86,509
TOTAL INTANGIBLE ASSETS	3,034,786	(457,753)	2,577,033	2,073,701

The changes in Intangible Assets are as follows:

	HOLDING COMPANY
	Balance on 03/31/2010	Amortizations	Balance on 06/30/2010
In service — Useful life defined	577	(293)	284
Software use rights	14	(14)	—
Brands and patents	4	—	4
Right to commercial operation of public service concession			—
Cemig Telecom	559	(279)	280

In progress	863	—	863
Assets in formation	863	—	863
TOTAL INTANGÍBLE ASSETS	1,440	(293)	1,147

	CONSOLIDATED
	Balance on 03/31/2010	Additions	Amortizations	Transfers	Balance on 06/30/2010
In service — Useful life defined	1,987,192	552,737	(33,040)	(26,099)	2,480,790
Software use rights	193,275	—	(13,343)	(23,240)	156,692
Brands and patents	23	65	(7)	—	81
Temporary easements	49,277	29,306	(187)	—	78,396
Right to commercial operation of public service concession
Cemig Telecom S.A	559	—	(280)	—	279
Central Eólica Praias de Parajuru S.A	29,802	—	(195)	—	29,607
Central Eólica Praias do Morgado S.A	42,593	—	(355)	—	42,238
Central Eólica Volta do Rio S.A	28,548	—	—	—	28,548
EATE	365,941	—	(4,333)	—	361,608
ECTE	14,615	—	(178)	—	14,437
ENTE	93,506	—	(1,034)	—	92,472
EPTE	62,512	—	(740)	—	61,772
ERTE	22,649	—	(251)	—	22,398
Rosal Energia S.A	26,246	—	(1,381)	—	24,865
UTE Ipatinga S.A	28,361	—	(1,493)	—	26,868
Light S.A.	344,098	—	(5,349)	—	338,749
Transmissora Aliança de Energia Elétrica S.A	678,407	523,367	(3,765)	—	1,198,009
Other	6,780		(150)	(2,859)	3,771

In progress	86,509	9,734	—	—	96,243
Assets in formation	86,509	9,734	—	—	96,243
TOTAL INTANGÍBLE ASSETS	2,073,701	562,471	(33,040)	(26,099)	2,577,033

The intangible assets Software use rights, Brands and patents, Temporary easements, and others, are amortizable by the linear method, and the rates used are those defined by Aneel.

The Company has not identified indications of this recoverable loss of value of its intangible assets, which have defined useful life, and are being amortized over the period of the concession or over periods specified by Aneel 367/09.

17)          SUPPLIERS

	Consolidated		Holding company
	06/30/2010	03/31/2010	06/30/2010	31/03/20010
Current
Wholesale supply and transport of electricity
Eletrobrás — energy from Itaipu	160,457	159,294	—	—
Furnas	18,417	22,964	—	—
CCEE	57,231	29,471	—	—
RTE under Aneel Res. 387/09	45,264	43,725	—	—
Others	331,896	355,049	—	—
	613,265	610,503	—	—
Materials and services	322,367	313,958	3,852	15,148
	935,632	924,461	3,852	15,148

18) — TAXES, CHARGES AND CONTRIBUTIONS

	Consolidated		Holding company
	06/30/2010	03/31/2010	06/30/2010	03/31/2010
Current
Income tax	269,763	157,219	20,679	2,017
Social Contribution tax	97,096	56,551	6,129	771
ICMS tax	314,067	304,520	18,100	18,091
Cofins tax	62,606	73,471	—	—
Pasep tax	18,870	18,142	—	—
Social security system	18,730	23,100	1,667	1,588
Others	25,973	22,388	999	1,002
	807,105	655,391	47,574	23,469
Deferred obligations
Income tax	46,074	38,628	—	—
Social Contribution tax	17,897	13,906	—	—
Cofins tax	12,844	8,228	—	—
Pasep tax	2,789	1,787	—	—
	79,604	62,549	—	—
	886,709	717,940	47,574	23,469

Non-current
Income tax	32,669	178,070	—	—
Social Contribution tax	11,761	36,420	—	—
Cofins tax	372,449	323,742	—	—
Pasep tax	80,861	70,286	—	—
Others	976	977	—	—
	498,716	609,495
Deferred obligations
Income tax	162,251	68,207	—	—
Social Contribution tax	58,410	24,555	—	—
Cofins tax	—	2,734	—	—
Pasep tax	—	594	—	—
	220,661	96,090	—	—
	719,377	705,585	—	—

The “Deferred obligations” under Current are basically the assets and liabilities linked to the General Agreement for the Electricity Sector and other regulatory issues, and become due as and when those assets and liabilities are realized.

The non-current obligations for Pasep and Cofins taxes refer to the legal action challenging the constitutionality of the inclusion of ICMS tax in the taxable amount for these taxes, and applying for offsetting of the amounts paid in the last 10 years. The Company obtained a Court injunction enabling it not to make the payment and authorizing payment into Court starting from 2008.

The non-current deferred obligations for income tax and Social Contribution refer, substantially, to the recognition of financial instruments (FX variation, and hedge transactions) by the cash method, which are payable as and when realized (by payment or redemption), and to marking to market of financial instruments, and adjustment to present value, implemented by the change in the Corporate Law, to be reversed as and when realized.

The non-current Pasep and Cofins liabilities refer substantially to assets and liabilities linked to regulatory issues, which become payable as and when they are realized.

19) — LOANS, FINANCINGS AND DEBENTURES

				Consolidated
	Principal	Annual financial		06/30/2010			03/31/2010
	maturity	cost (%)	Currency	Current	Non-current	Total	Total
FINANCING SOURCES
FOREIGN CURRENCY
ABN Amro Bank N.A. (2)	2013	6	US$	22,620	45,038	67,658	90,535
Banco do Brasil — A — Various bonds (1)	2024	Various	US$	9,552	55,213	64,765	69,572
Brazilian federal Treasury	2024	Libor + Spread	US$	3,675	21,012	24,687	26,537
InterAmerican Development Bank	2026	2.12	US$	118	41,317	41,435	30,720
Others	Various	Various	Various	14,828	14,441	29,269	78,462
Debt in foreign currency				50,793	177,021	227,814	295,826

BRAZILIAN CURRENCY
Banco Credit Suisse First Boston S.A.	2010	106.00 of CDI	R$	—	—	—	75,182
Banco do Brasil	2012	110.00 of CDI	R$	304,164	582,000	886,164	123,054
Banco do Brasil	2012	110.00 of CDI	R$	—	—	—	781,471
Banco do Brasil	2013	CDI + 1.70%	R$	32,737	72,958	105,695	115,516
Banco do Brasil	2013	107.60 of CDI	R$	2,046	126,000	128,046	136,894
Banco do Brasil	2014	104.10 of CDI	R$	20,998	1,200,000	1,220,998	1,244,661
Banco do Brasil (6)	2013	10.83 *	R$	5,773	600,000	605,773	—
Banco do Brasil (6)	2013	11.58 **	R$	(3,206)	(8,393)	(11,599)	—
Banco Itaú BBA	2013	CDI + 1.70%	R$	90,987	200,371	291,358	319,094
Banco Votorantim S.A.	2010	113.50 of CDI	R$	54,417	—	54,417	55,677
Banco Votorantim S.A.	2013	CDI + 1.70%	R$	26,497	60,577	87,074	103,023
Brazilian Development Bank (BNDES)	2026	TJLP+2.34	R$	9,077	115,097	124,174	124,146
Bradesco	2013	CDI + 1.70%	R$	106,877	230,180	337,057	401,854
Bradesco	2010	113.00 of CDI	R$	—	—	—	—
Debentures (4)	2011	104.00 of CDI	R$	14,157	238,816	252,973	247,273
Debentures — Minas Gerais state government (4) (5)	2031	IGP-M	R$	—	39,301	39,301	38,161
Debentures (4)	2014	IGP-M index + 10.50%	R$	2,526	317,465	319,991	335,387
Debentures (4)	2017	IPCA + 7.96	R$	19,116	459,873	478,989	463,943
Debentures (4) (6)	2012	CDI+ 0.90 (*)	R$	68,249	1,566,000	1,634,249	1,595,307
Debentures (4) (6)	2013	0.1051 (***)	R$	(1,643)	(896)	(2,539)	(3,285)
Debentures (4) (6)	2015	IPCA + 7.68 (*)	R$	39,520	1,171,517	1,211,037	1,173,749
Debentures (4) (6)	2015	0.042 (***)	R$	(475)	(1,688)	(2,163)	(2,379)
Eletrobrás	2013	Finel + 7.50 to 8.50	R$	12,461	30,113	42,574	45,434
Eletrobrás	2023	Ufir. RGR + 6.00 to 8.00%	R$	56,023	294,450	350,473	359,705
Santander do Brasil	2013	CDI + 1.70%	R$	20,918	47,647	68,565	81,048
Unibanco	2013	CDI + 1.70%	R$	97,067	217,231	314,298	326,696
Banco do Nordeste do Brasil	2010	TR + 7.30	R$	—	—	—	19,265
Unibanco	2013	CDI + 1.70%	R$	19,263	36,794	56,057	80,474
Itaú and Bradesco (3)	2015	CDI + 1.70%	R$	153,149	765,966	919,115	895,472
Debentures IV (4)	2015	TJLP + 4.00%	R$	5	19	24	26
Debentures V (4)	2014	CDI + 1.50%	R$	22,150	213,333	235,483	239,361
Debentures VI (4)	2011	115.00 of CDI	R$	76,583	—	76,583	78,157
BNDES: Finem	2019	TJLP	R$	22,939	111,113	134,052	—
CCB Bradesco S.A.	2017	CDI + 0.85%	R$	7,670	114,896	122,566	119,654
Brazilian Development Bank (BNDES)	2033	TJLP + 2.40%	R$	—	172,125	172,125	137,403
Debentures (4)	2013	IPCA	R$	—	172,820	172,820	167,514
BNDES — Onlending	2033	TJLP	R$	—	177,578	177,578	173,826
BNDES — Principal Subcredit A/B/C/D	2022	Various	R$	45,916	211,536	257,452	256,338
CEF S.A	2022	TJLP + 3.50%	R$	6,195	60,916	67,111	65,284
CEF S.A	2021	TJLP + 3.50%	R$	5,186	50,133	55,319	55,717
CEF S.A	2022	TJLP + 3.50%	R$	8,073	85,162	93,235	90,824
Brazilian Development Bank (BNDES)	2018	Various	R$	64,355	441,655	506,010	269,631
Syndicate of Banks	2010	113 of CDI	R$	332,449	—	332,449	184,598
Brazilian Development Bank (BNDES)	2016	TJLP + 3.12%	R$	651	156,471	157,122	140,562
Brazilian Development Bank (BNDES)	2024	TJLP+2.56	R$	3,744	69,339	73,083	71,011
Debentures (4)	2012	TJLP	R$	758	31,963	32,721	32,672
Others	2025	Various	R$	48,223	199,113	247,336	309,934
Debt in Brazilian currency				1,795,595	10,629,551	12,425,146	11,529,334
Overall total, consolidated				1,846,388	10,806,572	12,652,960	11,825,160

(1)         Interest rates vary: 2.00 to 8.00 % p.a.;

Six-month Libor plus spread of 0.81 to 0.88% per year;

(2)         Swaps for exchange of rates were contracted. The rates for the loans and financings taking the swaps into account are: (3) CDI + 1.50% p.a..

(3)         Refers to the senior units of the credit rights funds. See Explanatory Note 12;

(4)         Nominal, unsecured, book-entry debentures not convertible into shares, without preference.

(5)         Contracts adjusted to present value, as per changes to the Corporate Law made by Law 11638/07.

(6)         Contracts with rates and amounts adjusted in accordance with CPC 08.

* Contractual rate.

** Internal rate of return, including transaction cost.

*** Effective cost of the transaction.

The consolidated composition of loans, by currency and indexor, with the respective amortization, is as follows:

	2010	2011	2012	2013	2014	2015	2016	2017 and subsequent years	Total
Currency
US dollar	17,832	35,940	34,108	31,001	5,653	2,880	2,880	80,001	210,295
Euro	2,066	3,910	2,681	1,454	1,454	1,454	1,453		14,472
UMBndes (**)	180	335	334	334	334	334	334	862	3,047
	20,078	40,185	37,123	32,789	7,441	4,668	4,667	80,863	227,814

Indexor
IPCA (Expanded Consumer Price Index)	45,982	13,238	113,561	445,828	386,043	551,033	153,291	153,291	1,862,267
Ufir (Fiscal Reference Unit) / RGR	27,527	57,319	53,861	48,210	46,490	38,529	30,913	48,477	351,326
Interbank CD (CDI)	1,151,336	1,139,954	2,824,614	1,117,491	662,808	258,045	20,333	19,160	7,193,741
Eletrobrás Finel internal index	6,230	12,461	12,461	11,422	—	—	—	—	42,574
URTJ (*)	81,138	180,424	211,551	217,378	234,390	218,386	175,571	585,140	1,903,978
IGP-M inflation index	6,102	5,594	5,650	5,650	323,073	4,498	1,437	47,666	399,670
UMBndes (**)	5,196	10,298	10,878	11,518	12,116	12,600	7,897	806	71,309
Others (IGP-DI, INPC) (***)	3,030	—	389	424	799	436	192	384	5,654
No indexor	2,752	183	85	591,607	—	—	—	—	594,627
	1,329,293	1,419,471	3,233,050	2,449,528	1,665,719	1,083,527	389,634	854,924	12,425,146
	1,349,371	1,459,656	3,270,173	2,482,317	1,673,160	1,088,195	394,301	935,787	12,652,960

( * )     URTJ = Interest Rate Reference Unit.

( ** )   UMBNDES = BNDES Monetary Unit.

( *** )    IGP-DI inflation index (General Price Index — Domestic Availability).

INPC — National Consumer Price Index.

The principal currencies and indexors used for monetary updating of the loans, financings and debentures had the following variations:

Currency	Change in 2Q10	Change in full- year 2010%	Indexor	Change in 2Q10	Change in full-year 2010%
US dollar	1.15	3.46	IGP-M	2.83	5.68
Euro	(8.44)	(12.09)	Finel	0.56	1.12
			CDI	2.18	4.25
			UMBndes	0.90	4.02

The movement on loans, financings and debentures is as follows:

Consolidated
Balance at March 31, 2010	11,825,160
Acquisition of subsidiaries	384,939
Loans and financings obtained	723,103
Monetary and FX variation	60,959
Transaction costs	(14,083)
Amortization of transaction cost	1,524
Financial charges provisioned	261,130
Financial charges paid	(250,676)
Charges capitalized	1,013
Adjustment to present value	(3,525)
Amortization of financings	(336,584)
Balance at June 31, 2010	12,652,960

a)         Restrictive covenant clauses

Cemig and its subsidiaries have loans and financings with restrictive covenants. The most important are:

Description of the restrictive covenant	Index required

Debt / Ebitda	Less than or equal to 2.5
Debt / Ebitda	Less than or equal to 3.36
Net debt / Ebitda	Less than or equal to 3.25
Current debt / Ebitda	Less than or equal to 90%
Debt / (Stockholders’ equity + Debt)	Less than or equal to 53%
Ebitda / Costs of debt	Greater than or equal to 2.8
Ebitda / interest	Greater than or equal to 3.0
Ebitda / Financial expenses	Greater than or equal to 2.0
Capital expenditure / Ebitda	Less than or equal to 60%

Net Debt =	Total debt, less cash position, less tradable securities.
Ebitda =	Earnings before interest, taxes (on profit), depreciation and amortization. Specific criteria for the calculation of Ebitda are made in some contracts, with some variations from this formula.

One of the restrictive covenants mentioned above was not complied with, as follows:

Description of the restrictive covenant	Index required	Position on 06/30/2010
Cemig D
Financial debt / (Stockholders’ equity + Financial debt)	Less than or equal to 53%	53.41%
Capital expenditure / Ebitda	Less than or equal to 60%	100.11%
Debt / Ebitda	Less than or equal to 3.36	3.52
Cemig GT
Debt / (Stockholders’ equity + Debt)	Less than or equal to 53%	58,65%

The company obtained waivers from its creditors, consenting that they would not exercise their rights to demand immediate or early payment of amounts owed up to June 30, 2011. The financings are classified in Current and Non-current liabilities, in accordance with the original terms of the contract, in view of these consents having been obtained.

20) — REGULATORY CHARGES

	Consolidated
	06/30/2010	03/31/2010

Global Reversion Reserve – RGR	32,823	35,949
Fuel Consumption Account – CCC	49,612	40,687
CDE – Energy Development Account	38,721	38,693
Eletrobrás – Compulsory loan	1,207	1,207
Aneel inspection charge	3,912	3,918
Energy Efficiency	211,009	209,412
Research and Development	205,451	194,964
Energy System Expansion Research	2,252	2,759
National Scientific and Technological Development Fund	4,890	5,282
Alternative Energy Program – Proinfa	3,187	3,195
0.30% additional payment – Law 12111/09	11,462	5,917
	564,526	541,983

Current liabilities	357,816	363,806
Non-current liabilities	206,710	178,177

21) — POST-EMPLOYMENT OBLIGATIONS

The Forluz Pension Fund

Cemig is a sponsor of Forluz (Fundação Forluminas de Seguridade Social — the Forluminas Social Security Foundation), a non-profit legal entity whose object is to provide its associates and participants and their dependents and beneficiaries with a financial income to complement retirement and pension, in accordance with the Forluz pension plan they are subscribed in.

The actuarial obligations and assets of the plan on December 31, 2004 were segregated between Cemig, Cemig GT and Cemig D on the basis of the allocation of the employees to each of these companies.

Forluz makes the following supplementary pension benefit plans available to its participants:

The Mixed Benefits Plan (“Plan B”): A defined-contribution plan at the stage of accumulation of funds, for retirement benefits for normal time of service, and defined-benefit coverage for disability or death of participants still in active employment, and also receipt of benefits for time of contribution. The contributions of the Sponsors are equal to the basic monthly contributions of the participants, and this is the only plan open for joining by new participants.

The contribution of the Sponsors to this plan is 27.52% for the portion with defined benefit characteristics, relating to the coverage for invalidity or death for the active participant, and this is used for amortization of the defined obligation through an actuarial calculation. The remaining 72.48%, relating to the portion of the plan with defined-contribution characteristics, goes to the nominal accounts of the participants and is recognized in the income statement for the year in accordance with the payments made by the Company, under Personnel expenses.

Hence the obligations for payment of supplementary pension benefits under the Mixed Plan, with defined contribution characteristics, and their respective assets, in the same amount of R$ 2,767,140, are not presented in this Explanatory Note.

Pension Benefits Balances Plan (“Plan A”): This includes all the currently employed and assisted participants who opted to migrate from the previous Defined Benefit Plan, and are entitled to a benefit proportional to those balances. For participants who are still working, this benefit has been deferred to the retirement date.

Defined Benefit Plan: This is the benefit plan adopted by Forluz up to 1998. It complements the amount of the Official Social Security benefit so as to result in the average real salary of the employee’s last three working years in the Company. After the process of migration that was carried out in June 2007, approved by the Private Pension Plans Secretariat (SPC), in which more than 80% of the participants migrated to Plans A and B, 51 participants remained in the Defined Benefit plan.

Cemig, Cemig GT and Cemig D also maintain, independently of the plans made available by Forluz, payments of part of the life insurance premium for the retirees, and contribute to a health plan and a dental plan for the employees, retirees and dependents, administered by Forluz.

Separation of the Health Plan

On August 26, 2008 the Executive Council of Forluz, complying with orders issued by the Private Pension Plans Authority (SPC), decided to transfer management of the Cemig Integrated Health Plan (PSI) to a separate entity to be created for that purpose. The reason for the decision was the SPC’s belief that it would be impossible to maintain those participants in the Health Plan who were not also inscribed in the pension and retirement plans. To protect the interests of its participants, and also to comply with the SPC’s ruling, Forluz opted to separate the activities, keeping the present dental and pension plans within itself. The period planned for conclusion of the process of separation of the health plan is 2010 months, during which time all the existing coverage and benefits will be maintained.

Amortization of actuarial obligations

Part of the consolidated actuarial obligation on post-employment benefits, in the amount of R$ 893,027 at June 30, 2010 (R$ 900,145 at March 31, 2010) was recognized as an obligation payable by Cemig and its subsidiaries and is being amortized up to June 2024, through monthly installments calculated by the system of constant installments (the so-called “Price” table). After the Third Amendment to the Forluz Agreement, the amounts began to be adjusted only by the IPCA Inflation Index (Amplified National Consumer Price Index) published by the Brazilian Geography and Statistics Institute (IBGE), plus 6% per year.

The liabilities and expenses recognized by the Companies in connection with the Supplementary Retirement Plan, Health Plan, Dental Plan and Life insurance are adjusted in accordance with the terms of CVM Decision 371/00 and an Opinion prepared by independent actuaries. Hence the financial updating of the obligation in the debt agreed with Forluz mentioned in the previous paragraph does not produce accounting effects in Cemig’s Income statement.

The amounts recognized in the balance sheet at December 31, 2009, as they appear in the opinion prepared by an external actuary in conformity with CVM Decision 371, are presented in this Explanatory Note.

The Braslight Pension Fund

Light is a sponsor of Fundação de Seguridade Social Braslight, a non-profit private pension plan entity whose purpose is to guarantee retirement revenue to Company employees subscribed with the Foundation, and pension revenue to their dependents.

Braslight was instituted in April 1974, and has three plans — A, B and C — put in place in 1975, 1984 and 1998 respectively. About 96% of the active participants of the other plans have migrated to plan C.

In plans A and B the benefits are of the defined benefit type. In Plan C, which is of the mixed type, the programmable benefits (retirement not arising from invalidity, and the respective reversal in pension), during the capitalization phase are of the defined contribution type, without any link to the INSS, and the risk benefits (illness assistance, retirement for invalidity and pension for death of a participant who is still working, becomes invalid or receives illness assistance), as well as those of continued income, once granted, are of the defined benefit type.

On October 2, 2001, the Private Pension Plans Secretariat approved a contract for solution to the technical deficit and the refinancing of the reserve to be amortized relating to the pension plans of Braslight, which were recorded in full, this is being paid in 300 monthly installments, starting from July 2001, updated by the variation of the IGP-DI inflation index and interest of 6.00% per year, totaling R$ 971,749 at June 30, 2010 (R$ 965,998 at March 31, 2010). The effect on the Company’s consolidated result is of the portion corresponding to 25.53% of this amount, according to proportional consolidation.

The movement in net liabilities has been as follows:

	Pension plans and retirement supplement plans		Health		Life
Consolidated	Forluz	Braslight	plan	Dental plan	insurance	Total

Net liabilities on March 31, 2010	261,334	246,644	380,295	20,161	476,165	1,384,599
Expense recognized in the Income statement	6,681	7,384	17,657	1,045	11,383	44,150
Contributions paid	(33,952)	(5,916)	(10,900)	(146)	(2,537)	(53,451)
Net liabilities on June 30, 2010	234,063	248,112	387,052	21,060	485,011	1,375,298

Current liabilities	80,137	23,896	—	—	—	104,033
Non-current liabilities	153,926	224,216	387,052	21,060	485,011	1,271,265

	Pension plans and retirement supplement plans	Health		Life
Holding company	Forluz	plan	Dental plan	insurance	Total

Net liabilities on March 31, 2010	12,487	18,899	1,013	20,557	52,956
Expense recognized in the Income statement	505	1,764	89	778	3,136
Contributions paid	(1,683)	(550)	(10)	(127)	(2,370)
Net liabilities on June 30, 2010	11,309	20,113	1,092	21,208	53,722

Current liabilities	3,987	—	—	—	3,987
Non-current liabilities	7,322	20,113	1,092	21,208	49,735

The amounts recorded as Current refer to the contributions to be made by Cemig in the next 12 months for amortization of the actuarial liabilities.

22) — CONTINGENCIES FOR LEGAL PROCEEDINGS

Cemig and its subsidiaries are parties in court and administrative proceedings before various courts and government bodies, arising from the normal course of business, involving tax, labor-law, civil and other issues.

Actions in which the company is creditor with success considered “probable”

Pasep and Cofins — Widening of the calculation base

The holding company has legal proceedings challenging the enlargement of the taxable basis for calculation of the Pasep and Cofins taxes, on financial revenue and on other non-operational revenues, in the period from 1999 to January 2004, by Law 9718 of November 27, 1998; and has a judgment in its favor at first instance. In the event that this action is won in the final instance (subject to no further appeal) — and we would note that the Federal Supreme Court has ruled on several proceedings in favor of the taxpayer — the gain to be registered in the results of the year will be R$ 181,668, (R$ 179,824 on March 31, 2010), net of income tax and Social Contribution Tax.

Actions in which the company is debtor

For those contingencies where negative outcomes are considered “probable”, the Company and its subsidiaries have constituted provisions for losses.

Cemig’s management believes that any disbursements in excess of the amounts provisioned, when the respective processes are completed, will not significantly affect the result of operations or the financial position of the holding company nor the consolidated result.

	Consolidated
	Balance on 03/31/2010 ( * )	Additions (reversal)	Written off	Balance	Deposits paid into court	Balance on 06/30/2010
Employment-law cases
Various	128,644	1,027	(6,161)	123,510	(11,466)	112,044

Civil cases
Personal damages	29,947	—	(8,129)	21,818	—	21,818
Tariff increases	71,743	178,165	(124,605)	125,303	(33,911)	91,392
Environmental	10,157	(4,488)	—	5,669	—	5,669
ICMS — Low income	—	25,702	—	25,702	—	25,702
Other	159,186	9,955	(14,445)	154,696	(25,403)	129,293

Tax
Finsocial	21,592	43	—	21,635	(22,038)	(403)
PIS and Cofins taxes	3,264	186	—	3,450	—	3,450
ICMS tax	30,394	1,576	—	31,970	(518)	31,452
Taxes and contributions — demandabilities suspended	86,634	5,038	(91,487)	185	—	185
Social security system	16,844	183	—	17,027	(9,323)	7,704
Other	18,367	24	(13,097)	5,294	(5,767)	(473)

Regulatory
Aneel administrative proceedings	77,373	7,790	21	85,184	(6,072)	79,112
Total	654,145	47,609	(156,452)	545,302	(114,498)	506,945

Current liabilities						76,141
Non-current liabilities						430,804

( * ) Balance of contingencies without inclusion of Court deposits.

	Holding company
	Balance on 03/31/2010 ( * )	Additions (reversal)	Written off	Balance	Deposits paid into court	Balance on 06/30/2010
Employment-law cases
Various	78,214	—	(5,655)	72,559	(9,466)	63,093

Civil cases
Personal damages	23,338	—	(5,802)	17,536	—	17,536
Tariff increases	43,706	—	(23,154)	20,552	(33,911)	(13,359)
Other	85,242	—	(299)	84,943	(18,656)	66,287

Tax
Finsocial	21,592	43	—	21,635	(22,038)	(403)
Taxes and contributions — demandabilities suspended	86,449	5,038	(91,487)	—	—	—
Social security system	1,165	18	—	1,183	—	1,183
Other	15,938	—	(12,995)	2,943	(6,285)	(3,342)

Regulatory
Aneel administrative proceedings	24,883	858	—	25,741	(6,072)	19,669
Total	380,527	5,957	(139,392)	247,092	(96,428)	150,664

( * ) Balance of contingencies without inclusion of Court deposits.

The details on the provisions constituted are as follows:

(a)          Employment-law cases

The complaints under the labor laws are basically disputes on overtime, additional amounts for dangerous work, property damages and pain and suffering.

(b)         Civil disputes — tariff increase

Several industrial consumers filed actions against Cemig seeking reimbursement for the amounts paid as a result of the tariff increase during the federal government’s economic stabilization plan known as the “Cruzado Plan” in 1986, alleging that the said increase violated the control of prices instituted by that plan. Cemig estimates the amounts to be provisioned based on the disputed amounts billed and based on recent judicial decisions. The total exposure of Cemig and its subsidiaries in this matter, in the understanding of management, is R$ 132,890. The part of this in which loss is considered “probable” has been provisioned in full, in the amount of R$ 49,162 (R$ 71,743 on March 31, 2010).

In May 2010, Cemig signed a settlement in relation to the legal action filed by a consumer, for reimbursement of the tariff increase introduced by the National Water and Energy Department (DNAEE) during the Cruzado economic plan. Under this agreement Cemig agreed to pay to the consumer the amount of R$ 177,592, of which R$ 92,592 was to be offset against unpaid invoices, and R$ 85,000 to be paid by deduction from future payments for supply of electricity and use of the distribution systems, without any adjustment or monetary updating, and including fees of Counsel. The value of R$177,592 has been recognized in full in the income statement for the period.

(c)          ICMS tax

Since 1999, Light has been inspected on various occasions by the tax authority of Rio de Janeiro State in relation to the ICMS value added tax, charged by states. The infringement notices received so far and not paid are the subject of contestation in the administrative and legal spheres. Based on the opinion of its counsel and calculation of the amounts involved in the infringement notices, management believes that only a part of these amounts represents “probable” risk of loss, and the amount of R$ 25,116 is provisioned.

(d)         Taxes and contributions — demandabilities suspended

Cemig has a provision of R$ 86,437 relating to the deduction, from the amount subject to corporate income tax, of the expense of the Social Contribution tax since 1988. On April 17, 1998, the 8th Federal Court granted Cemig an injunction, which was overturned in April 2010. Cemig paid the amount of R$ 91,487 on May 21, 2010. The Company has made an application for Provisional Remedy to appeal against this judgment.

(e)          Social security system

In December 1999 the National Social Security Institute (INSS) issued infringement notices against Light for alleged joint liability to withhold payments at source on amount paid for services provided by contractors, and the applicability of the Social Security contribution to employees’ profit shares.

Light challenged the legality of Law 7787/89 which increased the Social Security contribution percentage applying to payrolls, believing that it also changed the basis of calculations of Social Security contributions during the period July to September 1989. As a result of the provisional remedy given by the Court, the Company has offset the amounts payable for social security contribution.

The company assesses the chance of loss in the actions mentioned as “probable”, and the provisions for the actions brought by the INSS represent the amount of R$ 15,844 (R$ 15,679 on March 31, 2010).

(f)            Aneel administrative proceedings

On January 9, 2007, Aneel notified Cemig D that it considered certain criteria adopted by the company in calculation of the revenue from the subsidy for low-income consumers to be incorrect, questioning the criteria for identification of the consumers who should receive the benefit and also the calculation of the difference to be reimbursed by Eletrobrás, in the estimated amount of R$ 143,000. The Company has made a provision corresponding to the loss that it considers probable in this dispute, in the amount of R$ 51,549.

(g)         Other

Other civil actions are primarily claims for personal damages by individuals, mainly due to accidents allegedly occurring as a result of the Company’s business, and damages as a result of power outages. The provision at June 30, 2010 represents the potential loss on these claims.

Among the civil cases we highlight an action for indemnity arising from a fire on grazing land of a rural property, allegedly due to breakage of an electricity cable, in which the loss of which the chances are assessed as “probable”, in the amount of R$ 36,646 has been 100% provisioned.

(h)         Actions with chances of loss assessed as “possible” or “remote”

Cemig and its subsidiaries are disputing other actions in the courts for which it considers the chances of loss to be “possible” or “remote”. The following are the details of the most important of these:

(i) Income tax and Social Contribution on post-employment benefits

The federal tax authority, on October 11, 2001, issued a Notice of Infringement, in the updated amount of R$ 334,417 as a result of the use of tax credits which resulted in the rectification, for the reduction of taxes payable, of the income tax declarations for 1997, 1998 and 1999. The income tax returns were rectified as a result of the change in the method of accounting of the post-employment benefit liabilities. The additional post-employment benefits which resulted from the changes in the method of accounting were recognized in the tax years rectified, resulting in a tax loss and a negative basis for calculation of the Social Contribution.

Cemig presented an administrative appeal in the Finance Ministry Taxpayers’ Council, obtaining a favorable decision for the years of 1997 and 1998 and an adverse decision in relation to the year 1999. This adverse decision would result in a reduction of the negative basis for calculation of tax loss, registered as tax credits, in the historic amount of R$ 26,631. The tax credits were not reduced, and a provision for contingencies for any losses as a result of this decision was not made, since Cemig believes that it has solid legal argument and grounds for the procedures adopted for recovery of the said tax credits in the Courts. Thus, it assesses the chance of loss in this action as “remote”.

The tax credits constituted, mentioned in the previous paragraph, were used by Cemig to offset federal taxes and contributions paid in the business years of 2002 and 2003. Due to this fact, Cemig had the offsetting proceedings refused by the federal tax authority and would be exposed to an additional penalty, updated to June 30, 2010, of R$ 303,435 (R$ 300,702 at March 31, 2010). With the decision of the Taxpayers’ Council, mentioned above, Cemig considers that the refusal of this process of offsetting becomes null. Thus, no contingency provision has been constituted to meet any losses, since Cemig believes that it has solid legal grounds for the procedures adopted and rates the chance of loss in this action as “remote”.

(II) Tax on Inheritance and Donations (ITCD)

The State of Minas Gerais is challenging the Company in the courts for non-payment of the Tax on Donations (ITCD) in relation to contributions of consumers, the amount of which on June 30, 2010 was R$ 204,485 (R$ 201,955 on March 31, 2010). No provision has been made for this dispute, since the Company believes it has arguments on the merit for defense against this claim. The Company assesses the chances of loss in this action as “remote”.

(iii) Acts of the regulatory agency

Aneel filed an administrative action against Cemig stating that the company owes R$ 1,240,698 (R$ 1,199,499 on March 31, 2010) to the federal government as a result of an alleged error in the calculation of credits under the CRC (Results Compensation) Account, which were previously utilized to reduce the amounts owed to the federal government. On October 31, 2002 Aneel issued a final administrative decision against Cemig. On January 9, 2004 the National Treasury issued an Official Collection Notice for the amount of the debit. Cemig did not make the payment because it believes that it has arguments on the merit for defense in the Courts and, thus, has not constituted a provision for this action. The Company assesses the chances of loss in this action as “possible”.

(iv) Social Security and tax obligations — indemnity for the ‘Anuênio’ and profit shares.

In 2006 Cemig and its subsidiaries Cemig GT and Cemig D paid indemnities to their employees, totaling R$ 177,685, in exchange for the rights to future payments known as the “Anuênio” which would otherwise be incorporated in the future, into salaries. The Company and its subsidiaries did not make payments of income tax and social security contribution in relation to this amount because they considered that these obligations are not applicable to amounts paid as indemnity. However, to avoid the risk of a future fine arising from a different interpretation by the federal tax authority and the National Social Security Institution, the Company and its subsidiaries filed for orders of Mandamus to allow payment into Court of the amounts of potential obligations, in the amount of R$ 172,192. This is posted in Deposits connected to legal actions. No provision has been made for possible losses in this matter since the Company and its subsidiaries assess the chances of loss in this action as ‘possible’.

In September 2006 Cemig was notified by the INSS as a result of the non-payment of the Social Security contribution on the amounts paid as profit shares in the period 2000 to 2004, representing the amount of R$ 125,594 (R$ 123,594 at March 31, 2010). The Company has appealed in administrative proceedings against the decision. No provision has been constituted for possible losses and Cemig believes it has arguments on the merit for defense; the Company assesses the chances of loss in this action as “possible”.

(v) ICMS tax

Since 2002 the company has received a subvention from Eletrobrás in relation to the discounts given to low-income consumers. The Minas Gerais State Tax Authority served an infringement notice on Cemig, relating to the period from 2002 to 2005, on the argument that the subsidy received should be the subject of ICMS tax. The potential for loss in this action would be R$ 105,988, not including any ICMS tax which might be claimed by the Tax Authority for the periods subsequent to the infringement notice. The company decided to join the Minas Gerais State Special Tax Installment Payment Program for ICMS, created by the State Government through Decree 45358 of May 4, 2010, recognizing, as a result of this, a provision of R$ 25,702.

Cemig was served an infringement notice, as co-defendant, in which the Minas Gerais State Tax Authority demanded payment of R$ 48,689 (R$ 50,275 at March 31, 2010) in ICMS tax on sales of excess electricity by industrial consumers during the period of electricity rationing. If the Company does have to pay the ICMS on these transactions, it can charge consumers the same amount to recover the amount of the tax plus any possible penalty charge.  The chances of loss in this action are assessed as “possible”.

(vi)  The ISS tax on services

Cemig is involved in litigation with the Municipality of Belo Horizonte on the criteria for applicability of the ISS tax on services performed by the company. The amount involved in the action is R$ 44,433 (R$ 43,107 on March 31, 2010). No provision has been constituted for possible losses, and Cemig believes it has arguments on the merit for defense; the Company assesses the chances of loss in this action as “possible”.

(vii) Regulatory contingency — CCEE

In an action dating from August 2002, AES Sul Distribuidora has challenged in the courts the criteria for accounting of electricity sale transactions in the wholesale electricity market during the period of rationing. It obtained a judgment in its favor in February 2006, which orders Aneel and the CCEE to comply with the claim by the Distributor and recalculate the settlement of the transactions during the rationing period leaving out of account its Dispatch No. 288/2002. This was to be put into effect in the CCEE as from November 2008, resulting in an additional disbursement for Cemig, for the expense on purchase of energy in the spot market, in the CCEE, in the amount of approximately R$ 103,718 (R$ 99,032 on March 31, 2010). On November 9, 2008, the Company obtained an injunction in the Regional Federal Appeal Court suspending the obligatory nature of the requirement to deposit the amount owed arising from the Special Financial Settlement carried out by the CCEE. Due to the above, no provision is constituted for this dispute, since the Company believes it has arguments on the merit for defense against this claim. It rates the chances of loss in this matter as “possible”.

(viii) Environmental claims

An environmental association, through a public civil action, claimed indemnity for supposed collective environmental damages as a result of the construction and operation of the Nova Ponte Plant. The amount involved in the action is R$ 1,173,390 (R$ 1,126,127 on March 31, 2010). The Company believes it has arguments of merit for defense, and thus has not made a provision for these actions. The chances of loss in this action are assessed as “possible”.

(ix) Civil claims — consumers

Several consumers and the Public Attorney of the State of Minas Gerais brought civil actions against Cemig contesting tariff increases applied in previous years, including: the tariff subsidies granted to low-income consumers, the extraordinary tariff recomposition and the inflation index used to increase the tariff for electricity in April 2003, and requesting 200% reimbursement on the amounts considered charge in error by the company. The amount involved in the action is R$ 1,766,904 (R$1,734,469 in March 31, 2010). The Company believes it has arguments of merit for defense, and thus has not made a provision for these actions. The chances of loss in this action are assessed as “possible”.

The company is defendant in legal proceedings challenging the criteria for measurement of amounts to be charged in relation to the contribution of public illumination, in the total amount of R$ 981,776 (R$ 963,754 on March 31, 2010). The Company believes that it has arguments on the merit for defense in this dispute and as a result has not constituted provision for this action. The chances of loss in this action are assessed as “possible”.

A public class action challenging the Conduct Adjustment Undertaking between Cemig and the Public Attorneys’ Office demands return to the public funds of the amounts paid to the contractors providing services to the Company that implemented the Light for Everyone Program. The amount involved in the action is R$ 1,792,530 (R$ 1,723,921 on March 31, 2010). The Company believes that it has arguments on the merit for defense in this dispute and as a result has not constituted provision for this action. The chances of loss in this action are assessed as “possible”.

(x) PIS and Cofins taxes

Light had two legal actions challenging the applicability of the PIS and Cofins taxes, in the manner specified by Law 9718/98, as follows:

The first questioned the changes imposed by the said law in relation to: (i) expansion of the taxable base of the said taxes, and (ii) the increase in the tax rate of the Cofins tax from 2% to 3%.  In the Company’s Appeal to the Federal Supreme Court, final judgment was given, against which there is no further appeal, in relation to the expansion of the taxable base of calculation of the tax, granting the Appeal, and declaring Article 3, § 1º, of Law 9718/98 unconstitutional. The respective reversal of provision was made in the second quarter of 2008, in the amount of R$ 108,090, with counterpart entry in Financial expenses.

In the second, the company alleges expiry by limitation of time of the amount demanded in the Collection Letter issued by the federal tax authority on January 31, 2007, on the grounds of the federal inspectors not having posted a tax credit within the legal period. An injunction was obtained suspending collection. This was upheld by the Regional Federal Appeal Court, and at present awaits judgment on an appeal to the Higher Courts. As to the merits, the judgment of the first instance is awaited, with the Company’s legal advisers rating the chance of loss as “possible”. Light opted to include this case in the new procedure for payment by installments (Law 11941/09).

(xi) Action for annulment of the RME Agreement

A public class action was filed applying for annulment of the transaction for acquisition of an interest in the Light Group by Cemig through the company RME, and of the stockholdings of the other partners, and of all the subsequent transactions. The amount involved is R$ 2,522,599. The Company believes it has arguments of merit for defense, and thus has not made a provision for these actions. The company assesses the chances of loss in this action as “possible”.

In addition to the issues described above, Cemig and its subsidiaries are involved, on the plaintiff or defendant side, in other cases, of lesser scale, related to the normal course of their operations. Management believes that it has adequate defense for this litigation, and does not expect significant losses relating to these issues that might have an adverse effect on the company’s financial position or the consolidated result of its operations.

23) — STOCKHOLDERS’ EQUITY

Capital increase at ordinary and extraordinary General Meetings of Stockholders held in April 2010

The General Meeting of Stockholders held on April 29, 3.101.884 approved an increase in the registered capital of Cemig from R$ 3,101,884 to R$ 3,412,073 with issue of new shares, through capitalization of R$ 294,940 of the balance of the Earnings reserve and R$ 15,248 of the Capital reserve, with consequent distribution of a stock dividend of 10% in new shares to stockholders, of the same type as those held, with nominal value of R$ 5.00.

The Company’s registered capital is represented by 298,269,668 common shares and 384,144,914 preferred shares, all with nominal value of R$ 5.00.

Stockholders’ Agreement

In 1997 the Government of the State of Minas Gerais sold approximately 33% of the common shares in the Company to a group of investors led by Southern Electric Brasil Participações Ltda. (“Southern”). As part of this transaction the State of Minas Gerais and Southern signed a Stockholders’ Agreement, which among other provisions contained the requirement for a qualified quorum in decisions made on: significant corporate actions, certain changes to Cemig’s bylaws, issuance of debentures and convertible securities, distribution of dividends other than those specified in the bylaws, and changes in the stockholding structure.

In September 1999 the government of the State of Minas Gerais brought an action for annulment, with a request for anticipatory remedy, against the stockholders’ agreement signed in 1997 with Southern Electric Brasil Participações Ltda. (“Southern”). The Minas Gerais State Appeal Court annulled that Stockholders’ Agreement in 2003. Appeals brought by Southern are before the Brazilian federal courts.

On June 16, 2010, as advised in correspondence from Southern, Southern’s interest in Cemig was sold to AGC Energia S.A. (“AGC Energia”), an unlisted corporation controlled by Andrade Gutierrez Concessões S.A. (“AGC”). The transfer of shares took place under the Share Purchase and Sale Agreement (“SPA”) signed between SEB and AGC Energia, with AGC as consenting party, on November 12, 2009, as amended, and is for the sale of the entire stockholding of SEB in Cemig, that is to say 98,321,592 (ninety eight million three hundred twenty one thousand five hundred ninety two) nominal common shares issued by Cemig, representing 32.96% (thirty two point nine six per cent) of the voting stock and 14.41% (fourteen point four one per cent) of the total capital of Cemig.

We emphasize that this transaction does not change the composition of the stockholding control nor the administrative structure of Cemig.

Prior-year adjustment in a subsidiary

With the intention of harmonizing accounting practices between the companies of the Cemig Group, the Company posted directly in Stockholders’ equity an adjustment of R$ 34,861, for revenue recognized by one of its subsidiaries in 2010, arising from a contract for intermediation of electricity in previous years.

24) — SUPPLY OF ELECTRICITY

This table shows supply of electricity by type of consumer:

	(Not reviewed by external auditors)
	Number of consumers		MWh (*)		R$
	06/30/2010 (*)	30/06/2009 (*)	06/30/2010	30/06/2009	06/30/2010	30/06/2009
Residential	9,411,028	9,174,668	4,868,033	4,867,733	2.338.506	2,188,583
Industrial	87,150	87,128	11,628,653	11,132,465	1.906.988	1,786,336
Commercial, services and others	876,444	861,809	3,066,015	3,097,434	1.343.826	1,309,810
Rural	517,953	470,421	1,111,073	976,569	294.990	232,207
Public authorities	68,180	65,600	519,498	526,023	223.925	219,658
Public illumination	3,712	3,319	596,534	615,390	151.589	146,776
Public service	9,838	9,715	654,505	659,398	190.697	181,760
Subtotal	10,974,305	10,672,660	22,444,311	21,875,012	6.450.521	6,065,130
Own consumption	1,189	1,162	25,053	25,656	—	—
Low-income subsidy (1)	—	—	—	—	148.926	189,832
Retail supply not invoiced, net	—	—	—	—	(54.511)	(68,033)
	10,975,494	10,673,822	22,469,364	21,900,668	6.544.936	6,186,929
Supply to other concession holders (**)	87	84	6,426,910	6,273,509	666.515	726,735
Transactions in energy on the CCEE	—	—	3,373,498	1,283,145	69.688	97,146
Sales under the Proinfa program	—	—	17,691	—	4.312	—
Effect of the Final Tariff Review (2)	—	—	—	—	71.302	(203,615)
Additional charge — Law 12111/09	—	—	—	—	4.611	—
Total	10,975,581	10,673,906	32,287,463	29,457,322	7.361.364	6,807,195

( * )       The table of consumers includes 100% of the consumers of Light.

This table of MWh includes the total electricity sold by Light, proportional to the company’s stockholding.

(**) Includes Contracts for Sale of Energy in the Regulated Environment (CCEARs) and “bilateral contracts” with other agents.

(1)                            Revenue recognized arising from the subvention from Eletrobrás, for the discount on tariffs charged to low-income consumers. The amounts have been homologated by Aneel and are reimbursed by Eletrobrás.

(2)                            Amount recognized, as counterpart to a regulatory liability, due to homologation of the Final Result of the Company’s Tariff Review, in March 2009. The amount of R$ 71,302 refers to the amortization of the regulatory liability, in the period January through March 2010. See complementary explanations in Note 32.

25) — REVENUE FOR USE OF THE NETWORK — FREE CONSUMERS

	Consolidated
	06/30/2010	30/06/2009

Tariff for Use of the Electricity Distribution Systems (TUSD)	696,401	598,663
Revenue from use of the basic network	552,644	255,204
System connection revenue	50,159	64,330
Review of the transmission tariff	(64,586)	158,090
	1,234,618	1,076,287

The revenue from the Tariff for Use of the Distribution system — TUSD — refers basically to the sale of electricity to Free Consumers, with charging of a tariff for the use of the distribution network.

This is the tariff charged to agents in the electricity sector, including Free Consumers connected to the high voltage network, for use of the basic transmission grid owned by the Company, which is part of the Brazilian national grid. Supply of electricity to the Brazilian grid system is recorded when it takes place, and invoiced monthly, in accordance with the reimbursements specified in the concession contract. Under some of these contracts the revenue to be reimbursed in the last 15 years of the concession will be 50% less than in the first 15 years. The company recognizes the reimbursements of these concessions in accordance with each governing contract.

26) — OTHER OPERATIONAL REVENUES

	Consolidated		Holding company
	06/30/2010	30/06/2009	06/30/2010	30/06/2009

Supply of gas	185,621	150,741	—	—
Charged service	7,552	7,975	—	—
Telecoms service	60,014	58,385	—	—
Services provided	29,240	26,758	10	—
Rental and leasing	30,615	31,563	149	187
Other	408	5,105	—	—
	313,450	280,527	159	187

27) — DEDUCTIONS FROM OPERATIONAL REVENUE

	Consolidated
	06/30/2010	30/06/2009 Reclassified

Taxes on revenue
ICMS tax	1,524,505	1,483,697
Cofins tax	678,103	596,838
PIS and Pasep taxes	144,662	122,592
Others	2,537	1,971
	2,349,807	2,205,098
Charges to the consumer
Global Reversion Reserve — RGR	84,719	92,357
Energy Efficiency Program — P.E.E.	21,765	18,084
CDE — Energy Development Account	227,614	195,421
Fuel Consumption Account — CCC	299,537	274,669
Research and Development — P&D	16,983	14,513
National Scientific and Technological Development Fund	15,039	14,738
Energy system expansion research — EPE (Mining and Energy Ministry)	7,520	7,339
Emergency Capacity Charge	10,328	8,093
0.30% additional payment (Law 12111/09)	11,462	—
	694,967	625,214
	3,044,774	2,830,312

Cemig pays the ICMS tax applicable to “Portion A” in accordance with the invoicing of the amounts on the customer’s electricity bill.

28) — OPERATIONAL COSTS AND EXPENSES

	Consolidated		Holding company
OPERATIONAL COSTS (REVENUES) AND EXPENSES	06/30/2010	30/06/2009 Reclassified	06/30/2010	30/06/2009

Personnel (a)	593,230	746,252	19,161	17,917
Post-employment obligations	85,957	68,502	6,272	2,835
Materials	58,062	52,168	211	165
Raw materials	—	4,070	—	—
Outsourced services	404,526	361,621	4,399	5,799
Energy bought for resale (b)	1,946,543	1,510,107	—	—
Depreciation and amortization	398,118	343,529	92	93
Royalties for use of water resources	75,613	72,884	—	—
Provisions (reversals) for operational losses (c)	207,133	46,611	(51,860)	(17,787)
Charges for the use of the basic transmission grid	390,109	414,647	—	—
Gas purchased for resale	101,082	84,875	—	—
Other operational expenses, net (d)	179,160	156,052	8,624	15,172
	4,439,533	3,861,318	(13,101)	24,194

(a) PERSONNEL COSTS AND EXPENSES

	Consolidated		Holding company
	06/30/2010	30/06/2009	06/30/2010	30/06/2009
			—
Remuneration and salary-related charges and expenses	516,198	527,476	14,574	9,219
Supplementary pension contributions — Defined Contribution plan	31,374	31,870	1,916	1,425
Assistance benefits	60,597	60,128	1,661	1,359
	608,169	619,474	18,151	12,003

The PPD Voluntary Retirement Program	—	(486)	—	(8)
The PDV Temporary Voluntary Retirement Program	25,378	191,184	1,010	5,922
( — ) Personnel costs transferred to Works in progress	(40,317)	(63,920)	—	—
	(14,939)	126,778	1,010	5,914
	593,230	746,252	19,161	17,917

The PDV Temporary Voluntary Retirement Program

In April 2009 Cemig put in place a temporary Voluntary Retirement Program — named the PDV — which 1,221 employees were able to join. The financial incentive for employees who subscribed to the PDV program was an indemnity varying between 3 and 16 times the employee’s monthly remuneration, according to criteria set in the Program’s regulations, among which the main factor is the time of contribution remaining for qualification for full retirement benefits under the National Social Security program. Another of the incentives is payment of the contribution to the pension fund and the National Social Security System up to the date when the employee would meet the requirements for retirement benefits under the National System (limited to 5 years), and deposit of the extra payment of 40% on the balance of the FGTS fund (the payment that would be obligatory if the contract were being rescinded by the employer).

Additionally, Cemig guarantees full payment of the costs of the group life insurance plan (for 6 months) and the health plan (for 12 months), from the date of the employee leaving the Company, which must be between June 2009 and September 2010.

(b) ENERGY BOUGHT FOR RESALE

	Consolidated
	06/30/2010	30/06/2009

From Itaipu Binacional	826,449	530,709
Short-term electricity	214,521	72,902
Proinfa (the Alternative Energy Sources Program)	110,535	73,632
(Reimbursement of CVA) — “Initial Contracts”	(214,206)	4,509
‘Bilateral Contracts’	202,463	296,411
Electricity acquired in Regulated Market auctions	854,824	556,510
‘Portion A’	101,297	101,766
Credits of Pasep and Cofins taxes	(149,340)	(128,974)
Others	—	2,642
	1,946,543	1,510,107

The ‘Portion A’ amounts refer to transfer to the Income statement of the respective amounts received in the tariff. For more information please see Explanatory Note 6.

c) OPERATIONAL PROVISIONS

	Consolidated		Holding company
	06/30/2010	30/06/2009	06/30/2010	30/06/2009

Pension plan premiums	(4,321)	(2,592)	(224)	(77)
Provision (reversal) for doubtful receivables	49,567	54,613	—	(1,369)
Provision for labor-law contingencies	1,089	(143)	(331)	(1,705)
Provision for Aneel administrative proceedings	11,373	2,647	1,737	744
Provision for legal contingencies — civil actions	(13,047)	6,951	(20,129)	6,951
Provision (Reversal) for civil actions on tariff increases	143,447	(23,086)	(34,483)	(23,086)
Inflationary profit	132	178	132	178
Other provisions	18,893	8,043	1,438	577
	207,133	46,611	(51,860)	(17,787)

(d) OTHER OPERATIONAL EXPENSES, NET

	Consolidated		Holding company
	06/30/2010	30/06/2009	06/30/2010	30/06/2009

Leasings and rentals	21,947	20,015	373	359
Advertising	16,786	11,733	10	137
Own consumption of electricity	5,782	8,837	—	—
Subsidies and donations	13,294	11,734	949	480
Aneel inspection charge	22,838	20,922	—	—
Licensing charge — TFDR (*)	27,114	27,281	—	—
Concessions for consideration	10,228	5,135	—	—
Taxes and charges (IPTU, IPVA and others)	12,179	9,426	179	54
Insurance	6,197	2,688	684	75
CCEE Contribution	2,463	2,397	2	1
Forluz — Current Administration expense	7,647	6,630	464	326
Other expenses	32,685	29,254	5,963	13,740
	179,160	156,052	8,624	15,172

(*) License Charge for Occupation of Highway Lands.

29) — NET FINANCIAL REVENUE (EXPENSES)

	Consolidated		Holding company
	06/30/2010	30/06/2009	06/30/2010	30/06/2009
FINANCIAL REVENUES -
Revenue from cash investments	183,629	132,040	22,972	12,714
Arrears penalty payments on electricity bills	67,923	61,015	—	—
Interest and monetary updating on accounts receivable from the Minas Gerais state government	69,623	49,004	—	—
Monetary updating of CVA	3,954	21,274	—	—
Monetary updating on items under the General Agreement for the Electricity Sector	6,731	26,688	—	—
Monetary updating on Deferred Tariff Adjustment	—	1,802	—	—
FX variations	16,320	89,876	—	1
Pasep and Cofins taxes on financial revenues	(11,290)	(18,836)	(11,262)	(17,713)
Adjustment to present value	13,295	931	—	—
FIDC revenues	—	—	24,638	18,413
Monetary Variation of Taxes to offset	56,342	31,845	3,973	7,813
Other	26,719	18,737	5,342	2,780
	433,246	414,376	45,663	24,008
FINANCIAL EXPENSES -
Charges on loans and financings	(497,709)	(350,021)	(3,650)	(4,863)
Monetary updating on items under the General Agreement for the Electricity Sector	(1,034)	(1,783)	—	—
Monetary updating — CCEE	—	(4,013)	—	—
Monetary updating of CVA	(9,096)	(33)	—	—
FX variations	(20,614)	(4,698)	(100)	—
Monetary updating on loans and financings	(70,912)	(6,049)	—	—
Provision for losses on recovery of Extraordinary Tariff Recomposition and “Free Energy” amounts — updating	—	8,306	—	—
Adjustment to present value	(431)	(4,571)	—	—
Losses on financial instruments	(4,653)	(76,846)	—	—
Amortization of goodwill on investments	(27,876)	(8,156)	(21,741)	(8,156)
Other	(68,672)	(37,476)	(2,149)	(4,428)
	(700,997)	(485,340)	(27,640)	(17,447)

NET FINANCIAL REVENUE (EXPENSES)	(267,751)	(70,964)	18,023	6,561

The Pasep and Cofins expenses apply to financial revenues on regulatory assets and Interest on Equity.

30) — RELATED PARTY TRANSACTIONS

The principal balances and transactions with related parties of Cemig and its subsidiaries are:

	Consolidated and Holding company
	ASSETS		LIABILITIES		REVENUES		EXPENSES
COMPANIES	06/30/2010	03/31/2010	06/30/2010	03/31/2010	06/30/2010	30/06/2009	06/30/2010	30/06/2009

Cemig D
Interest on Equity, and dividends	173,220	202,306	—	—	—	—	—	—
Affiliates and subsidiaries / parent company	3	4,200	1,627	1,626		—	—	—

Cemig GT
Interest on Equity, and dividends	110,347	418,304	—	—		—	—	—
Affiliates and subsidiaries / parent company	—	12	2,661	2,652		—	—	—

Light S.A.
Interest on Equity, and dividends	—	56,341	—	—	—	—	—	—

Minas Gerais state government
Consumers and traders (1)	1,450	1,620	—	—	41,843	38,863	—	—
Taxes offsetable — ICMS — current (2)	212,941	200,203	309,549	302,051	(1,300,184)	(1,214,779)	—	—
Accounts receivable from Minas Gerais state government — CRC (3)	1,830,892	1,787,105	—	—	44,985	49,004	—	—
Taxes offsetable — ICMS — Non-current (2)	65,464	65,185	—	—	—	—	—	—
Consumers and traders (4)	50,361	55,738	—	—	—	—	—	—
Interest on Equity, and dividends	—	—	103,691	207,382	—	—	—	—
Debentures (5)	—	—	39,301	38,161	—	—	(2,248)	(2,031)
Receivables fund (6)	—	—	911,777	891,633	—	—		—
Financings — Minas Gerais Development Bank (7)	—	—	16,787	17,063	—	—	—	—

Forluz
Post-employment obligations — Current (8)	—	—	80,137	82,471	—	—	(73,532)	(63,379)
Post-employment obligations — Non-current (8)	—	—	1,047,049	1,055,484	—	—	—	—
Others	—	—	18,389	43,592	—	—	—	—
Personnel (9)	—	—	—	—	—	—	(31,374)	(31,870)
Current administration expense (10)	—	—	—	—	—	—	(7,647)	(6,630)

Andrade Gutierrez SA
Light For Everyone Program	—	—	6,671	3,143	—	—	—	—
Light For Everyone Program	10,817	13,459	526	207	—	—	—	—
Other (11)	15,825	21,077	—	—	1,701	2,768	—	—

Others
Interest on Equity	137,578	279,364	—	—	—	—	—	—
Affiliates and subsidiaries / parent company	9,418	10,155	—	—	—	—	—	—

Main material comments on the above transactions:

(1)                 Refers to sale of energy to the government of the state of Minas Gerais — transactions made on terms equivalent to those which prevail in the transactions with independent parties, considering that the price of the energy is that defined by Aneel through a resolution referring to the company’s annual tariff adjustment.

(2)                 The transactions in ICMS tax posted in the financial statements refer to transactions for sale of electricity and are carried out in conformity with the specific legislation of the State of Minas Gerais.

(3)                 Injection of the credits of the CRC into a Receivables Fund in senior and subordinated units. For more information please see Explanatory Note 13.

(4)                 A substantial portion of the amount refers to the renegotiation of a debit originating from the sale of electricity to Copasa, with provision for payment up to September 2012, and financial updating (by the IGP-M inflation index + 0.5% per month).

(5)                 Private issue of non-convertible debentures for R$ 120,000, updated by the IGP—M inflation index, for completion of the Irapé hydroelectric plant, with redemption after 25 years from the issue date. The amount at December 31, 2009 was adjusted to present value, as per Explanatory Note 19.

(6)                 Senior units owned by third parties, in the amount of R$ 900,000, amortized in 20 half-yearly installments, from June 2006, with monetary updating by the CDI rate plus interest of 1.7% p.a. For more information please see Explanatory Note 13.

(7)                 Financings of the subsidiaries Transleste, Transudeste and Transirapé with maturity in 2019 (TJLP long-term interest rate + 4.5% p.a. and UMBndes 4.54% p.a.), and of Transleste, in 2017 and 2025 (rates 5% p.a. and 10% p. a.).

(8)                 Part of the contracts of Forluz are adjusted by the IPCA (Amplified Consumer Price) Inflation Index of the IBGE (Brazilian Geography and Statistics Institute), and part are adjusted based on the Salary Adjustment Index of the employees of Cemig, Cemig GT and Cemig D, excluding productivity factors, plus 6% p.a., with amortization up to 2024. For more information please see Explanatory Note 21.

(9)                 Cemig’s contributions to the Pension Fund related to the employees participating in the Mixed Plan (see Explanatory Note 21), calculated on the monthly remunerations in accordance with the regulations of the Fund.

(10)          Funds for annual current administrative costs of the Pension Fund in accordance with the specific legislation of the sector. The amounts are estimated as a percentage of the Company’s total payroll.

(11)              Amount received from the Stockholder, as a result of Cemig’s waiver of exercise of the option to purchase generation assets of light.

For more information on the main transactions, see Explanatory Notes 4, 10, 13, 19, 21, 24, 28 and 29.

31) — FINANCIAL INSTRUMENTS

The Company’s financial instruments are restricted to Cash and cash equivalents, Consumers and traders, Amounts receivable from the Minas Gerais State Government, Loans and financings, Debentures, and currency swaps; the gains and losses obtained on the transactions are registered in full by the accrual method.

The Company’s financial instruments were recorded at fair value and are classified as follows:

•                  Financial instruments at fair value through the Income statement: In this category are Cash investments and Derivative investments (mentioned in item “b”). They are valued at fair value and the gains or losses are recognized directly in the Income statement.

•                  Receivables: In this category are credits receivable from consumers and traders, and credits receivable from the Government of Minas Gerais State. They are recognized at their nominal realization value, similar to the fair values.

•                  Loans and financings, and Obligations under debentures: These are measured at the amortized cost using the effective interest rates method.

•                  Derivative financial instruments: These are valued at fair value and the gains or losses are recognized directly in the income statement.

a) Management of risks

Management of corporate risks is a management tool that is part of the Corporate Governance practices and aligned with the process of planning, which sets the strategic objectives of the Company’s business.

The Company has a Financial Risks Management Committee, the purpose of which is to implement guidelines and monitor the financial risk of transactions that might negatively affect the Company’s liquidity and/or profitability, recommending hedge/protection strategies in relation to foreign exchange, interest rate and inflation risks. These have effects that are in line with the Company’s strategy.

A key aim of the Financial Risks Management Committee is to give predictability to the Company’s Cash flow and position for a maximum of 12 months, taking into account the economic scenario published by a contracted firm of external consultants.

The principal risks to which the Company is exposed are as follows:

Exchange rate risk

Cemig and its subsidiaries are exposed to the risk of increase in exchange rates, especially of the US dollar against the real, with significant impact on indebtedness, profit and cash flow. For the purpose of reducing its exposure to increases in exchange rates, on June 30, 2010 Cemig had hedge transactions contracted, described in more detail in item “b”.

The net exposure to exchange rates is as follows:

	Consolidated and Holding company
EXPOSURE TO FX RATES (Note 19)	06/30/2010	03/31/2010

US dollar
Loans and financings	210,295	250,457
(+/–) Contracted hedges / swaps	(50,581)	6,642
	159,714	257,099
Euro
Loans and financings	14,472	16,635

Other foreign currencies
Loans and financings
Others	3,047	28,734
Net liability exposure	177,233	302,468

Sensitivity analysis

The Company, based on their financial advisors, estimates that, in a probable scenario, the appreciation of the exchange rates of foreign currencies against the Real at the end of June 30, 2011 will be 1.69%. The Company has made a sensitivity analysis of the effects on its results arising from increases of 25% and 50% in the exchange rate, in relation to the scenario that it rates as “probable” — considering these alternative scenarios as “possible” and “remote”, respectively.

Risk: FX exposure	Base scenario 06/30/2010	“Probable” scenario	“Possible” scenario: FX depreciation 25%	“Remote” scenario: FX depreciation 50%

US dollar
Loans and financings	210,295	213,855	267,319	320,783
(—) Contracted hedges and swaps	(50,581)	(51,437)	(64,296)	(77,156)
	159,714	162,418	203,022	243,627
Other foreign currencies
Loans and financings
Euro	14,472	14,717	18,396	22,076
Other	3,047	3,099	3,873	4,648
Net liability exposure	177,233	180,234	225,291	270,351

Net effect of exchange rate depreciation		(3,001)	(48,058)	(93,118)

Interest rate risk

Cemig and its subsidiaries are exposed to the risk of increase in international interest rates, affecting loans and financings in foreign currency with floating interest rates (principally Libor), in the amount of R$ 42,691 (R$ 45,509 on March 31, 2010).

In relation to the risk of increase in domestic Brazilian interest rates, the Company’s exposure arises from its net liabilities indexed to variation in the Selic and CDI rates, which are as follows:

	Consolidated
EXPOSURE TO BRAZILIAN INTEREST RATES	06/30/2010	03/31/2010

Assets
Cash investments (Note 3)	3,664,024	4,319,917
Regulatory assets (Note 5)	482,629	613,981
	4,146,653	4,933,898
Liabilities
Loans, financings and debentures (Note 19).	(7,193,741)	(7,271,643)
Regulatory assets (Note 5)	(576,415)	(591,282)
Contracted hedges / swaps (Note 31)	(50,581)	6,642
	(7,820,737)	(7,856,383)
Net liability exposure	(3,674,084)	(2,922,385)

Sensitivity analysis

In relation to the risk of increase in the Selic interest rate, considered to be the most significant interest rate risk, the Company estimates that, in a probable scenario, the Selic rate on June 30, 2011 will be 12.75%.  The Company has made a sensitivity analysis of the effects on its results arising from increases of 25% and 50% in the Selic rate, in relation to the scenario that it considers as “probable” — considering these alternative scenarios as “possible” and “remote”, respectively. The CDI rate effectively follows the variation in the Selic rate.

Estimation of the scenarios for the paths of interest rates will be based on the company’s projection of the basic, optimistic and pessimistic scenarios, as described in Hedging policy.

Risk: Increase in Brazilian domestic interest rates	Base scenario: Selic 10.25%	“Probable” scenario: Selic 12.75%	“Possible” scenario: Selic 15.9375%	“Remote” scenario: Selic 19.125%

Assets
Cash investments	3,664,024	4,131,187	4,247,978	4,364,769
Regulatory assets	482,629	544,164	559,548	574,932
	4,146,653	4,675,351	4,807,525	4,939,700
Liabilities
Loans, financings and debentures	(7,193,741)	(8,110,943)	(8,340,243)	(8,569,544)
Regulatory liabilities	(576,415)	(649,908)	(668,281)	(686,654)
Contracted hedge / swap transactions	(50,581)	(57,030)	(58,642)	(60,255)
	(7,820,737)	(8,817,881)	(9,067,167)	(9,316,453)
Net liability exposure	(3,674,084)	(4,142,530)	(4,259,642)	(4,376,753)

Net effect of the variation in the Selic rate		(468,446)	(585,558)	(702,669)

Credit risk

The risk arising from the possibility of Cemig and its subsidiaries incurring losses as a result of difficulty in receiving amounts billed to clients is considered to be low. The Company carries out monitoring for the purpose of reducing default, on an individual basis, with its consumers. Negotiations are also entered into to make possible receipt of any receivables in arrears.

In relation to the risk of the Company incurring losses resulting from a financial institution being declared insolvent, a Cash Investment Policy has been in force since 2004 in which each institution is analyzed on criteria of current liquidity, degree of leverage, degree of default, profitability, and analysis by three financial risk rating agencies. The institutions receive maximum limits of allocation of funds, that are reviewed periodically or in the event of any change in the macroeconomic scenario of the Brazilian economy.

Energy scarcity risk

The electricity sold is generated, almost entirely, by hydroelectric power plants. A prolonged period of scarcity of rainfall could result in reduction of the volume of water in the reservoirs of the generation plants, and/or limitation of recovery of their volume, possibly resulting in losses as a result of increased costs of acquisition of electricity, or reduction of revenues in the event of adoption of a renewed rationing program, like the one put in place by the federal government in 2001.

Risk of early maturity of debt

The Company has contracts for loans and financings, with restrictive covenant clauses normally applicable to these types of operation, related to economic and financial indices, cash flow and other indicators meeting certain levels. Non-compliance with these covenants could result in early maturity of debt. Some of these restrictive covenants were not met on June 30, 2010, and the Company obtained formal consent (“waivers”) from the creditors (Note 19), that they will not demand early maturity of the obligation.

Risk of non—renewal of concessions

The Company has concessions for commercial operation of generation, transmission and distribution services, and its Management expects that they will be renewed by Aneel and/or the Mining and Energy Ministry. If the regulatory bodies do not grant the applications for renewals of these concessions, or if they decide to renew them upon imposition of additional costs for the Company (“concessions for consideration”) or setting of a price ceiling, the present levels of activity and profitability could be altered.

The company did not suffer any significant negative impact in the year as a result of events related to the risks described above.

b) Financial instruments — derivatives

The derivative instruments contracted by Cemig and its subsidiaries have the purpose of protecting their operations against the risks arising from foreign exchange variation and are not used for speculative purposes.

The principal amounts of the transactions and derivatives are not posted in the balance sheet, since they refer to transactions which do not require cash payments: only the gains or losses that actually occur are recorded. On June 30, 2010 the net results of these transactions represented a loss of R$ 3,759 (R$ 76,648 on June 30, 2009), recorded in Financial revenue (expenses).

The Company has a Financial Risks Management Committee, created to monitor the financial risks in relation to volatility and trends of inflation indices, exchange rates and interest rates that affect its financial transactions and which could negatively affect its liquidity and profitability. Another aim of this Committee is to implement the guidelines for proactive operation in relation to the environment of financial risks when implementing Action Plans.

Method of calculation of the fair value of positions

The fair value of cash investments is calculated taking into consideration the market prices of the security, or market information that makes such calculation possible, taking into account future fixed—income market and FX rates applicable to similar securities. The market value of the security corresponds to its maturity value brought to present value by the discount factor obtained from the market yield curve in Reais.

The table below shows the derivative instruments contracted by the subsidiaries Cemig GT, Cemig D and Madeira Energia on June 30, 2010.

				Perda não realizada								Efeito Acumulado
Direito da Companhia e suas	Obrigação da Companhia e suas	Período de	Mercado de	Valor principal contratado				Valor Conforme Contrato		Valor Justo		Valor Recebido	Valor Pago
controladas	controladas	Vencimento	negociação	30/06/2010		31/03/2010		30/06/2010	31/03/2010	30/06/2010	31/03/2010	30/06/2010	30/06/2010
Cemig Distribuição
US$ variação cambial +taxa (5,58% a.a. a 7,14% a.a.)	R$ 100% do CDI +taxa (1,5% a.a. a 3,01% a.a.)	De 04/2009 até 06/2013	Balcão	USD	28.077	USD	38.382	(59.928)	(79.351)	(61.099)	(79.128)	—	(22.327)
Cemig Geração e Transmissão
R$ 106,00% do CDI	R$ ou US$ 48,00% do CDI ou Variação cambial Mensal (o que for maior)	Em 04/2010	Balcão	—		R$	75.000	—	100	—	100	—	—
Madeira Energia
R$ IGP-M	R$ 5,86% pré-fixada	Em 12/2012	Balcão	R$	120.000	R$	120.000	466	1.313	466	1.313	18.044	(18.224)
								(59.462)	(77.938)	(60.633)	(77.715)	18.044	(40.551)

Additionally, the jointly controlled subsidiary Light uses swap transactions to reduce risks arising from FX variations. The non-realized net value of these transactions on June 30, 2010, was R$ 1,347 negative (R$ 2,623 positive on June 30, 2009).

The counterparties of the derivatives transactions of Cemig D and Madeira Energia is the bank Santander—ABN. The contracts are exchange rate swaps.

Sensitivity analysis

The derivative instrument described above shows that the Cemig D is exposed to variation in the CDI rate. The Company, based on their financial advisors, estimates that the CDI rate on June 30, 2011 will be 12.75%. The Company has made a sensitivity analysis of the effects on its results arising from increases in the Selic rate of 25% and 50%, respectively, in relation to June 30, 2010 — scenarios which it assesses as “possible” and “remote”, respectively. In these “possible” and “remote” scenarios, the CDI rate at June 30, 2011, would be: 14.6875% and 17.625%, respectively.

No sensitivity analysis was made for the derivative instrument of the affiliated company Madeira Energia, because in this transaction there is no increase in the exposure to Brazilian interest rates, since its payable obligation is expressed in terms of a fixed interest rate.

	Base	“Probable” scenario	“Possible” scenario	“Remote” scenario

Risk: Increase in Brazilian domestic interest rates
Contracts updated at 100.00% of CDI rate	50,581	57,030	58,642	60,254
Net effect of the variation in the CDI rate		(6,449)	(8,061)	(9,674)

Risk: Increase in US$ exchange rate
Contracts updated at 100.00% of CDI rate	50,581	51,437	64,296	77,156
Net effect of variation of US$		(856)	(13,716)	(26,575)

Net effect		(5,593)	5,654	16,901

Value and type of margin guarantees

The Company does not make margin deposits for derivative instruments.

32)          FINAL RESULT OF CEMIG D’S SECOND TARIFF REVIEW, AND THE TARIFF ADJUSTMENT

Tariff Review of 2010

On April 6, 2010 Aneel published the result of the Tariff Adjustment of Cemig D.

The impact on the Company’s tariffs was an average increase of 1.67%, from April 8, 2010.

On March 26, 2010, Aneel published a Technical Note with details of the Tariff Adjustment of Cemig D.  The principal adjustments that affected the company’s results on March 31, 2010, as a result of this announcement, are as follows:

Item	Adjustments
Write-off of CVA — prior years	(70,889)
Additional low-income consumers subsidy — Tariff adjustments of 2008 and 2009	106,388
Write-off of regulatory asset: Pasep and Cofins taxes	(46,240)
Prior years balance for offsetting	(30,573)
Total	(41,314)

The writing off of the CVA balance relating to prior years, stated in the table above, in the amount of R$ 70,889, is due to residual balances of CVA which, in the Company’s judgment, were not fully covered in the past tariff adjustments. This difference was not included in the 2010 Tariff

Adjustment Index (IRT) in spite of the administrative appeal made by the company to Aneel for this purpose.

The amount written off referring to Financial balance to be offset, of previous business years, in the amount of R$ 30,573, refers to the revision by Aneel of the amount included in the tariff in a previous business year relating to CVA, identified as an excess amount passed through, and which was compensated for in the IRT of 2010.

The amounts transferred to the income statement relating to the adjustments mentioned above are shown in the table below:

Item	CVA 06/30/2010	Financial Balance 06/30/2010

Deductions from Operational Revenue:
- Energy Development Account — CDE	(8,556)	224
- Fuel Consumption Account — CCC	(6,354)	(3,274)
	(14,910)	(3,050)
Operational Costs and Expenses:

- Electricity bought for resale
Short-term market	(22,262)	(2,013)
Energy bought in auctions	143,158	(38,330)
From Itaipu Binacional	(392,358)	10,766
“Bilateral Contracts”	(12,500)	16,943
Proinfa (Alternative Energy Sources Program)	(1,620)	(8,320)
Reimbursement of CVA — “Initial Contracts”	253,754	—
	(31,828)	(20,954)
- Charges for the use of the basic transmission grid	(21,564)	(6,569)
- Other expenses, net
Royalties for use of water resources	(2,587)	—
	(55,979)	(27,523)
Total	(70,889)	(30,573)

The Tariff Review — final levels decided

In March 2009 Aneel homologated the final result of the Tariff Review of Cemig D, the effects of which take place from April 2008.

The final result of the Company’s second Tariff Review was an average reduction of 19.62%, which compares with the average reduction of 18.09% applied on a provisional basis in April 2008.

As a result of the homologation of the final tariff review, Aneel recalculated the amounts which, in its judgment, should have been those effectively recognized in the Company’s tariff adjustment as from April 2008.

The effects on the income statement relate primarily to the reduction in the value of the “Reference Company” used as a basis for reimbursement of the Company’s manageable costs; and also to a review by Aneel of the criterion for calculation of the reimbursements, in the tariff, of the financial regulatory assets, which resulted in discounting of amounts which, in the regulator’s view, were included in excess in the Cemig D tariff adjustment in 2008.

These amounts, totaling R$ 264,626, recorded in Current liabilities, under “Regulatory liabilities — Tariff Review”, are being transferred monthly to the income statement, on a linear basis, in the period from April 8, 2009 to April 7, 2010.

33) — SUBSEQUENT EVENTS

Change in the composition of the Management of companies of the Cemig group.

The Extraordinary General Meeting of Stockholders of Cemig held on August 4, 2010 changed the composition of the Board of Directors and Audit Board of Cemig to the following:

BOARD OF DIRECTORS

Members	Substitute members
Sergio Alair Barroso	Paulo Sérgio Machado Ribeiro
Djalma Bastos de Morais	Lauro Sérgio Vasconcelos David
Arcângelo Eustáquio Torres Queiroz	Franklin Moreira Gonçalves
Antônio Adriano Silva	Marco Antonio Rodrigues da Cunha
Aécio Ferreira da Cunha	Adriano Magalhães Chaves
Francelino Pereira dos Santos	Luiz Antônio Athayde Vasconcelos
Maria Estela Kubitschek Lopes	Fernando Henrique Schüffner Neto
João Camilo Penna	Guilherme Horta Gonçalves Júnior
Guy Maria Villela Paschoal	Cezar Manoel de Medeiros
Ricardo Coutinho de Sena	Paulo Márcio de Oliveira Monteiro
Paulo Roberto Reckziegel Guedes	Newton Brandão Ferraz Ramos
Eduardo Borges de Andrade	Ricardo Antônio Mello Castanheira
Otávio Marques de Azevedo	Renato Torres de Faria
Saulo Alves Pereira Junior	Tarcísio Augusto Carneiro

AUDIT BOARD

Members	Substitute Members
Aristóteles Luiz Menezes Vasconcellos Drumond	Marcus Eolo de Lamounier Bicalho
Luiz Guaritá Neto	Ari Barcelos da Silva
Thales de Souza Ramos Filho	Aliomar Silva Lima
Vicente de Paulo Barros Pegoraro	Newton de Moura
Helton da Silva Soares	Rafael Cardoso Cordeiro

Acquisition of stockholding

On August 6, 2010, Transmissora Aliança de Energia Elétrica S.A. (“Taesa”), in which Cemig’s wholly-owned subsidiary Cemig GT holds 48% of the voting stock, signed a Share Purchase Agreement with CYMI Holding S.A. (“CYMI”), governing the acquisition by Taesa of:

(i)                   49.99% of the voting stock of NTE — Nordeste Transmissora de Energia Elétrica S.A.;

(i)                   49.90% of the voting stock of STE — Sul Transmissora de Energia Elétrica S.A.; and

(iii)             40% of the voting stock of   IEMG — Interligação Elétrica de Minas Gerais S.A.;

•    all of which are transmission companies holding public service electricity transmission concessions.

For the acquisition of the stakes in these transmission companies Taesa will pay an aggregate total amount of R$ 275,470,000. The acquisition price will be updated by the accumulated variation of the Selic rate between the date of signature of the Share Purchase Agreement and the business day immediately preceding the date of completion of the actual acquisition of the shares by Taesa.

Conclusion of the transaction and actual acquisition of the shares by Taesa are subject to several prior conditions being met, in particular:

(i) Non-exercise, by the other stockholders of the transmission companies, of any right of preference or first refusal on the shares to be acquired;

(ii) approval by the General Meetings of Stockholders of the Vendor and of Taesa;

(iv)  consent of financing banks of the transmission companies; and

(v)  approval of the transaction by the Brazilian National Electricity Agency (Aneel). The transaction will also be submitted to the Brazilian Monopolies Council, CADE, in accordance with Law 8884/94.

Under the stockholders’ agreements between the current stockholders of the transmission companies, the remaining stockholders have a “tag-along” right — the right of joint sale — on the same terms as those specified in the Share Purchase Agreement.

Cemig will publish additional Material Announcements relating to this transaction as it develops.

Closing of public distribution of the first issue of debentures issued by Transmissora Aliança de Energia Elétrica S.A.

On July 20, 2010 Transmissora Aliança de Energia Elétrica S.A. registered with the CVM the closing of the public distribution of 60,000 non-convertible, unsecured debentures, in two series, of the Issuer’s first issue, the first series being of 34,500 debentures and the second series of 25,500 debentures, all nominal and of the book-entry type, with nominal unit value of R$ 10 on the Issue Date, comprising a total of R$ 600,000. The Offering was approved by an Extraordinary General Meeting of Stockholders held on June 1, 2010.

34) — SUMMARY FINANCIAL STATEMENTS BY COMPANY

HALF-YEAR PERIOD TO JUNE 30, 2010

R$ ’000

DESCRIPTION	HOLDING	CEMIG - GT	CEMIG - D	RME Light	ETEP,ENTE, ERTE,EATE, ECTE	GASMIG	INFOVIAS	SÁ CARVALHO	ROSAL	OTHERS	ELIMINATION	TOTAL

ASSETS	12,029,779	12,718,550	9,915,093	2,285,790	687,123	850,536	343,116	101,349	82,370	545,293	(8,656,228)	30,902,770
Cash and cash equivalents	428,321	2,051,502	782,554	186,304	24,738	62,139	62,334	12,076	10,188	134,361	—	3,754,516
Accounts receivables	1,332,922	448,542	1,855,565	391,241	22,474	214,488	—	5,544	1,678	20,957	286,296	4,579,708
Regulatory Assets	—	139,150	400,623	37,594	—	—	—	—	—	—	—	577,367
Other Assets	462,435	775,597	2,009,576	454,413	38,053	65,559	49,553	15,094	352	53,381	(58,672)	3,865,340
Investments/Fixed assets	9,806,101	9,303,758	4,866,776	1,216,238	601,858	508,350	231,229	68,635	70,152	336,595	(8,883,853)	18,125,839

LIABILITIES	12,029,779	12,718,550	9,915,093	2,285,790	687,123	850,536	343,116	101,349	82,370	545,293	(8,656,228)	30,902,770
Suppliers and Supplies	3,852	147,120	650,463	126,077	5,905	39,895	11,746	8,912	7,693	26,597	(80,533)	947,727
Loans, financings and debentures	56,057	7,403,530	3,055,868	647,208	299,242	157,122	32,721	—	—	82,097	919,115	12,652,959
Interest on equity and dividends	487,063	110,347	173,220	—	46,978	1,014	—	14,603	7,208	68,073	(421,444)	487,063
Post-employment obligations	53,722	254,423	819,041	248,112	—	—	—	—	—	—	—	1,375,298
Other liabilities	409,310	821,197	2,551,169	474,511	40,676	223,375	11,053	20,460	3,821	53,890	(189,514)	4,419,947

Stockholders’ equity	11,019,776	3,981,934	2,665,331	789,883	294,322	429,131	287,596	57,374	63,647	314,636	(8,883,853)	11,019,776

RESULTS
Net operational revenue	159	1,694,043	3,413,094	565,418	94,107	147,552	48,427	22,403	17,435	81,273	(219,253)	5,864,657

OPERATIONAL COSTS AND EXPENSES
Personnel	(19,161)	(146,069)	(388,212)	(21,155)	(3,295)	(7,579)	(4,045)	(506)	(596)	(2,612)	—	(593,230)
Post-employment obligations	(6,272)	(15,456)	(51,804)	(12,425)	—	—	—	—	—	—	—	(85,957)
Materials	(211)	(8,681)	(44,737)	(3,213)	(181)	(626)	(86)	(127)	(73)	(126)	—	(58,062)
Raw materials	—	—	—	—	—	—	—	—	—	—	—	—
Outsourced services	(4,399)	(76,253)	(266,389)	(32,001)	(5,443)	(2,556)	(9,587)	(2,123)	(1,636)	(10,584)	6,446	(404,526)
Royalties for use of water resources	—	(65,963)	(6,565)	—	—	—	—	(1,067)	(822)	(1,196)	—	(75,613)
Eletricity bought for resale	—	(145,996)	(1,568,811)	(317,133)	—	—	—	36	(177)	(1,785)	87,322	(1,946,543)
Charges for use of the basic transmission network	—	(135,979)	(335,934)	(38,071)	—	—	—	—	(1,379)	(4,230)	125,484	(390,109)
Depreciation and amortization	(92)	(143,347)	(187,985)	(30,069)	(9,140)	(2,608)	(15,301)	(1,116)	(1,086)	(7,373)	—	(398,118)
Operational provisions	51,860	5,945	(233,947)	(22,713)	—	—	(21)	21	—	(8,277)	—	(207,133)
Gas purchased for resale	—	—	—	—	—	(101,082)	—	—	—	—	—	(101,082)
Other expenses, net	(8,623)	(43,707)	(114,275)	(6,223)	(1,317)	(7)	(2,739)	(71)	(200)	(1,999)	—	(179,161)
	13,101	(775,506)	(3,198,659)	(483,003)	(19,377)	(114,459)	(31,779)	(4,953)	(5,968)	(38,182)	219,253	(4,439,533)

Operational profit (loss) before financial revenues (expenses)	13,260	918,537	214,434	82,414	74,730	33,093	16,649	17,449	11,467	43,091	—	1,425,125

Financial revenues (expenses)	18,023	(200,604)	(69,225)	(8,637)	(15,614)	5,151	892	760	829	675	—	(267,751)

Profit (loss) before Income Tax, Social Contribution and employees’ profit shares	31,283	717,932	145,210	73,777	59,116	38,244	17,541	18,210	12,296	43,765	—	1,157,374
Income tax and Social Contribution	(57,611)	(213,400)	(14,599)	(30,782)	(9,792)	(12,289)	(5,924)	(6,143)	(1,016)	(16,562)	—	(368,117)
Employees profit shares	(2,344)	(16,070)	(58,525)	(2,192)	—	—	1	(106)	(56)	(224)	—	(79,518)
Net profit for the period	(28,672)	488,462	72,086	40,803	49,324	25,955	11,618	11,961	11,223	26,979	—	709,739

CONSOLIDATED ECONOMIC AND FINANCIAL PERFORMANCE

Net profit for the period

In the first half of 2010 Cemig reported consolidated net profit of R$ 709,739, which compares with consolidated net profit of R$ 860,036 in the first half of 2009 — a reduction of 17.48%.

The lower profit is principally due to non-recurring adjustments made in 2010 and 2009 as set out in more detail below.

Ebitda (Method of calculation not reviewed by external auditors)

Cemig’s Ebitda in the first half of 2010 (1H2010) was not significantly different from the first half of 2009 (1H09), at R$ 1,823,243 in 2010 compared to R$ 1,815,908 in 2009. Adjusted for non-recurring items, Ebitda was 6. 36% higher year-on-year.

The slight difference in Ebitda in 1H10 from 1H09 mainly reflects net operational revenues being 9.95% higher, the effect being partially offset by Operational costs and expenses 14.89% higher (excluding effects of depreciation and amortization). The higher Operational costs and expenses in 1H10 than in 1H09 are reflected in Ebitda margin, which was 34.06% in 1H09, and 31.09% in 1H09.

The main non-recurring effects affecting Ebitda are:

•                  Publication by Aneel, on April 6, 2010, of the results of the Tariff Adjustment of Cemig D, in which regulatory assets and liabilities were written off, with a negative effect on the income statement of R$ 54,613.

•                  In 2010 the company recorded a reduction of revenue of R$ 64,586, arising from 2nd Periodic Tariff Review of the Transmission Tariff, which repositioned the tariff level by a negative percentage, of —15.88%, which was applied to revenue backdated to July 2009.

•                  In 2009, on the other hand, the company recorded a positive revenue item of R$ 158,090, arising from the tariff repositioning under its First Transmission Tariff Review, which was an increase of 5.35%, for a period backdated to 2005.

•                  Recognition by Cemig D of an expense of R$ 177,592, for settlement of a legal action brought by Rima Industrial S.A., for reimbursement of the tariff increase introduced by the DNAEE (the National Water and Energy Authority) during the Cruzado economic plan of 1986.

•                  Recognition of an ICMS tax expense relating to the subsidy for the discount on tariffs for low-income consumers, in the amount of R$ 25,702, resulting from the decision to subscribe to the Tax Amnesty program put in place by the government of the State of Minas Gerais.

•                  Provisions, in 2010 and 2009, of R$ 25,379, and R$ 190,698, respectively, for the Company’s Voluntary Retirement Program.

EBITDA, R$ ’000	06/30/2010	30/06/2009	Change, %
Net profit	709,739	860,036	(17.48)
+ Provision for current and deferred income tax and Social Contribution tax	368,117	433,492	(15.08)
+ – Financial revenues (expenses)	267,751	70,964	277.31
+ Depreciation and amortization	398,118	343,529	15.89
+ Profit shares	79,518	73,069	8.83
+ Minority interests	—	34,818	—
= EBITDA	1,823,243	1,815,908	0.40
Non-recurring items:
+ Write-off of CVA – prior years	70,889	—	—
- Additional low-income consumers subsidy – Tariff adjustments of 2008 and 2009	(93,089)	—	—
+ Write-off of regulatory asset: Pasep and Cofins taxes	46,240	—	—
+ Prior years balance for offsetting	30,573	—	—
+ Settlement with Rima Industrial S.A.	177,592	—	—
+– Review of Transmission Revenue – Explanatory Note 8	64,586	(158,090)	—
+ ICMS tax: low-income consumers	25,702	—	—
+ – Tariff review – Net revenue	—	213,803	—
- + Tariff review – Operational expense	—	(20,987)	—
+ PDV Voluntary Retirement Program	25,379	190,698	(86.69)
= ADJUSTED EBITDA	2,171,115	2,041,332	6.36

Revenue from supply of electricity

Gross revenue from retail electricity sales was R$ 7,361,364 in the first half of 2010, compared to R$ 6,807,195 in the first half of 2009 — an increase of 8.14%.

Final consumers

Revenue from electricity sold to final consumers was R$ 6,525,311 in 1H10, compared to R$ 6,065,130 in 1H09. The main items affecting this result are:

•                  Increase of 2.60% in the volume of energy invoiced to final consumers (excluding internal consumption).

•                  Tariff increase for Cemig D with average effect on consumer tariffs of 1.67%, starting from April 8, 2010.

•                  Tariff adjustment in Cemig D, with average impact on consumer tariffs of 6.21%, from April 8, 2009 (full effect in 2010).

•                  Migration of clients from the captive market, able to buy from electricity sources supported by incentives, in both the industrial and commercial user categories.

•                  Increase in the average price per MWh of the electricity sold to free consumers, principally due to the annual adjustment to these contracts - most of them are indexed to the IGP-M index.

•                  Posting of regulatory liabilities arising from the adjustment in the Company’s Tariff Review, with effect backdated to 2009, representing a reduction in gross revenue of R$ 213,803, in that year.

•                  Recording by Cemig D of additional revenue of R$ 93,089 from supply in 2010 relating to the subsidy for low-income consumers, as per a Technical Note published by Aneel, arising from the 2010 Tariff Adjustment.

Electricity sold to final consumers (MWh)

(Data not audited by external auditors)

	MWh
Consumption by consumer category	January to June 2010	January to June 2009	Change, %

Residential	4,868,033	4,867,733	0.01
Industrial	11,628,653	11,132,465	4.46
Commercial, services and others	3,066,015	3,097,434	(1.01)
Rural	1,111,073	976,569	13.77
Public authorities	519,498	526,023	(1.24)
Public illumination	596,534	615,390	(3.06)
Public service	654,505	659,398	(0.74)
Total	22,444,311	21,875,012	2.60

Revenue from wholesale electricity sales

The volume of electricity sold to other concession holders in 1H10 was 2.45% higher than in 1H09, and average price in these sales was lower, at R$ 103.71/MWh in 2010, compared to R$ 115.84/MWh in 2009. This reduction mainly reflected the contracts made through auctions for sales to distributors that were signed exclusively for 2009, with an average price of $ 145.00 per MWh. As a result, revenue from wholesale supply to other concession holders was 8.29% lower year-on-year, at R$ 666,515 in 2010, than in 2009 (R$ 726,735). Volume of electricity sold to other concession holders in 1H10 totaled 6,426,910 MWh, compared to 6,273,509 in 1H09.

Revenue from use of the network — Free Consumers

Revenue from use of the grid in 1H10 was 14.71%, or R$ 158,331, higher than in 1H09, at R$ 1,234,618, compared to R$ 1,076,287 in 1H09.

The revenue of Cemig D and Light from the Tariff for Use of the Distribution Systems (TUSD) was 16.33% higher, at R$ 696,401, in 1H10, than in 1H09 (R$ 598,663). This revenue comes from charges made to free consumers on energy sold by other agents of the electricity sector, and its increase arises from a higher volume of transport of energy for free consumers, a consequence of the recovery of industrial activity and of migration of captive clients to the free market.

Also included in the balance on this line are revenues from use of the basic grid and the connection system, which were R$ 538,217 in 2010, compared to R$ 477,624 in 2009.

In 2010 the Company recorded a reduction of revenue, of R$ 64,586, in the income statement, from the application of a tariff repositioning, of a negative percentage, of —15.88%, backdated to July 2009, in the 2010 Review of the Transmission Tariff. In 2009, by contrast, a positive Revenue item of R$ 158,090 was recorded, as a result of the Transmission Tariff Review, also with backdated effect, but covering the period from July 1, 2005 to June 30, 2009.

It should also be noted that the results for 2010 also include revenue from the operations of Taesa, the transmission company acquired in the fourth quarter of 2009.

Non-controllable costs

Differences between the sums of non-controllable costs (known as “the CVA Account”), used as a reference in calculating the tariff adjustment, and disbursements actually made, are offset in subsequent tariff adjustments. They are recorded in Assets and Liabilities. Complying with the Aneel Chart of Accounts, some items are allocated as Deductions from operational revenue.  Further information is in Explanatory note No. 9 to the Quarterly Information.

As from March 2008 the Company began to receive, in the tariff, the amounts posted in assets under “Portion A”. The portion of non-controllable costs which were actually received in the tariff is transferred to Operational expenses.

Deductions from operational revenues

Deductions from operational revenues totaled R$ 3,044,774 in 1H10, compared to R$ 2,830,312 in 1H09, an increase of 7.58%. The main variations between the two years are as follows:

The Fuel Consumption Account — CCC

The deduction from revenue relating to the CCC in 1H10 was R$ 299,537, compared to R$ 274,669 in 1H10, an increase of 9.05%. This is a contribution for the costs of operation of the thermal plants in the national grid and in the isolated systems. It is shared between electricity concession holders, on a basis set by an Aneel Resolution.

This is a non-controllable cost. The amount passed through to the tariff is the part related to electricity distribution services. For the amount calculated as relating to transmission services, the company merely passes through the charge, since the CCC is charged to Free Consumers on the invoice for the use of the basic grid, and passed on to Eletrobrás.

CDE — Energy Development Account

The deduction from revenue relating to the CDE was R$ 227,614 in 1H10, compared to R$ 195,421 in 1H09, representing an increase of 16.47%. These payments are specified by a Resolution issued by the regulator, Aneel. This is a non-controllable cost. The amount posted for electricity distribution services is passed through in full to the tariff. For the amount posted in relation to electricity transmission services the company merely passes through the charge — this part is charged to Free Consumers on the invoice for the use of the grid, and passed onto Eletrobrás.

The other deductions from revenue are for taxes that are calculated as a percentage of invoiced revenue — hence their variations are substantially the same in percentage terms as the changes in revenue.

Operational costs and expenses (excluding Financial revenue (expenses))

Operational costs and expenses (excluding net financial revenue/expenses) in the first half of 2010 totaled R$ 4,439,533, compared to R$ 3,861,318 in the first half of 2009, an increase of 14.97%. This is mainly due to increase in the non-controllable costs of Energy bought for resale, partially offset by lower Personnel expenses. Another contributing factor in higher Operational expenses was the provision of R$ 177,592, recorded in Other expenses, for a settlement with a major industrial consumer. Further information is given in Explanatory Note 28 to the Consolidated Quarterly Information.

The main variations in operational expenses were:

Electricity bought for resale

The expense on this account in first half 2010 was R$ 1,946,543, 28.90% more than the figure of R$ 1,510,107 for this account in the first half of 2009. This is a non-controllable cost: the deduction from revenue recognized in the Income statement corresponds to the value actually passed through to the tariff. Further information is given in Explanatory Note 28 to the Consolidated Quarterly Information.

Charges for use of the transmission grid

The expense on charges for use of the transmission network in the first half of 2010 was R$ 390,109, vs. R$ 414,647 in the first half of 2009, a reduction of 5.92%.

These expenses, set by an Aneel Resolution, are payable by electricity distribution and generation agents for use of the facilities that are components of the national grid. This is a non-controllable cost: the deduction from revenue recognized in the Income statement corresponds to the value actually passed through to the tariff.

Personnel

Personnel expenses in 1H 2010 were R$ 593,230, compared to R$ 746,252 in first half of 2009, a reduction of 20.51%. This mainly reflects the expense on the PDV Voluntary Retirement Program, of R$ 191,184 in 1H09, compared to R$ 25,379 in 1H10, and also the fact that the number of employees was reduced from 10,144 in June 2009 to 9,341 in June 2010.

Depreciation and amortization

Depreciation and amortization expense was 15.89% higher at R$ 398,118 in 1H10, than in 1Q09 (R$ 343,529). This result arises substantially from the increase in fixed assets due to the ongoing investments in the Clarear, CresceMinas and Luz para Todos (“Light for Everyone”) programs; amortization of intangible assets represented by the Company’s new client invoicing software; and consolidation of the companies  acquired in the second half of 2009.

Post-employment obligations

Expenses on post-employment obligations totaled R$ 85,957 in 1H10, 25.48% more than in 1H09 (R$ 68,502). These expenses basically represent the interest applicable to Cemig’s actuarial obligations, net of the investment yield expected from the pension plans’ assets, estimated by an external actuary.  The higher expense in 2Q10 basically reflects lower expectation of revenue from the plan’s assets in 2010.

Operational provisions

Deductions from operational revenues amounted to R$ 207,133 in 1Q10, compared to R$ 46,611 million in 1Q09, an increase of 344.39%. The difference reflects an item of R$ 177,592, provisioned in May 2010, arising from settlement to terminate a legal action brought by an industrial consumer relating to the tariff increase ordered by the National Water and Electricity Authority (DNAEE) by its Ministerial Order 045, of 1986.

Gas purchased for resale

The cost of gas purchased for resale was R$ 101,082 in first half 2010, 19.10% higher than in the first half of 2009 (R$ 84,875). This higher figure mainly reflects the higher quantity of gas bought in the first half of 2010, as a consequence of greater operation by the thermal generation plants.

Financial revenues (expenses)

In 1H10 the company reported net financial expenses of R$ 267.751 million, compared to net financial expenses of R$ 70.964 million in 1H09. The main factors in this financial result are:

•                  Higher revenue from cash investments, of R$ 183,629 in 1H10 — 39.07% more than in 1H09 (R$ 132,040) due to the higher amount of cash invested in 2010.

•                  Revenue from net monetary adjustment on regulatory assets (CVA, the Deferred Tariff Adjustment, and the General Agreement for the Electricity Sector) 98.84% lower in 2010 than 2009. Revenue in the first half of 2010 was R$ 555, compared to R$ 47,948 in the first half of 2009. The change is mainly because the value of the regulatory assets had been reduced in 2010 — as they were partially paid off by receipt of amounts in the tariff through clients’ electricity bills.

•                  Higher expenses on charges for loans and financings, of R$ 497,709 in 1H10, vs. R$ 350,021 in 1H09. This reflects the entry of new financings, one of the most important being the issue of R$ 2,700,000 in Promissory Notes by Cemig GT, settled in March 2010, and the raising of funds by a debenture issue in March 2010, of the same amount, used to settle the Promissory Notes.

•                  Higher monetary updating on loans and financings in Brazilian currency, at R$ 70,912 in 1H10 — the comparison is with R$ 6,049 in 1H09.  This reflects the higher volume of funding raised, and the change in inflation indices and other indexors of contracts on the company’s loans, financings and debentures — principally the IGP—M inflation index, which was 1.24% negative over the period of 1H09, and 5.68% positive over 1H10.

For a breakdown of financial revenues and expenses, see Explanatory Note 29 to the Consolidated Quarterly Information.

Income tax and Social Contribution tax

Cemig’s expenses on income tax and the Social Contribution in the first half of 2010 totaled R$ 368,117, on profit of R$ 1,115,374 before tax effects, a percentage of 33.00%. Cemig’s expenses on income tax and the Social Contribution in the first half of 2009 totaled R$ 433,492, on profit of R$ 1,401,415 before tax effects, a percentage of 30.93%. These effective rates are compared with the nominal rates in Note 10 to the Consolidated Quarterly Information.

The second quarter of 2010

INCOME STATEMENTS FOR THE SECOND QUARTERS OF 2010 AND 2009

	2Q2010	2Q2009 Reclassified to	Change %

OPERATIONAL REVENUE
Revenue from supply of electricity	3,718,053	3,670,692	1.29
Revenue from use of the network	645,671	624,195	3.44
Other operational revenues	161,864	142,259	13.78
Gross operational revenue	4,525,588	4,437,146	1.99
Deductions from operational revenue	(1,571,377)	(1,464,983)	7.26
Net operational revenue	2,954,211	2,972,163	(0.60)

Operational costs and expenses
Personnel, managers and board members	(298,687)	(448,231)	(33.36)
Post-employment obligations	(44,150)	(34,515)	27.92
Materials	(30,362)	(26,192)	15.92
Raw materials	—	(4,070)	—
Outsourced services	(220,541)	(200,962)	9.74
Electricity bought for resale	(918,207)	(838,265)	9.54
Depreciation and amortization	(207,891)	(172,487)	20.53
Royalties for use of water resources	(34,108)	(36,766)	(7.23)
Operational provisions	(183,985)	6,876	—
Charges for the use of the basic transmission grid	(186,844)	(210,456)	(11.22)
Gas purchased for resale	(51,348)	(45,561)	12.70
Other operational expenses, net	(112,264)	(98,797)	13.63
	(2,288,387)	(2,109,426)	8.48
Operational profit (loss) before Financial revenue (expenses)	665,824	862,737	(22.82)
NET FINANCIAL REVENUE (EXPENSES)	(177,109)	(33,207)	433.35
Profit before income tax and Social Contribution tax	488,715	829,530	(41.09)
Income tax and Social Contribution tax	(208,859)	(199,635)	4.62
Deferred income tax and Social Contribution tax	54,112	(45,858)	—
Profit shares	(43,452)	(45,645)	(4.80)
Minority interests	—	(14,598)	—
Net profit for the period	290.516	523.794	(44,54)
NET PROFIT PER SHARE, R$	0,42590	0,84468	(49,58)

Profit for the quarter

In the second quarter of 2010 (2Q10), Cemig reported net profit of R$ 290,516, 44.54% less than the net profit of R$ 523,794 reported for the second quarter of 2009 (2Q09).  Basically this reflects non-recurring adjustments in 2010: (i) for the court settlement, of R$ 177,592, made by Cemig Distribuição with an industrial consumer in a legal action arising from a tariff increase made in the Cruzado economic plan (of 1986); and (ii) recognition of a reduction of revenue, of R$ 64,586, arising from the 2010 periodic Transmission Tariff Review, which applied a negative tariff repositioning, of —15.88%, with backdating to July 2009.

In 2009, on the other hand, the company recorded a positive revenue item of R$ 158,090, arising from the tariff repositioning under its First Transmission Tariff Review, which was an increase of 5.35%, with effect backdated to 2005.

Ebitda (Method of calculation not reviewed by external auditors)

Cemig’s Ebitda in the second quarter of 2010 was 15.60% lower than its Ebitda for the second quarter of 2009. Adjusted for non-recurring items, Ebitda was 8.02% higher.

		2Q10	2Q09	Change %
EBITDA - R$ ’000		290,516	523,794	(44.54)
		154,747	245,493	(36.96)
Net profit		43,452	45,645	(4.80)
+ Income tax and Social Contribution tax		177,109	33,207	433.35
+ Profit shares		207,891	172,487	20.53
- Financial revenue (expenses)		—	14,598	—
+ Depreciation and amortization		873,715	1,035,224	(15.60)
+ Minority interests
EBITDA		177,592	—	—
Non-recurring items:		25,702	—	—
+	Settlement with Rima Industrial S.A.	64,586	(158,090)	(140.85)
+	ICMS tax — low-income consumers	14,246	192,918	(92.62)
+-	Review of Transmission Revenue — Explanatory Note 8	1,155,841	1,070,052	8.02

EBITDA

ADJUSTED EBITDA

The 15.60% lower figure for Ebitda in 2Q10 than in 2Q09 mainly reflects the following non-recurring adjustments in the years of 2009 and 2010:

•                  In 2010 the company recorded a reduction of revenue of R$ 64,586, arising from 2nd Periodic Tariff Review of the Transmission Tariff, which repositioned the tariff level by a negative percentage, of —15.88%, which was applied to revenue backdated to July 2009.

•                  In 2009, on the other hand, the company recorded a positive revenue item of R$ 158,090, arising from the tariff repositioning under its First Transmission Tariff Review, which was an increase of 5.35%, for a period backdated to 2005.

•                  Recognition by Cemig D of an expense of R$ 177,592, for settlement of a legal action brought by Rima Industrial S.A., for reimbursement of the tariff increase introduced by the DNAEE (the National Water and Energy Authority) during the Cruzado economic plan of 1986.

•                  Recognition of an ICMS tax expense relating to the subsidy for the discount on tariffs for low-income consumers, in the amount of R$ 25,702, resulting from the decision to subscribe to the Tax Amnesty program put in place by the government of the State of Minas Gerais.

•                  Provisions, in 2010 and 2009, of R$ 14,246, and R$ 192,918, respectively, for the Company’s Voluntary Retirement Program.

Revenue from supply of electricity

	MWh (*)		Change,	R$		Change
	2Q10	2Q09%		2Q10	2Q09%
Residential	2,518,012	2,421,497	3,99	1,290,212	1,116,182	15.59
Industrial	6,040,712	5,538,838	9,06	980,492	916,748	6.95
Commercial, services and others	1,593,513	1,530,866	4,09	699,897	672,911	4.01
Rural	607,873	521,051	16,66	153,833	135,220	13.76
Public authorities	289,769	267,399	8,37	125,534	115,208	8.96
Public illumination	309,525	304,096	1,79	78,270	75,321	3.92
Public service	344,898	332,335	3,78	100,316	96,583	3.87
Subtotal	11,704,302	10,916,082	7,22	3,428,554	3,128,173	9.60
Own consumption	13,617	12,841	6,04	—	—	—
Subsidy for low-income consumers	—	—	—	(72,550)	45,629	—
Uninvoiced supply , net	—	—	—	(10,184)	(28,497)	(64.26)
	11,717,919	10,928,923	7,22	3,345,820	3,145,305	6.38
Wholesale supply to other concession holders	3,189,832	3,525,472	(9,52)	335,388	456,680	(26.56)
Transactions in electricity on the CCEE	1,853,463	450,841	311,11	31,316	7,697	306.86
Sales under Proinfa (alternative sources)	7,299	—	—	1,765	—	—
Effects of the Final Tariff Review	—	—	—	5,146	61,010	(91.57)
Additional charge — Law 12111/09	—			(1,382)	—	—
Total	16,768,513	14,905,236	12,50	3,718,053	3,670,692	1.29

(*) Information in MWh not reviewed by external auditors.

Revenue from supply of electricity in 2Q10 was R$ 3,718,053, 1.29% more than in 2Q09 (R$ 3,670,692).

The main factors affecting revenue in 2010 were:

•                  Tariff adjustment with average impact on consumer tariffs of 1.67%, starting from April 8, 2010.

•                  Volume of energy invoiced to final consumers 7.22% higher than in 2Q09 (this excludes Cemig’s own internal consumption).

The volume of electricity sold to other concession holders in 2Q10 was 9.52% lower than in 2Q09, and average price in these sales was also lower, at R$ 105.14/MWh, compared to R$ 129.54/MWh in 2Q09. This reduction mainly reflected the contracts made through auctions for sales to distributors that were signed exclusively for 2009, with an average price of $ 145.00 per MWh. As a result, Revenue from wholesale supply to other concession holders was 26.56% lower year-on-year, at R$ 335,388 in 2Q10, than in 2Q09 (R$ 456,680).

Revenue from use of the network

This refers to the TUSD, charged to Free Consumers, on energy sold, and also from the revenue for use of Cemig GT’s own basic transmission grid. It was 3.44% higher in 2Q10, at R$ 645,671, than in 2Q09 (R$ 624,195).

As well as reflecting higher transport of electricity to free consumers, on resumption of activity by industrial clients, and migration of captive clients to the free market, the figures include revenue from the operations of the transmission company Taesa, acquired in the fourth quarter of 2009.

In 2010 the Company recorded a reduction of revenue, of R$ 64,586, in the income statement, from the application of a tariff repositioning, of a negative percentage, of —15.88%, backdated to July 2009, in the 2010 Review of the Transmission Tariff. In 2009, by contrast, a positive Revenue item of R$ 158,090 was recorded, as a result of the Transmission Tariff Review, also with backdated effect, but covering the period from July 1, 2005 to June 30, 2009.

Non-controllable costs

Differences between the sums of non-controllable costs (known as “the CVA Account”), used as a reference in calculating the tariff adjustment, and disbursements actually made, are offset in subsequent tariff adjustments. They are recorded in Assets and Liabilities. Due to a change in Aneel’s plan of accounts, some items were transferred to Deductions from operational revenue. For more information, please see Explanatory Notes 2 and 9 to the Quarterly Information.

Deductions from operational revenue

	2Q10	2Q09 Reclassified	Change, %
ICMS tax	805,440	743,632	8.31
Cofins tax	326,057	315,499	3.35
PIS and Pasep taxes	70,866	68,461	3.51
ISS value added tax on services	950	950	—
	1,203,313	1,128,542	6.63

Global Reversion Reserve — RGR	39,812	48,627	(18.13)
Energy Efficiency Program — P.E.E.	10,902	9,888	10.25
Energy Development Account — CDE	117,392	101,959	15.14
Fuel Consumption Account — CCC	169,797	152,049	11.67
Research and Development — P&D	8,580	8,158	5.17
National Scientific and Technological Development Fund — FNDCT	7,409	8,353	(11.30)
Energy System Expansion Research (EPE / Energy Ministry)	3,719	4,102	(9.34)
Emergency Capacity Charge	4,908	3,305	58,50
0.30% additional payment (Law 12111/09)	5,545	—	—
	368,064	336,441	9.40
	1,571,377	1,464,983	7.26

The main variations between the two years are as follows:

The Fuel Consumption Account — CCC

The deduction from revenue relating to the CCC was R$ 169,797 in 2Q10, compared to R$ 152,049 in 2Q09, an increase of 11.67%. This is a contribution for the costs of operation of the thermal plants in the national grid and in the isolated systems. It is shared between electricity concession holders, on a basis set by an Aneel Resolution. This is a non-controllable cost. The amount posted for electricity distribution services is passed through in full to the tariff. For the amount posted in relation to electricity transmission services the company merely passes through the charge — it is charged to Free Consumers on the invoice for the use of the basic grid, and passed on to Eletrobrás.

CDE — Energy Development Account

The deduction from revenue for the CDE was R$ 117,392 in 2Q10, compared to R$ 101,959 in 2Q09, an increase of 15.14%. This is a non-controllable cost. The amount posted for electricity distribution services is passed through in full to the tariff. For the amount posted in relation to electricity transmission services the company merely passes through the charge — this part is charged to Free Consumers on the invoice for the use of the grid, and passed onto Eletrobrás.

The other deductions from revenue are of taxes calculated as a percentage of billing, so their variations are directly proportional to the changes in revenue.

Operational costs and expenses (excluding Financial revenue (expenses))

Operational costs and expenses (excluding Financial revenue (expenses)) totaled R$ 2,288,387 in 2Q10, 8.48% more than in 2Q09 (R$ 2,109,426). This was mainly due to a provision, of

R$ 177,592, recorded in Other expenses, arising from settlement of a legal action with a large industrial consumer in 2Q10.

The main variations in operational expenses were:

Personnel

Personnel expenses totaled R$ 298,687 in 2Q10, 33.36% lower than in 2Q09 (R$ 448,231). This mainly reflects the expense on the PDV Voluntary Retirement Program, of R$ 192,918, recorded in the second quarter of 2009, compared to R$ 14,246 in 2Q10, and also the fact that the number of employees was reduced from 10,144 in June 2009 to 9,341 in June 2010.

Electricity bought for resale

The expense on electricity bought for resale in 2Q10 was R$ 918,207, 9.54% more than the expense of R$ 838,265 in 2Q09. This is a non-controllable cost: the expense recognized in the income statement is the amount passed on to the tariff. There is more information on this in Explanatory Note 28 to the Consolidated Quarterly Information.

Charges for use of the transmission grid

Charges for use of the transmission network amounted to R$ 186,844 in 1Q10, compared to R$ 210,456 in 2Q09, representing a reduction of 11.22%.

These expenses, set by an Aneel Resolution, are payable by electricity distribution and generation agents for use of the facilities that are components of the national grid. This is a non-controllable cost: the deduction from revenue recognized in the Income statement corresponds to the value actually passed through to the tariff.

Post-employment obligations

Expenses on post-employment obligations totaled R$ 44,150 in 2Q10, 27.92% higher than in 2Q09 (R$ 34,515). These expenses basically represent the interest applicable to Cemig’s actuarial obligations, net of the investment yield expected from the pension plans’ assets, estimated by an external actuary. The higher expense in 2Q10 basically reflects lower expectation of revenue from the plan’s assets in 2010.

Operational provisions

Expenses on operational provisions in 2Q10 totaled R$ 183,985, (R$ 6,876 in 2Q09). The difference is mainly due to an item of R$ 177,592, provisioned in May 2010, arising from settlement to terminate a legal action brought by an industrial consumer relating to the tariff increase ordered by the National Water and Electricity Authority (DNAEE) by its Ministerial Order 045, of 1986.

Financial revenues (expenses)

	2Q10	2Q09	Change, %
FINANCIAL REVENUES
Revenue from cash investments	89,306	65,657	36.02
Arrears penalty payments on electricity bills	35,459	33,502	5.84
Interest and monetary updating on accounts receivable from the Minas Gerais state government	29,287	8,998	225.48
Monetary updating of CVA	2,145	9,766	(78.04)
Monetary updating on items under the General Agreement for the Electricity Sector	3,296	11,242	(70.68)
Monetary updating on Deferred Tariff Adjustment	—	25	—
FX variations	711	69,001	(98.97)
Pasep and Cofins taxes on financial revenues	(10,465)	(18,412)	(43.16)
Gains on financial instruments	432	(547)	—
Adjustment to present value	7,408	317	2.236.91
Other	42,766	25,632	66.85
	200,345	205,181	(2.36)

FINANCIAL EXPENSES
Charges on loans and financings	(263,018)	(150,212)	75.10
Monetary updating on items under the General Agreement for the Electricity Sector	(722)	(510)	41.57
Monetary updating — CCEE	—	(4,013)	—
Monetary updating of CVA	(5,057)	1,802	—
FX variations	(2,764)	(7,282)	(62.04)
Monetary updating on loans and financings	(38,937)	(2,233)	1.643.71
Adjustment to present value	(431)	(4,571)	(90.57)
Losses on financial instruments	(3,450)	(55,576)	(93.79)
Reversal of provision for PIS and Cofins taxes	—	2,107	—
Other	(63,075)	(17,900)	252.37
	(377,454)	(238,388)	58.34
	(177,109)	(33,207)	433.35

The main factors in the difference between financial revenues/expenses in 2Q10 and 2Q09 are:

•                  Lower net monetary adjustment on regulatory assets (CVA, the Deferred Tariff Adjustment, and the General Agreement for the Electricity Sector). This expense in 2Q10 was R$ 338, compared to R$ 22,300 in 2Q09. The change is mainly because the value of the regulatory assets had been reduced in 2010 — as they were partially paid off by receipt of amounts in the tariff through clients’ electricity bills.

•                  Higher expenses on charges for loans and financings: R$ 263,018 in 2Q10, vs. R$ 150,212 in 2Q09. This reflects entry of new financings, principally the R$ 2,700,000 in debentures raised by Cemig GT (Cemig Geração e Transmissão) in March 2010.

•                  Higher monetary updating on loans and financings in Brazilian currency, at R$ 38,937 in 2Q10 — the comparison is with R$ 2,233 in 2Q09.  This reflects the higher volume of funding raised, and the change in inflation indices and other indexors of contracts on the company’s loans, financings and debentures — principally the IGP—M inflation index, which was 1.15% over the period of 1H09, and 1.53% over the same period of 2010.

Income tax and Social Contribution

Cemig’s expenses on income tax and the Social Contribution tax in 2Q10 totaled R$ 154,747, on profit of R$ 488,715 before tax effects, a percentage of 31.66%. In 2Q09 the Company’s expenses on income tax and the Social Contribution were R$ 245,493, on pre-tax profit of R$ 829,530, a percentage of 29.59%.

OTHER INFORMATION THAT THE COMPANY BELIEVES TO BE MATERIAL

Information not reviewed by our external auditors.

Investor relations

In 2009, through strategic activities aiming to enable investors and stockholders to make a correct valuation of our businesses and our prospects for growth and addition of value, we increased Cemig’s exposure to the Brazilian and global capital markets as a leading company in its sector.

We keep up a constant and proactive flow of communication with Cemig’s investor market, strengthening our credibility, seeking to increase interest in our securities and ensure that investors are satisfied with them.

Our results are published in presentations given by video webcasts and conference calls, with simultaneous translation into English, at which members of the Executive Board are always present — developing an increasingly transparent relationship, in line with the best corporate governance practices.

To serve our stockholders, who are spread over 40 countries, and facilitate optimum coverage of investors, Cemig was present in Brazil and worldwide at innumerable seminars, conferences, investor meetings, congresses, and roadshows; and also held video and telephone conference calls with analysts, investors and other parties interested in the capital markets.

At the end of  May, for the 15th year running, we held our now traditional Cemig Meeting with the Capital Markets and Investors, together with Apimec, the Brazilian Capital Markets and Analysts’ Association, in the city of Belo Horizonte, Minas Gerais, where these professionals once again had the opportunity to interact with the company’s directors and principal executives.

Corporate governance

Our corporate governance model is based on principles of transparency, equity and accountability, focusing on clear definition of the roles and responsibilities of the Board of Directors and the Executive Board in the formulation, approval and execution of policies and guidelines for managing the company’s business.

We seek sustainable development of the Company through balance between the economic, financial, environmental and social aspects of our enterprises, aiming to improve the relationship with our stockholders, clients, and employees, the public at large and other stakeholders.

Cemig’s preferred and common shares have been listed under Corporate Governance Level 1 on the São Paulo Stock Exchange since 2001 (with tickers CMIG3 and CMIG4 respectively). This classification represents a guarantee to our stockholders of optimum reporting of information, and also that stockholdings are relatively widely dispersed. Because Cemig has ADRs (American Depository Receipts) listed on the New York Stock Exchange, representing preferred shares (with ticker CIG) and common shares (ticker CIG.C), it is also subject to the regulations of the US Securities and Exchange Commission (SEC) and the New York Stock Exchange Listed Companies Manual. Our preferred shares have also been listed on the Latibex of the Madrid stock exchange (with ticker XCMIG) since 2002.

Since the end of 2006 our material procedures related to preparation of the Consolidated Financial Statements have been compliant with the requirements of Section 404 of the Sarbanes-Oxley law of the US.

Our bylaws include the targets of the Strategic Plan, and our dividend policy, as follows :

•                  — to keep consolidated indebtedness equal to or less than 2 times Ebitda.

•                  — to keep the consolidated ratio (Net debt) / (Net debt + Stockholders’ equity) equal to or less than 40%.

•                  — to limit consolidated funds in Current assets to 5% of Ebitda.

•                  — consolidated funds allocated to capital expenditure in each business year to be limited to 40% of Ebitda (exceptionally, 65% in 2006 and 55% in 2007).

•                  — to invest only in distribution, generation and transmission projects which offer real minimum internal rates of return equal to or greater than those specified in the company’s Long-Term Strategic Plan, subject to the legal obligations.

•                  — to limit the expenses of the subsidiary Cemig Distribuição (Cemig D), and of any subsidiary which operates in distribution of electricity, to amounts not greater than the amounts recognized in the tariff adjustments and reviews.

The Board of Directors may authorize figures in excess of these standards, in response to temporary needs, up to the following limits:

•                  — consolidated debt: maximum of 2.5 times Ebitda.

•                  — consolidated ratio (Net debt) / (Net debt + Stockholders’ equity): maximum of 50%.

•                  — consolidated funds in Current assets: maximum of 10% of Ebitda.

Board of Directors

Meetings

Our Board of Directors met 25 times in 2009, to discuss strategic planning, expansion projects, acquisition of new assets, and various other investments, among other subjects.

Membership, election and period of office

The present Board of Directors was elected on April 29, 2009, by the cumulative voting method, as specified by Article 141 of Law 6404 of December 15, 1976, as amended.

The periods of office of the present members of the Board of Directors expire at the Annual General Meeting of Stockholders to be held in 2010.

Principal responsibilities and attributions:

The Board of Directors has the following responsibilities and attributions, as well as those conferred on it by law:

•                  Decision, before signing, on any contract to be entered into between Cemig and any stockholders or their parent companies.

•                  Decision on any sale of assets, loans or financings, charge on the company’s property, plant or equipment, guarantees to third parties, or other legal acts or transactions, with value of R$ 5 million or more.

•                  Authorization for issuance of securities in the domestic or external market to raise funds.

•                  Approval of the Long-term Strategic Plan, and revisions of it, and of the Multi-year Strategic Implementation Plan and revisions of it, and the Annual Budget.

Since 2006 Cemig has had committees, made up of members of the Board of Directors, to carry out prior discussion and analysis on matters to be decided by the Board, as follows:

1.               Board of Directors’ Support Committee;

2.               Corporate Governance Committee;

3.               Human Resources Committee;

4.               Strategy Committee;

5.               Finance Committee; and,

6.               Audit and Risks Committee.

Qualification and remuneration

The members of the Board of Directors have training and experience in a wide range of areas (business administration, engineering, law, diplomacy, etc.), and very broad experience in business management. Their remuneration is on average 20% of that of the Chief Officers, and does not include any share purchase options.

A list with the names of the members of the Board of Directors and their résumés is on our website at: http://ri.cemig.com.br.

Audit Committee

As well as the Brazilian Corporate Law, in relation to the requirements of the Sarbanes-Oxley law, to which we are subject due to our shares being registered with the US Securities and Exchange Commission (SEC), the capital markets regulator of the United states, we opted for the exemption allowed by the Exchange Act, rule 10-3A, and regulated by SEC release 82-1234, which accepts the activity of the Audit Board as an alternative to the Audit Committee specified by the Sarbanes-Oxley law.

Executive Board

The Executive Board is made up of nine members whose individual functions are set by the company’s Bylaws. They are elected by the Board of Directors for periods of office of three years. They may be reelected; they may also be dismissed at any time by the Board of Directors.

Members are allowed also to hold simultaneous non-remunerated positions in the management of wholly-owned subsidiaries, subsidiaries or affiliates of Cemig, on decision by the Boards of Directors of those companies. They are also, obligatorily, members, with the same positions, of the Boards of Directors of Cemig GT (Generation and Transmission) and Cemig D (Distribution).

The periods of office of the present Chief Officers expire at the first meeting of the Board of Directors held after the Ordinary General Meeting of Stockholders of 2012.

The members of the Executive Board and brief résumés are on our website: http://ri.cemig.com.br

The Chief Officers have individual responsibilities established by the Board of Directors and the Bylaws, including:

•                  Current management of the company’s business, complying with the bylaws, the Long-term Strategic Plan, the Multi-Year Strategic Implementation Plan, and the Annual Budget.

•                  Decision on any disposal of goods, loans or financings, charges of any of the company’s property, plant or equipment, guarantees to third parties, or other legal acts or transactions in amounts less than R$ 14 million.

The Executive Board normally meets weekly. It held 59 meetings in 2009.

A list of the names and summary résumés of its members is available on our website: http://ri.cemig.com.

Audit Board

Meetings

It held 10 meetings in 2009.

Membership, election and period of office

We have a permanent Audit Board, made up of five sitting members and their respective substitute members. They are elected by the Annual General Meeting of Stockholders, for periods of office of one year, and may be reelected. They are:

•                  one elected by the holders of the preferred shares;

•                  one member elected by the holders of the common shares not belonging to the controlling stockholder group, representing at least 10% of the registered capital; and

•                  three elected by the majority stockholder.

The members of the Audit Board are listed on our website: http://ri.cemig.com.br.

Principal responsibilities and attributions:

As well as the attributions specified by Law 6404 of December 15, 1976, as amended, in relation to the Sarbanes-Oxley law — to which we are subject due to our shares being registered with the Securities and Exchange Commission (SEC), the capital markets regulator of the United states — we opted to exercise the exemption allowed by Rule 10-3A of the Exchange Act, regulated by SEC Release 82-1234, which accepts the activity of the Audit Board as an alternative to the Audit Committee as defined by the Sarbanes-Oxley law.

Qualification and remuneration

The Audit Board is a multi-disciplinary body, made up of members with various competencies (accounting, economics, business administration, and others). Their remuneration is 10% of the average earned by the Chief Officers.

Résumé information on its members is on our website: http://ri.cemig.com.br.

The Sarbanes-Oxley  Law

Cemig has obtained certification of its internal controls for mitigation of risks involved in the preparation and disclosure of the financial statements, in accordance with an opinion by the external auditors, Deloitte Touche Tohmatsu Auditores Independentes, issued in accordance with Section 404 of the Sarbanes-Oxley Law and the rules of the Public Company Accounting Oversight Board (PCAOB), which is a part of the annual 20-F report relating to the business year ending December 31, 2006, filed with the US Securities and Exchange Commission (SEC) on July 23, 2007.

A link was established between the potentially significant controls and accounting records in the financial statements for 2008. The design of the processes and key controls for ensuring mitigation of the risks associated with the preparation and disclosure of the financial statements for the year ended December 31, 2008.

Management of corporate risks

Corporate risk management is a management tool that is an integral part of our corporate governance practices. For it to have maximum efficacy, and for it to be more easily included in the organization’s culture, we aim to align it with the company’s process of Strategic Planning — which defines the strategic objectives of the company’s business. Other instances of management that relate to corporate risk management include: The Corporate Governance Committee, Compliance with the Sarbanes-Oxley Law, the Budget Prioritization Committee, Internal Auditing, the Energy Risks Management Committee, the Insurable Risks Committee, and the Control and Management Committee.

Cemig’s corporate risks management structure was put in place in 2003. The risks matrix was revised for the first time in 2004, and a second time in 2005-6, aiming to identify changes in relation to the level of performance expected for each process. Effectiveness of controls has been improved, with the commitment to implement proposed mitigating action plans, reducing the impact and probability of occurrence of innumerable risks.

The method for measurement of risks that Cemig has chosen is the ORCA method, which was put in place with the assistance of external consultants, based on four dimensions: objectives; risks; internal controls; and alignment.

To ensure safety, confidentiality of information, and speed in the process of periodic revision and review of the matrix of corporate risks, we use the SGIR (Integrated Risk Management System) application, which embodies the methodology referred to above. Cemig also has a site giving employees access to information on the subject, which enables the risks identified by managers to be continuously and dynamically monitored.

Functional structure

The main determining factor for the option adopted for functional structure is decentralized management by Risk Managers. This expresses the corporative and matricial nature of the function, with monitoring centralized by the Corporate Risk Management Unit, which generates relevant information with a systemic view and meets the demands of the Corporate Risk Management Committee.  The Committee analyzes and prioritizes the actions established by the Board of Directors and the Executive Board.

Challenges

The main challenges to be faced by corporate risk management in Cemig are:

•                  Improvement of the methodology of calculation of financial exposure risks, to provide the maximum possible objectivity for the assessment made by managers, offering senior management maximum security in the process of taking decisions.  The results expected are: improvement in the quality of the information related to the matrix, and guarantee of compliance with the directive guidelines that arise from the Corporate Risk Management Policy.

•                  Creation of standard reports, to meet the needs of various decision levels in the company.

Statement of Ethical Principles and Code of Professional Conduct

The Board of Directors’ approval, in May 2004, of the Statement of Ethical Principles and Code of Professional Conduct (http://ri.cemig.com.br), stating a list of 11 principles of ethical conduct and value incorporated into Cemig’s company culture, was an important step in perfecting the company’s internal system of corporate government and increasing our overall corporate transparency.

Cemig’s Ethics Committee was created on August 12, 2004, to coordinate all actions relating to management of the Declaration of Ethical Principles and Code of Professional Conduct. This includes assessment and decision on any possible non-compliances with the document.

In December 2006 we created the Information Channel, to be used only by Cemig employees and workers. It enabled the Ethics Committee to receive anonymous reports, via an open channel on our intranet — the Anonymous Information Channel. These reports can deal with any type of irregular practice contrary to the company’s interest, such as: financial fraud, changing or suppression of financial, tax or accounting documents; undue appropriation of goods or resources; receipt of undue advantage by managers or employees; irregular contracting; or other practices considered to be illegal.

The Ethics Committee

This was created on August 12, 2004, with three sitting members and three substitute members, and is responsible for management (interpretation, publicizing, application and updating) of the Code of Professional Conduct.

It can receive and investigate any reports of violations of the ethical principles and rules of conduct, provided they are presented in a written document signed by the interested party, and sent to the address: CEMIG, Av. Barbacena 1200, SA/17°/B2, accompanied by indication of the means of proof (witnesses, documents or other sufficient and appropriate means). They can also be sent by email or telephone — the address and phone number are well known to the company’s employees.

In December 2006 we put in place our Anonymous Information Channel, available on the corporate intranet, the purpose of which is to receive, submit and process accusations of irregular practices, such as financial fraud, undue appropriation of assets, receipt of irregular advantages or illegal contracting. This channel is one more step for the company in the direction of improving transparency, correct behavior and the concept of corporate governance within Cemig. This new instrument of corporate governance improves the management of our employees and of our business, and reaffirms our ethical principles.

The Statement of Ethical Principles and Code of Professional Conduct of Cemig is based on 11 Principles, which express the ethical conduct and values incorporated into its culture. It is available on our Internet page: http://ri.cemig.com.br.

POSITION OF STOCKHOLDERS WITH MORE THAN 5% OF THE VOTING STOCK ON JUNE 30, 2009

Stockholders	COMMON SHARES (thousands)%		PREFERRED SHARES (thousands)%		TOTAL SHARES (thousands)%
State of Minas Gerais	151,993,292	50.96	—	0.00	151,993,292	22.27
Other entities of Minas Gerais State	40,197	0.01	7,057,472	1.84	7,097,669	1.00
Total, controlling stockholder	152,033,489	50.97	7,057,472	1.84	159,090,961	23.31
AGC Energia S.A.	98,321,592	32.96	—	0.00	98,321,592	14.41

SHARES OF THE CONTROLLING STOCKHOLDER, SENIOR MANAGEMENT AND MEMBERS OF THE AUDIT BOARD

	06.30.2010		06.30.2009
	ON SHARES	PN SHARES	ON SHARES	PN SHARES

CONTROLLING STOCKHOLDER	152,033,489	7,057,472	138,212,264	6,415,884

BOARD OF DIRECTORS	8,687	481	7,899	438

Adriano Magalhães Chaves	1	—	1	—

Aécio Ferreira da Cunha	1	—	—	—

André Araújo Filho	1	—	1	—

Andréa Leandro Silva	7	—	7	—

Antônio Adriano Silva	1	—	1	—

Arcângelo Eustáquio Torres Queiroz	1	—	—	—

Britaldo Pedrosa Soares	1	—	1	—

Cezar Manoel de Medeiros	1	—	1	—

Clarissa Della Nina Sadock Accorsi	1	—	—	—

Djalma Bastos de Morais	—	55	—	50

Evandro Veiga Negrão de Lima	8,413	—	7,649	—

Fernando Henrique Schüffner Neto	—	424	—	386

Francelino Pereira dos Santos	1	—	1	—

Franklin Moreira Gonçalves	1	—	1	—

Guilherme Horta Gonçalves Junior	1	—	1	—

Guy Maria Villela Paschoal	11	—	10	—

Jeffery Atwood Safford	1	—	1	—

João Camilo Penna	1	1	1	1

José Castelo Branco da Cruz	1	—	1	—

Lauro Sergio Vasconcelos David	1	—	1	—

Luiz Antônio Athayde Vasconcelos	1	—	1	—

Marco Antônio Rodrigues da Cunha	1	—	1	—

Maria Amália Delfim de Melo Coutrim	1	—	1	—

Maria Estela Kubitschek Lopes	1	—	1	—

Paulo Sérgio Machado Ribeiro	96	1	88	1

Roberto Pinto Ferreira Mameri Abdenur	139	—	127	—

Sérgio Alair Barroso	1	—	1	—

Thomas Anthony Tribone	1	—	1	—

	STOCK POSITION
	06.30.2010		06.30.2009
NAME	ON SHARES	PN SHARES	ON SHARES	PN SHARES

EXECUTIVE BOARD	9	479	9	436

Djalma Bastos de Morais	—	55	—	50

Arlindo Porto Neto	1	—	1	—

Bernardo Afonso Salomão de Alvarenga	1	—	1	—

Fernando Henrique Schüffner Neto	—	424	—	386

José Carlos de Mattos	—	—	—	—

Luiz Fernando Rolla	6	—	6	—

Luiz Henrique de Castro Carvalho	—	—	—	—

Marco Antônio Rodrigues da Cunha	1	—	1	—

Márcio Augusto Vasconcelos Nunes	—	—	—	—

AUDIT BOARD	—	—	—	—

Aliomar Silva Lima	—	—	—	—

Ari Barcelos da Silva	—	—	—	—

Aristóteles Luiz Menezes Vasconcellos Drummond	—	—	—	—

Leonardo Guimarães Pinto	—	—	—	—

Luiz Guarita Neto	—	—	—	—

Luiz Otávio Nunes West	—	—	—	—

Marcus Eolo de Lamounier Bicalho	—	—	—	—

Newton de Moura	—	—	—	—

Thales de Souza Ramos Filho	—	—	—	—

Vicente de Paulo Barros Pegoraro	—	—	—	—

SHARES IN CIRCULATION

(OTHER THAN SHARES OWNED BY THE STATE OF MINAS GERAIS) (*)

DATE	COMMON SHARES	%	PREFERRED SHARES	%	TOTAL TOTAL SHARES	%
06.30.2010	146,227,483	49.03	376,795,562	98.09	523,023,045	76.64
06.30.2009	132,934,068	49.03	342,541,418	98.09	475,475,486	76.64

(*) Changes in numbers of shares arise from corporate action and/or events during 2010.

3.             Second Quarter 2010 Results Presentation, Companhia Energética de Minas Gerais – CEMIG

CEMIG 1/23 PT EN ES

Results Second quarter 2010

132

1 2 3 4 5 6 7 8 9 10 11

Results Second quarter 2010 132

Disclaimer Some statements in this presentation are “forward-looking statements” by the concept of the US Securities Law and are subject to risks and uncertainties. “Forward-looking statements” are forecasts that may differ from the final figures and are not under our control. For a discussion of the risks and uncertainties as they relate to us, please see our 20F form for 2009 and, in particular, item 3, under “Basic information - Risk factors”. 133

CEMIG 3/23 PT EN ES

Consolidated Results for 2Q10

Net revenue
-1%
+7%
2,972
2,954
2,815
3,019
Reported
Adjusted*
2009
2010
EBITDA
-17%
+8%
1,035
874
1,070
1,156
Reported
Adjusted*
2009
2010
Net Income
-44%
-13%
524
291
547
477
Reported
Adjusted*
2009
2010

134

3 4 5 6 7 8 9 10 11 12 13

Consolidated Results for 2Q10 Net revenue EBITDA Net Income -1% +7% -17% +8% -44% -13% 2,972 2,954 2,815 3,019 1,035 874 1,070 1,156 524 291 547 477 Reported Adjusted* Reported Adjusted* Reported Adjusted* 2009 2010 2009 2010 2009 2010 Lower results reflect non-recurring items accounted in 2Q10 (*) Settlement of a legal action with an industrial client Impact of the Second Transmission Tariff Review of Cemig GT Adjusted for non-recurring items, 2Q10 Ebitda is 8% higher year-on-year * The table of non-recurring items is attached to this presentation. 134

Acquisition of transmission assets by Taesa Acquisition of interests in 3 transmission companies (NTE, STE, IEMG) will involve a total of R$ 275mn. Transaction depends on prior conditions These 3 transmission companies have together 947km of lines Taesa will grow by 12%, from current 3,712km to 4,168km of transmission lines (*) Current shareholders have Tag-along right Increased stake in the transmission sector is in line with the strategy of our Long-term Strategic Plan Growth in transmission capacity (Km) 5,741 7,506 9,029 12,676 2008 2009 In 2010 (*) Assets managed (*) Assuming purchase is confirmed. 135

CEMIG 5/23 PT EN ES

Credit quality ensures funds for growth

FitchRatings	AA(bra)	Cemig H, Cemig GT e Cemig D	Brazilian scale	
Moody's	Aa1.br	Cemig GT e Cemig D	Brazilian scale	
	Aa2.br	Cemig H	Brazilian scale	Investment Grade
	Baa3	Cemig GT e Cemig D	Global scale	
	Ba1	Cemig H	Escala Global	
STANDARD &POOR'S	brAA-	Cemig GT e Cemig H	Brazilian scale	
	brAA	Cemig D	Brazilian scale	
	BB	Cemig H, Cemig GT e Cemig D	Global scale	

136

5 6 7 8 9 10 11 12 13 14 15

Credit quality ensures funds for growth Fitch Ratings upgraded Cemig and its subsidiaries Cemig D and Cemig GT from A+(bra) to AA(bra) According to Fitch, “Cemig has succeeded in making significant acquisitions, based on strategies defined in its strategic plan, and keeps itself in line with this restriction” Improvement in credit rating evidences Cemig’s financial solidity and low risk Cemig D successfully raised R$ 600 million on attractive terms to roll over debt and reinforce cash position. Fitch Ratings AA(bra) Cemig H, Cemig GT e Cemig D Brazilian scale Aa1.br Cemig GT e Cemig D Brazilian scale Aa2.br Cemig H Brazilian scale Baa3 Cemig GT e Cemig D Global scale Investment Ba1 Cemig H Escala Global Grade STANDARD &POOR’S brAA- Cemig GT e Cemig H Brazilian scale BB brAA Cemig D Brazilian scale Cemig H, Cemig GT e Cemig D Global scale 136

Performance of the electricity system – Cemig D Main quality indicators INDEX JAN-JUN 2009 JAN-JUN 2010 CHANGE SAIDI 7.04 6.03 -14.3% SAIFI 156,204 147,021 -5.9% SAIDI- System Average Interruption Duration Index: Average time of outage of the Distribution system suffered by each consumer. SAIFI- System Average Interruption Frequency Index: Average number of outages in Distribution per consumer unit. Start of implementation of the plan for renewal of assets and improvements in the protection system. Highlights of investments planned for 2010-2012: Installation of 4,750 reconnectors (three-phase and single-phase). This represent 200% of the number currently installed. Refurbishment and shielding of the Medium Voltage network involving replacement of unprotected network by protected or insulated cable, and interlinking of circuits = R$ 23 million in 2010 137

Consolidated sales volume consolidated sales Volume (GWh), 2Q10 14,905 97 503 64 87 -340 1,403 49 16,769 13% 2Q09 Residential Industrial Commercial Rural Wholesale Spot(CCEE) Others 2Q10 Growth in electricity sales reflects recovery in industrial activity Higher volume in spot market is due to higher sales of secondary electricity  Ending of 2009 Adjustment Auction contracts lead to lower wholesale sales Once again supply was directed to the free market, which grew 20% 138

Sales volume of Cemig GT Comparison of 2Q10 with 2Q09 - by consumer type Volume by marker — GWh 8,601 517 350 -1,245 866 9,089 +6% 2T09 Free Clients Wholesale in Free Market Regulated Market Spot (CCEE) 2Q10 255 549 474 1,114 1,121 4,337 4,165 4,278 3,678 3,443 4,008 4,019 4,258 4,171 4,525 2Q09 3Q09 4Q09 1Q10 2Q10 Free Clients ACR/ACL- CCEESpot Record sales by Cemig GT reflects: Expansion of sales to the Free Market: market share gain, migration of captive clients High volume of secondary supply sold in the period: 1,121 GWh Startup of new plants (Baguari Hydro Plant, Parajuru Wind Farm) and purchase of electricity from other generators for resale Reduction of the Regulated Market, due to redirecting of supply from the 2009 Adjustment Auctions to the Free Market 139

Sales of Cemig D, by consumer category Cemig D sales volume in 2Q09 and 2Q10 15% 5,519 6,364 2Q09 2Q10 Sales by user consumer type, GWh TYPE 2Q2010 2Q2009 CHANGE % Residential 2.010 1.956 3% Industrial 1.160 1.177 -1% 14% Commercial 1.188 1.153 3% Rural 605 518 17% Others 747 714 5% Sub-Total 5.710 5.519 3% 7% Spot (CCEE) 654 -90 - TOTAL 6.364 5,428* - Growth in all consumer types due to recovery in the economy of Minas Gerais Adjusted for the migration of clients to the free market, total sales to clients were 7% up year-on-year, boosted by the industrial category, up 14% year-on-year Overcontracting in 2010 is being adjusted through revisions of contracts, currently in progress, and by adjustment of modeling in the CCEE, which would reduce the amount of excess supply in 2Q10 from 650 GWh to 300GWh Actions taken over the year should result in the total electricity bought by Cemig D in the year being close to 103% of the total load. Consumption by user type (%) - 2Q10 11% 13% 21% 35% 20% Residencial Residential Industrial Comercial Commercial Rural Outros Others 140

Consolidated net revenue Net revenue, R$ mn 2,972 300 71 -98 -49 17 -152 -106 2,954 -1% 2Q09 Final consumers TUSD Wholesale / CCEE Use of network Gás Others Deductions 2Q09 Net revenue stable in comparison with 2Q09 Ending of 2009 Adjustment Auctions supply reduces Cemig GT’s revenue from wholesale supply to other concession holders Increase in sales to final consumers Higher volume of electricity transported by Cemig D reflected in TUSD revenue Non-recurring effects Revenue of R$ 158mn posted in 2Q09, from Cemig GT’s first Transmission Tariff Review R$ 64mn reversal of revenue posted in 2Q10, from Cemig GT’s second Tariff Review * For more details on the Periodic Tariff Review of 2Q10 please see Explanatory Note 8 to the Quarterly Information (ITR) of Cemig (holding company). 141

Consolidated operational expenses Expenses in 2Q09 and 2Q10, R$ mn 2,109 8% 2,288 2Q09 2Q10 2Q09 and 2Q10: differences in consolidated expenses, R$ mn 0 -150 10 4 20 -3 80 191 -24 6 -4 35 13 Personnel Post-employment Materials Outsourced services Energy bought Royalties Provisions Sector charges Gás Raw materials Depreciation Others Lower personnel expenses reflect reduction in headcount and also the provision for the Voluntary Retirement Program made in 2Q09* Higher consolidated expenses due to non-recurring items Operational provisions of Cemig D: R$ 202 million Higher purchases of energy (non-controllable item) by distribution companies More sales activity results in more electricity purchased for resale by Cemig GT: +R$ 28mn *for more details on personnel expenses in 2Q10 please see Explanatory Note 28 to the Cemig (Holding Company) Quarterly Information (ITR), under Personnel Expenses. 142

Ebitda by Company: Lower total reflects non-recurring effects Differences in Ebitda, by company, 2Q09 and 2Q10 - R$ mn 1,034 -280 -14 24 8 23 74 3 874 -16% 2Q09 CEMIG GT CEMIG D LIGHT GAMIG TBE TAESA Others 2Q10 Cemig GT Revenue of R$ 158mn posted in 2Q09 for the 1st Transmission Tariff Review Reversal of R$ 65mn in 2Q10 for the 2nd Transmission Tariff Review Lower revenue due to ending of 2009 Adjustment Auction contracts Cemig D Settlement of legal action with an industrial client: R$ 178mn - offset by R$ 148mn improvement in personnel expenses due to Voluntary Retirement Program Ebitda by Company 10% 8% 5% 2% 9% 15% 51% Cemig GT Cemig D Light Gasmig TBE TAESA Outras Others 143

Consolidated EBITDA and EBITDA margin Ebitda margin % Cemig: Quarterly consolidated Ebitda, R$ mn 34 36 37 35 28 31 38 1,009 1,041 1,108 950 874 1,022 1,156 2Q09 3Q09 4Q09 1Q10 2Q10 Market forecast* 2Q10 adjusted Lower results reflect non-recurring items accounted in 2Q10 Adjusted for non-recurring items, Ebitda is up 8% year-on-year, at R$ 1.1bn Ebitda in the last four quarters: R$ 4bn Some market forecasts did not take into account the legal action settled with an industrial client 144

Cemig quarterly consolidated net income, R$ mn Net Margin % Cemig quarterly consolidated Net Income, R$ mn 18 20 13 14 10 9 16 515 562 420 419 291 483 477 2Q09 3Q09 4Q09 1Q10 2Q10 Market forecast 2Q10 adjusted Margin affected by non-recurring factors Adjusted net income R$ 477mn, in line with market expectations Some market forecasts did not take into account the legal action settled with an industrial client 145

CEMIG
15/23 PT EN ES

Balanced portfolio of operations sustains growing EBITDA

2Q10 Ebitda of main companies, R$ mn

Acquisitions provided 20% of total cash flow

Ebitda by business, 2Q10

Geração
Generation
Transmissão
Transmission
Distribuição
Distribution
GÁS e Outras
Gas and others
4 %
28 %
51 %
17 %

146

15 16 17 18 19 20 21 22 23

Balanced portfolio of operations sustains growing EBITDA 2Q10 Ebitda of main companies, R$ mn EBITDA 2Q10 2Q09 CHGE% CEMIG GT 446 725 -39% CEMIG D 131 144 -9% LIGHT 77 53 45% GASMIG 19 11 79% TBE 42 20 115% TAESA 74 - - Others 85 82 4% Consolidated 874 1,035 -16% Acquisitions provided 20% of total cash flow Ebitda by business, 2Q10 4% 28% 17% 51% Geração Generation Transmissão Transmission Distribuição Distribution GÁS e Outras Gas and others 146

Debt profile Debt managed with focus on: Lengthening of tenor (not pressuring cash flow) Limiting debt to levels specified in the Bylaws Reduction of cost of debt Main indexors 16% 3% 15% 60% 2% 1% 3% DOLAR CDI IPCA IGPM URTJ RGR/Finel Outros Others Average cost of debt: 6.48% p.a. at constant June 2010 prices, including stockholdings Cost of debt shows excellent credit quality Appropriate net leverage, combined with strong cash flow, ensures financial solidity Consolidated debt, 2Q10 CEMIG CONSOLIDATED CEMIG GT CEMIG D Total debt 12.653 7.404 3.056 Debt in non-Brazilian currency 228 2% 5 0.1% 142 5% Net debt 8.898 5.352 2.273 Ebitda*/ Interest* 4,27 12,05 3,19 Net debt / Ebitda* 2,20 2,09 2,75 Net debt / (Net debt + Stockholders’ equity) 44,7% 57,3% 50,1% (1) Net debt = Total debt — (Cash and cash equivalents) (*) Last 12 months 147

Strong cash position sustains Capex Cash Flow, R$ mn 2Q10 2Q09 Cash at start of period 4.495 2.706 Cash from operations 600 672 Net income 291 524 Depreciation and amortization 208 173 Suppliers (13) 56 Deferred Tariff Adjustment (RTD) (2) 14 Other adjustments 116 (95) Financing activities (75) (283) Financings obtained and capital increase 722 275 Payments of loans and financings (331) (89) Interest on Equity, and dividends (466) (469) Investment activity (1.265) (844) Investment (1.265) (868) ‘Special Obligations’ - Consumer contributions - 24 CASH AT END OF PERIOD 3.755 2.251 148

Investment Program ACTIVITY UP TO JUNE 2010 2010 2011 2012 2013 Basic program (1) 259 1.057 1.041 942 77 Generation 7 77 96 74 69 Transmission 7 45 19 16 8 Distribution 245 835 926 851 - Holding company - 1 - 2 - Light for Everyone  Program 205 537 (45) - - Cemig 205 828 - - - CDE - (216) (8) - - Minas Gerais State - (75) (37) - - Acquisitions 1.548 1.669 8 11 28 TAESA 827 827 - - - TBE - (Acquisition of MDU) - 117 - - - LIGHT - (Andrade Gutierrez) 719 719 - - - TBE - ( Share buyback) 2 6 8 11 28 TOTAL 2.012 3.263 1.005 952 105 (1) Estimated as from 2010, in accordance with corporate planning, and June 2010 prices. Includes basic investments to maintain the routines of the Distribution, Generation and Transmission companies and the Holding company. 149

CEMIG 19/23 PT EN ES

Operation in 20 States of Brazil

PA
MA
CE
RN
PB
PE
TO
BA
RO
MT
GO
MG
MS
ES
SP
RJ
PR
SC
RS
CHILE

150

19 20 21 22 23

Long-term target is 20% market share in the various segments of the electricity market Transmission Transmission under construction Cemig Free Client Purchase of electricity Gas distribution Distribution Generation Generation under construction Wind power generation Wind power generation under construction See All 150

20/23

Investor Relations

CEMIG

CEMIG A Melhor Energia do Brasil | CMIG3 NÍVEL 1 | CMIG4 NÍVEL 1 | CIG LISTED NYSE | CIG.C LISTED NYSE | LATIBEX XCMIG | Índice de Sustentabilidade Empresarial ISE 2009-2010 | Dow Jones Sustainability Indexes

151

Investor Relations ri@cemig.com.br Phone Number (55-31) 3506-5024 Fax: (55-31) 3506-5025 151

Non-recurring items, 2Q 2010 Item 2Q10 2Q09 Difference, % NET REVENUE 2.954 2.972 -1% Review of Transmission Revenue 65 -158 ADJUSTED NET REVENUE 3.019 2.815 7% EBITDA 874 1.035 17% Settlement with Industrial Client 177 - ICMS tax – Low-income consumers 26 - Review of Transmission Revenue 65 -158 PDV and PPD Voluntary Retirement Programs 14 193 ADJUSTED EBITDA 1.156 1.070 8% NET INCOME 291 524 -44% Settlement with Rima Industrial S.A. 117 - ICMS tax – Low-income consumers 17 - Review of Transmission Revenue 43 -104 PDV and PPD Voluntary Retirement  9 124 ADJUSTED NET INCOME 477 547 -13% 152

Glossary ACR: Regulated Contracting Environment in which purchases and sales involving Distributors occur by means of public auctions. ACL: Free Contracting Environment, in which purchases and sales of electricity among Free Clients, Marketers and Generators occur, through freely negotiated bilateral contracts. ANEEL, The Brazilian energy sector is regulated by ANEEL: an independent federal regulatory agency. BRGAAP: Brazilian accounting principles. CCC - Conta Consumo de Combustiveis Fósseis [Fossil Fuel Consumption Account]: The CCC was created to generate financial reserves to cover higher costs associated with greater use of thermoelectric plants in the event of drought, as a function of the fact that marginal operating costs of thermoelectric plants are higher than those of hydroelectric plants. Every energy company must make an annual contribution to the CCC. The annual contributions are calculated based on cost estimates of the fuel required by thermoelectric plants in the following year. CCEE - Cámara de Comercializacáo Energia Elétrica [Electricity Marketing Council]: Its purpose is to make marketing electricity on the National Interconnected System viable. CDE - Conta de Desenvolvimento Energetico [Energy Development Account]: Source of the subsidy created to make alternative sources of energy - such as wind-driven and biomass - competitive, and to promote universalization of electricity services. Its resources come from annual payments made by concessionaires for the use of public assets, penalties and fines imposed by ANEEL, and the CDE will remain operational for 25 years, and it will be administered by Eletrobrás. DEC - Duracao Equivalence de Interrupçáo por Unidade Consumidora [Equivalent Duration of Interruption per Consumer Unit]: During a period observed in each consumer unit of a group that is being considered, the average interval of time of an interruption in electricity distribution. Dividend yield: The annual percentage of return that a shareholder receives in the form of dividends and Interest on Own Capital (per share) in relation to the share price. FEC - Freqúéncia Equivalente de Interrupçáo de Energia [Equivalent Frequency of Electricity Interruption]: Number of interruptions in electricity distribution that occur on average during an observed period, in each consumer unit of a determined group. GSF: Generating Scaling Factor. The factor used to determine the Allocated Energy from each generator participating in the National Interconnected System. It is calculated as a function of availability of generation and the verified market, among other parameters. FIDC (Receivables Fund) - Fund of credit rights. It is formed of realizable assets. Hedge: Term that means safeguard. It is a mechanism used by people or companies who need to protect themselves against price fluctuations that usually occur in commodities or exchange markets. EBITDA: Earnings Before Interest (Financial Results), Taxes, Depreciation and Amortization. It states the Generation of Operating Cash of a company, and provides a snapshot of how much money a company is generating from its main business. EBITDA / NET OPERATING REVENUES (EBITDA MARGIN): Percentage that relates Generation of Operating Cash with Operating Revenues. It shows the percentage at which revenues become cash after operations, giving an idea of the business’ profitability. 153

Glossary Payout – Percent of net income to be distributed as dividends. P/L (Price to Earnings Ratio) – Relationship between share price and profit per share. PL – Shareholders’ Equity PLD – Price for Liquidation of Differences, called “Spot” price. RTD - Deferred Tariff Adjustment: ANEEL defined the results of the periodic tariff adjustment of Cemig Distribution, which includes restatement of electricity supply tariffs at levels that are compatible with preserving the economic-financial balance of the concession contract, providing sufficient revenues to cover efficient operating costs and adequate remuneration on investments. The average adjustment that was applied on a provisory basis to Cemig’s tariffs on April 8, 2003 was 31.53%, while the definitive tariff restatement for CEMIG should have been 44.41%. The 12.88% difference will be offset through an increase in each projected tariff adjustment to occur from 2004 to 2007, cumulatively. The difference between the tariff adjustment to which Cemig Distribution has a right and the tariff effectively charged consumers was recognized as a Regulatory Asset. RTE - Extraordinary Tariff Restatement: Tariff adjustment granted in December 2001 to distributors and generators in regions that experienced rationing. Projected in the General Agreement of the Electricity Sector, it resulted in a 2.9% increase to tariffs for residential consumers (with the exception of Low Income Consumers) and rural consumers, and 7.9% for other consumers. The objective of the adjustment was to replace the losses that energy distributors and generators had from the reduced consumption imposed by the government. The duration of the adjustment varies according to the time necessary to recover each concessionaire’s losses. RGR - Global Reversion Reserve: Annual number embedded in concessionaire’s costs to generate resources for expansion and improvement of public electricity services.  The amounts are collected on a monthly basis in favor of Electrobrás, which is responsible for administering resources, and they must also be used by procel. Total Shareholder Return - This is the shareholder return obtained by adding dividends (yield) and the percentage appreciation of the shares. TUSD - Distribution System Usage Tariffs:The TUSD is paid by generation companies and by Free Clients for use of the distribution system of the distribution concessionaire to which the generator or free client is connected, and it is revised annually according to the inflation index and investments made by the distributors in the previous year to maintain and expand the network. The amount to be paid by the user connected to the distribution system is calculated by multiplying the amount of energy contracted with the distribution concessionaire for each connection point, in KW,by the tariff in RS/KW, which is established by ANEEL. UHE - Hydroelectric Plant: Plant that uses mechanical energy from water to turn the turbines and generate electricity. UTE -Thermoelectric Plant: Plant in which the chemical energy contained in fossil fuels is converted into electricity. Market value -This is the value of the company calculated by multiplying the number of shares by their respective price. WACC - Weighted Average Cost of Capital: average weighted cost of capital. 154

4.                                                                                       Summary of Minutes of the 108th Meeting of the Board of Directors, Cemig Distribuição S.A., June 2, 2010

CEMIG DISTRIBUIÇÃO S.A.

CNPJ 06.981.180/0001-16

NIRE 31300020568

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 108TH MEETING

Date, time and place:	June 2, 2010 at 9 a.m. at the Company’s head office,
Av. Barbacena 1200, 17th Floor, A1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chairman:	Sergio Alair Barroso;
	Secretary:	Anamaria Pugedo Frade Barros

Summary of proceedings:

I

The Chairman asked the Board Members present to state whether any of them had conflict of interest in relation to the matter on the agenda of this meeting, and all stated that there was no such conflict of interest.

II	The Board approved the minutes of this meeting.

III

The Board re-ratified Board Spending Decision (CRCA) 076/2009, relating to Project 2329/09 — Phase III of the Light for Everyone (Luz Para Todos) Program, authorizing opening of new Administrative Tender Proceedings for contracting of the services necessary for execution of the Project, with new connections to be made in two phases, in the event that the period of validity of the Light for Everyone Program established by Federal Decree 6442/2008 is extended, the same financial conditions of the said CRCA being maintained.

IV	The following spoke on general matters and business of interest to the Company:

CEO and Vice-Chairman:	Djalma Bastos de Morais;
Board members:	André Araújo Filho,	Negrão de Lima.

The following were present:

Board members:	Sergio Alair Barroso,	Evandro Veiga Negrão de Lima,
	Djalma Bastos de Morais,	Francelino Pereira dos Santos,
	Aécio Ferreira da Cunha,	Guy Maria Villela Paschoal,
	André Araújo Filho,	João Camilo Penna,
	Antônio Adriano Silva,	Maria Estela Kubitschek Lopes,
	Arcângelo Eustáquio Torres Queiroz,	Fernando Henrique Schüffner Neto;
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

5.                                                                                       Summary of Minutes of the 486th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, June 15, 2010

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 486TH MEETING

Date, time and place:	June 15, 2010 at 11 a.m. at the Company’s head office,
Av. Barbacena 1200, 21st Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chairman:	Sergio Alair Barroso;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I                                The Chairman asked the Board Members present whether any of them had conflict of interest in relation to the matter on the agenda of meeting, and all said there was no such conflict of interest.

II                            The Board approved the minutes of this meeting.

III                        The Board authorized:

a)              Signing of three Joint Operational Agreements with

•                  Codemig (Minas Gerais Economic Development Company),

•                  Imetame Energia S.A. (formerly Comp. Exploração e Produção de Petróleo e Gás S.A.),

•                  Orteng Equipamentos e Sistemas Ltda., and

•                  Sipet Agropastoril Ltda.,

for exploration of the following blocks in the Tenth Round of Auctions by the National Oil, Natural Gas and Biofuels Agency (ANP):

•      Blocks SF-T-120 and SF-T-127 in the São Francisco Basin, in Minas Gerais, and

•      Block POT-T-603 in the Potiguar Basin, in Rio Grande do Norte;

and three Joint Operational Agreements with

•                  Codemig and Imetame Energia S.A.,

for the following blocks in the same Auctions:

•      Blocks SF-T-104 and SF-T-114 in the São Francisco Basin, in Minas Gerais, and

•      Block REC-T-163 in the Recôncavo Basin, in Bahia –

– all such agreements being for the purpose of establishing the rights and obligations of the Parties in relation to operations of the blocks covered by the respective Concession Contracts, including but not limited to joint exploration, evaluation, development, production and allocation of the hydrocarbon reserves in the concession area, to be in effect for as long as the respective concession contracts remain in effect.

b)             Reimbursement, by Cemig, to Imetame Energia S.A., of the amounts relating to the expenditure already effected by Imetame Energia S.A. in the period from December 2008 to June 2010.

Cemig’s interest in all the blocks is 24.5%.

IX                       The following spoke on general matters and business of interest to the Company:

CEO and Vice-Chairman:	Djalma Bastos de Morais;
Board member:	Evandro Veiga Negrão de Lima;

The following were present:

Board members:	Sergio Alair Barroso,	Guy Maria Villela Paschoal,
	Djalma Bastos de Morais,	João Camilo Penna,
	Aécio Ferreira da Cunha,	Maria Estela Kubitschek Lopes,
	Arcângelo Eustáquio Torres Queiroz,	Marco Antonio Rodrigues da Cunha,
	Evandro Veiga Negrão de Lima,	Cezar Manoel de Medeiros,
	Francelino Pereira dos Santos,	Lauro Sérgio Vasconcelos David;
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

6.                                                                                       Summary of Principal Decisions of the 489th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, July 19, 2010

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF PRINCIPAL DECISIONS

At its 489th meeting, held on July 19, 2010, the Board of Directors of Companhia Energética de Minas Gerais decided the following matters:

1.               Contracting of advertising agency services.

2.               Signature of an amendment to a financing contract from the Constitutional Fund for the North (FNO) for the Santo Antonio Power Plant project.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

7.                                                                                       Summary of Principal Decisions of the 111th Meeting of the Board of Directors, Cemig Distribuição S.A., July 19, 2010

CEMIG DISTRIBUIÇÃO S.A.

LISTED COMPANY

CNPJ 06.981.180/0001-16

BOARD OF DIRECTORS

SUMMARY OF PRINCIPAL DECISIONS

At its 111st meeting, held on July 19, 2010, the Board of Directors of Cemig Distribuição S.A. decided the following matter:

•  Contracting of advertising agency services.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

8.                                                                                       Summary of Principal Decisions of the 117th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., July 19, 2010

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

LISTED COMPANY

CNPJ 06.981.176/0001-58

NIRE 31300020550

BOARD OF DIRECTORS

SUMMARY OF PRINCIPAL DECISIONS

At its 117th meeting, held on July 19, 2010, the Board of Directors of Cemig Geração e Transmissão S.A. decided the following matters:

1.               Contracting of advertising agency services.

2.               Signature of an amendment to a financing contract from the Constitutional Fund for the North (FNO) for the Santo Antonio Power Plant project.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

9.                                                                                       Announcement — Resignation of Certain Members of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, dated July 19, 2010

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 33300266003

ANNOUNCEMENT

This announcement is to give public notice, in accordance with Article 151 of Law 6404 of December 15, 1976, of the following resignations, effected by letters of resignation delivered to and acknowledged as received by Companhia Energética de Minas Gerais (Cemig), Cemig Distribuição S.A. (Cemig D) and Cemig Geração e Transmissão (Cemig GT) on July 6, 2010, and filed with the Commercial Board of Minas Gerais State (JUCEMG) as follows:

From membership of the Boards of Directors of Cemig, Cemig D and Cemig GT:

André Araújo Filho

Cemig –	filed under Nº 4371933, receipt Nº 10/489.094-1, on July 13, 2010;
Cemig D –	filed under Nº 4371922, receipt Nº 10/487.785-5, on July 14, 2010;
Cemig GT –	filed under Nº 4371023, receipt Nº 10/489.106-8, on July 12, 2010;

Britaldo Pedrosa Soares

Cemig –	filed under Nº 4371931, receipt Nº 10/489.100-9, on July 13, 2010;
Cemig D –	filed under Nº 4371017, receipt Nº 10/487.780-4, on July 12, 2010;
Cemig GT –	filed under Nº 4371070, receipt Nº 10/489.112-2, on July 12, 2010;

Evandro Veiga Negrão de Lima

Cemig –	filed under Nº 4371932, receipt Nº 10/489.099-1, on July 13, 2010;
Cemig D –	filed under Nº 4371021, receipt Nº 10/487.781-2, on July 12, 2010;
Cemig GT –	filed under Nº 4371015, receipt Nº 10/489.111-4, on July 12, 2010;

Roberto Pinto Ferreira Mameri Abdenur

Cemig –	filed under Nº 4370216, receipt Nº 10/489.098-3, on July 09, 2010;
Cemig D –	filed under Nº 4371019, receipt Nº 10/487.783-9, on July 12, 2010;
Cemig GT –	filed under Nº 4371012, receipt Nº 10/489.110-6, on July 12, 2010;

Thomas Anthony Tribone

Cemig –	filed under Nº 4371928, receipt Nº 10/489.090-8, on July 13, 2010;
Cemig D –	filed under Nº 4370221, receipt Nº 10/487.788-0, on July 09, 2010;
Cemig GT –	filed under Nº 4370218, receipt Nº 10/489.102-5, on July 09, 2010.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

From positions of substitute membership of the Boards of Directors of Cemig, Cemig D and Cemig GT:

Andréa Leandro Silva

Cemig –	filed under Nº 4371930, receipt Nº 10/489.097-5, on July 13, 2010;
Cemig D –	filed under Nº 4371018, receipt Nº 10/487.782-1, on July 12, 2010;
Cemig GT –	filed under Nº 4371067, receipt Nº 10/489.109-2, on July 12, 2010;

Clarissa Della Nina Sadock Accorsi

Cemig –	filed under Nº 4371009, receipt Nº 10/489.091-6, on July 12, 2010;
Cemig D –	filed under Nº 4371920, receipt Nº 10/487.787-1, on July 14, 2010;
Cemig GT –	filed under Nº 4371016, receipt Nº 10/489.103-3, on July 12, 2010;

Jeffery Atwood Safford

Cemig –	filed under Nº 4371071, receipt Nº 10/489.093-2, on July 12, 2010;
Cemig D –	filed under Nº 4371022, receipt Nº 10/487.786-3, on July 12, 2010;
Cemig GT –	filed under Nº 4370219, receipt Nº 10/489.105-0, on July 09, 2010;

José Castelo Branco da Cruz

Cemig –	filed under Nº 4371011, receipt Nº 10/489.096-7, on July 12, 2010;
Cemig D –	filed under Nº 4371925, receipt Nº 10/487.784-7, on July 13, 2010;
Cemig GT –	filed under Nº 4370220, receipt Nº 10/489.108-4, on July 09, 2010;

Maria Amália Delfim de Melo Coutrim

Cemig –	filed under Nº 4371008, receipt Nº 10/489.095-9, on July 12, 2010;
Cemig D –	filed under Nº 4371921, receipt Nº 10/488.561-1, on July 14, 2010;
Cemig GT –	filed under Nº 4371929, receipt Nº 10/489.107-6, on July 13, 2010.

From membership of the Audit Boards of Cemig, Cemig D and Cemig GT:

Luiz Otávio Nunes West

Cemig –	filed under Nº 4371919, receipt Nº 10/489.101-7, on July 14, 2010;
Cemig D –	filed under Nº 4371020, receipt Nº 10/487.779-1, on July 12, 2010;
Cemig GT –	filed under Nº 4371014, receipt Nº 10/489.113-1, on July 12, 2010.

From positions of substitute membership of the Audit Boards of Cemig, Cemig D and Cemig GT:

Leonardo Guimarães Pinto

Cemig –	filed under Nº 4371010, receipt Nº 10/489.092-4, on July 12, 2010;
Cemig D –	filed under Nº 4371217, receipt Nº 10/488.613-7, on July 13, 2010;
Cemig GT –	filed under Nº 4371013, receipt Nº 10/489.104-1, on July 12, 2010.

Belo Horizonte, July 19, 2010.

Djalma Bastos de Morais

Chief Executive Officer

10.                                                                                 Market Announcement — Ratings Increase by Fitch Ratings, Companhia Energética de Minas Gerais – CEMIG, July 28, 2010

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

MARKET ANNOUNCEMENT

RATING INCREASE BY FITCH RATINGS

Companhia Energética de Minas Gerais – Cemig, a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, and holder of public service concessions, in accordance with its commitment to implement best corporate governance practices, hereby informs the public as follows:

On today’s date Fitch Ratings raised its ratings of Cemig and of its subsidiaries Cemig Distribuição S.A. (“Cemig D”) and Cemig Geração e Transmissão S.A. (“Cemig GT”) from A+(bra) to AA(bra).

The full market announcement published by Fitch Ratings, on today’s date, is available at:

http://www.fitchratings.com.br/publications/4136

Belo Horizonte, July 28, 2010.

Luiz Fernando Rolla

Chief Officer for Finance, Investor Relations and Control of Holdings

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

11.                                                                                 Summary of Principal Decisions of the 490th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, July 29, 2010

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF PRINCIPAL DECISIONS

At its 490th meeting, held on July 29, 2010, the Board of Directors of Companhia Energética de Minas Gerais decided the following matters:

1.               Authorization for Cemig GT to acquire a stockholding interest in Lightger S.A.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12.                                                                                 Summary of Principal Decisions of the 118th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., July 29, 2010

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

LISTED COMPANY

CNPJ 06.981.176/0001-58

NIRE 31300020550

BOARD OF DIRECTORS

SUMMARY OF PRINCIPAL DECISIONS

At its 118th meeting, held on July 29, 2010, the Board of Directors of Cemig Geração e Transmissão S.A. decided the following matters:

1.               Acquisition of a stockholding interest in Lightger S.A..

2.               Ratification of the adoption of the procedures necessary for inscription and presentation of the guarantee of the Company’s proposal for the Auction Anee No. 03/2010; and authorization of the agreement of the Company’s representative on the Decision Committee of the UHE Colider Consortium in relation to signing of an EPC pre-contract.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

13.                                                                                 Summary of Principal Decisions of the 491st Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, August 3, 2010

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF PRINCIPAL DECISIONS

At its 491st meeting, held on August 03, 2010, the Board of Directors of Companhia Energética de Minas Gerais decided the following matters:

1.               Change to the Internal Regulations of the Board of Directors.

2.               Signing of an amendment to the Contract for Constitution of the Igarapava Hydroelectric Power Plant Consortium.

3.               Signing of a commitment undertaking with Light S.A.

4.               Court settlement with Fertilizantes Mitsui S.A. Indústria e Comércio.

5.               Appointment of a Chief Officer of Cemig to the Management of Ativas Data Center S.A.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

14.                                                                                 Summary of Principal Decisions of the 112th Meeting of the Board of Directors, Cemig Distribuição S.A., August 3, 2010

CEMIG DISTRIBUIÇÃO S.A.

LISTED COMPANY

CNPJ 06.981.180/0001-16

BOARD OF DIRECTORS

SUMMARY OF PRINCIPAL DECISIONS

At its 112nd meeting, held on August 03, 2010, the Board of Directors of Cemig Distribuição S.A. decided the following matter:

1.               Signing of an amendment to a financing and subsidy contract with Eletrobrás — Phase II of the Light for Everyone Program (“Luz para Todos II”).

2.               Contracting of services for meter reading of consumption in kWh.

3.               Signing of a financing and subsidy contract with Eletrobrás — Phase III of the Light for Everyone Program (“Luz para Todos III”).

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

15.                                                                                 Summary of Principal Decisions of the 119th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., August 3, 2010

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

LISTED COMPANY

CNPJ 06.981.176/0001-58

NIRE 31300020550

BOARD OF DIRECTORS

SUMMARY OF PRINCIPAL DECISIONS

At its 119th meeting, held on August 03, 2010, the Board of Directors of Cemig Geração e Transmissão S.A. decided the following matters:

1.               Signing of a Working Agreement with the Minas Gerais State Military Police.

2.               Signing of amendments to the Contract for Constitution of the Igarapava Hydroelectric Power Plant Consortium.

3.               Individual signing of a rectification and ratification amendment to a financing contract between Caixa Econômica Federal and Central Eólica Praia de Morgado S.A. and Central Eólica Volta do Rio S.A.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

16.                                                                                 Minutes of the Extraordinary General Meeting of Stockholders, Companhia Energética de Minas Gerais – CEMIG, August 4, 2010

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

MINUTES

OF THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

HELD ON

AUGUST 4, 2010

At 11 a.m. on August 4, 2010, stockholders representing more than two-thirds of the voting stock of the Company Companhia Energética de Minas Gerais – Cemig met in Extraordinary General Meeting at its head office, on first convocation, at Av. Barbacena 1200, 21th Floor, Belo Horizonte, Minas Gerais, Brazil, as verified in the Stockholders’ Attendance Book, where all those present signed and made the required statements. The stockholder The State of Minas Gerais was represented by Mr. Marco Antônio Rebelo Romanelli, Deputy General Counsel of the State of Minas Gerais, in accordance with the legislation.

Initially, Ms. Anamaria Pugedo Frade Barros, Superintendent of Cemig’s Corporate Executive Secretariat, informed those present that there was a quorum for the Extraordinary General Meeting of Stockholders.

She further stated that the stockholders present should elect the Chairman of this Meeting, in accordance with Clause 10 of the Company’s Bylaws. Asking for the floor, the representative of the stockholder the State of Minas Gerais put forward the name of the stockholder Manoel Bernardino Soares to chair the Meeting. The proposal of the representative of the Stockholder State of Minas Gerais was put to debate, and to the vote, and unanimously approved.

The Chairman then declared the Meeting open, inviting me, Anamaria Pugedo Frade Barros, a stockholder, to be Secretary of the meeting, and asked me to read the convocation notice, published in the newspapers Minas Gerais, official publication of the Powers of the State, O Tempo, and Valor Econômico on July 14, 15 and 16 of this year, the content of which is as follows:

“     COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on August 4, 2010 at 11 a.m. at the company’s head office, Av. Barbacena 1200, 21st floor, in the city of Belo Horizonte, Minas Gerais, Brazil, to decide on the following matters:

1                  Change in the composition of the Board of Directors and the Audit Board, as a result of resignations, as per correspondence filed at the Company;

2                  Orientation of vote, for the representative of Companhia Energética de Minas Gerais (“Cemig”) at the Extraordinary General Meetings of Stockholders of Cemig Distribuição S.A. (“Cemig D”) and Cemig Geração e Transmissão S.A. (“Cemig GT”) to be held on August 4, 2010, in the event that the composition of the Board of Directors and/or of the Audit Board of Cemig is changed, under the previous item.

Under Article 3 of CVM Instruction 165 of December 11, 1991, adoption of the multiple voting system for election of members of the Company’s Board requires the vote of stockholders representing a minimum percentage of 5% (five per cent) of the voting stock.

Any stockholder who wishes to be represented by proxy at the said General Meeting of Stockholders should obey the terms of Article 126 of Law 6406/76, as amended, and the sole paragraph of Clause 9 of the Company’s Bylaws, depositing, preferably by August 2, 2010, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Secretariat Office at Av. Barbacena, 19th floor, B1 Wing, Belo Horizonte, Minas Gerais, or showing them at the time of the meeting.

(Signed) Djalma Bastos de Morais — Vice-Chairman of the Board of Directors.   ”

The Chairman then stated that due to the existence of vacancies on the Board of Directors, due to the resignations of the sitting Board Members Britaldo Pedrosa Soares, Evandro Veiga Negrão de Lima, Thomas Anthony Tribone, Roberto Pinto Ferreira Mameri Abdenur and André Araújo Filho, and

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

the Substitute Members Jeffery Atwood Safford, Maria Amália Delfim de Melo Coutrim, Clarissa Della Nina Sadock Accorsi, Andréa Leandro Silva and José Castelo Branco da Cruz, as per letters in the Company’s possession, new sitting and substitute Members should be appointed to the Board of Directors.

The Chairman then stated that, independently of the present period of office of the Board of Directors having been begun through adoption of the multiple vote, continuance of this process of election had been requested by the stockholder AGC Energia S.A., as per a letter in the Company’s possession. Hence, this Meeting should elect all the sitting and substitute members of the Board of Directors to complete the period of office of 3 (three) years begun on April 29, 2009, that is to say, until the Annual General Meeting to be held in 2012, 18,292,302 shares being necessary for the election of each Member of the Board of Directors.

Finally, the Chairman explained that it will be necessary firstly and in view of Clause 12 of the Bylaws, to proceed to election of the sitting member and his respective substitute member put forward by representatives of the holders of the preferred shares, and only then to apply the instrument of Multiple Vote to fill the remaining vacancies on the Board of Directors. Asking for the floor, as owners of preferred shares, the representatives of the stockholders Previ (Banco do Brasil Pension Fund) and Forluz (Fundação Forluminas de Seguridade Social) proposed the following stockholders to be members of the Board of Directors:

as a Sitting Member:

Guy Maria Villela Paschoal

– Brazilian, married, engineer, resident and domiciled at Belo Horizonte, Minas Gerais, at Rua Jornalista Djalma Andrade 210, Belvedere, CEP 30320-540, bearer of Identity Card M-616, issued by the Public Safety Department of the State of Minas Gerais, and CPF 000798806-06;

and as his Substitute Member,

Cezar Manoel de Medeiros

– Brazilian, married, economist, resident and domiciled in Belo Horizonte, Minas Gerais at Alameda Ipê Branco 279, Pampulha, CEP 31275-080, bearer of Identity Card M-3627440, issued by the Public Safety Department of the State of Minas Gerais, and CPF nº 006688346-68.

The Chairman then submitted the above-mentioned nominations to debate, and, subsequently, to votes — separately, with only holders of preferred shares participating, and they were approved by majority vote.

The Chairman explained that, to complete the Board of Directors, the representative of the stockholder AGC Energia S.A. should put forward 5 members and their respective substitute members, and the representative of the Stockholder State Minas Gerais should put forward 8 members and their respective substitute members.

Asking for the floor, the representatives of the stockholder AGC Energia S.A. proposed the following stockholders to be members of the Board of Directors:

As Sitting Members:

Ricardo Coutinho de Sena

– Brazilian, married, civil engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Rio de Janeiro, 2299/1801, Lourdes, CEP 30160-042, bearer of Identity Card M-30172, issued by the Public Safety Department of the State of Minas Gerais, and CPF 090927496-72;

Paulo Roberto Reckziegel Guedes

– Brazilian, married, civil engineer, resident and domiciled at Belo Horizonte, Minas Gerais, at Av. Paulo Camilo Pena 495/301, Belvedere, CEP 30320-380, bearer of Identity Card M-13975681, issued by the Public Safety Department of the State of Minas Gerais, and CPF 400540200-34;

Eduardo Borges de Andrade

– Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais at Alameda das Falcatas 879, São Luiz (Pampulha), CEP 31275-070, bearer of Identity Card M-925419, issued by the Public Safety Department of the State of Minas Gerais, and CPF nº 000309886-91;

Otávio Marques de Azevedo

– Brazilian, married, engineer, resident and domiciled at São Paulo, São Paulo State, at Rua Afonso Braz 115/91, Vila Nova Conceição, CEP 04511-010, bearer of Identity Card MG-479057, issued by the Public Safety Department of the State of Minas Gerais, and CPF 129364566-49;

Saulo Alves Pereira Junior

– Brazilian, married, electrical engineer, resident and domiciled at Belo Horizonte, Minas Gerais at Rua Ludgero Dolabela 857/701, Gutierrez, CEP 30430-130, bearer of Identity Card nº M-5345878, issued by the Public Safety Department of the State of Minas Gerais, and CPF nº 787495906-00;

– and as their respective Substitute Members:

Paulo Márcio de Oliveira Monteiro

– Brazilian, married, civil engineer, resident and domiciled at Belo Horizonte, Minas Gerais, at Rua Herculano de Freitas 138/400, Gutierrez, CEP 30430-120, bearer of Identity Card M-739711, issued by the Public Safety Department of the State of Minas Gerais, and CPF 269960226-49;

Newton Brandão Ferraz Ramos

– Brazilian, married, accountant, resident and domiciled at Belo Horizonte, Minas Gerais at Rua Flavita Bretas 609/602, CEP 30380-410, bearer of Identity Card nº MG-4019574, issued by the Public Safety Department of the State of Minas Gerais, and CPF nº 813975696-20;

Ricardo Antônio Mello Castanheira

– Brazilian, married, civil engineer, resident and domiciled at Belo Horizonte, Minas Gerais at Rua Nova Era 393, Mangabeiras, CEP 30315-380, bearer of Identity Card MG-1190558, issued by the Public Safety Department of the state of Minas Gerais, and CPF 130218186-68;

Renato Torres de Faria

– Brazilian, married, mining engineer, resident and domiciled at Belo Horizonte, Minas Gerais, at Rua Rio de Janeiro 2415/1900, Lourdes, CEP 30160-042, bearer of Identity Card M-1727787, issued by the Public Safety Department of the State of Minas Gerais, and CPF 502153966-34; and

Tarcísio Augusto Carneiro

– Brazilian, legally separated, civil engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Professor Alvino de Paula 27, Estoril, CEP 30450-430, bearer of Identity Card M-1076524, Public Safety Department of the State of Minas Gerais, and CPF 372404636-72, respectively.

The representative of the stockholder State of Minas Gerais then asked for the floor and proposed the following stockholders as members of the Board of Directors:

as Sitting Members:

Sergio Alair Barroso

– Brazilian, married, economist, resident and domiciled at Belo Horizonte, Minas Gerais at Rua Guaratinga 180/201, Sion, CEP 30315-430, bearer of Identity Card 8100986-0, issued by the Public Safety Department of the State of Minas Gerais, and CPF nº 609555898-00;

Djalma Bastos de Morais

– Brazilian, married, engineer, resident and domiciled at Belo Horizonte, Minas Gerais at Av. Bandeirantes 665/401, Sion, CEP 30315-000, bearer of Identity Card 1966100268, issued by the Army Ministry, and CPF 006633526-49;

Arcângelo Eustáquio Torres Queiroz

– Brazilian, married, electricity employee, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua da Gameleira 100, Santa Branca, CEP 31565-240, bearer of Identity Card MG3632038, issued by the Public Safety Department of the state of Minas Gerais, and CPF 539109746-00,

Antônio Adriano Silva

– Brazilian, married, company manager, resident and domiciled at Brasília, Federal District at SHS, Quadra 01, Bloco A, Apt. 523, Asa Sul, CEP 70322-900, bearer of Identity Card MG-1411903, issued by the Public Safety Department of the State of Minas Gerais, and CPF 056346956-00;

Aécio Ferreira da Cunha

– Brazilian, married, lawyer, resident and domiciled at Belo Horizonte, Minas Gerais, at Rua Professor Antônio Aleixo 82/501, Lourdes, CEP 30180-150, bearer of Identity Card M-3773488, issued by the Public Safety Department of the State of Minas Gerais, and CPF 000261231-34;

Francelino Pereira dos Santos

– Brazilian, married, lawyer, resident and domiciled at Belo Horizonte, Minas Gerais, at Rua Professor Antônio Aleixo 222/902, Lourdes, CEP 30180-150, bearer of Identity Card M-2063564, issued by the Public Safety Department of the State of Minas Gerais, and CPF 000115841-49;

Maria Estela Kubitschek Lopes

– Brazilian, married, architect, resident and domiciled at Rio de Janeiro, RJ, at Rua Alberto de Campos 237/101, Ipanema, CEP 22411-030, bearer of Identity Card 45280-D, issued by CREA-RJ, and CPF 092504987-56; and

João Camilo Penna

– Brazilian, married, engineer, resident and domiciled at Belo Horizonte, Minas Gerais at Rua La Plata 90, Sion, CEP 30315-460, bearer of Identity Card MG-246968, issued by the Public Safety Department of the state of Minas Gerais, and CPF 000976836-04;

– and as their respective substitute members:

Paulo Sérgio Machado Ribeiro

– Brazilian, married, engineer, resident and domiciled at Belo Horizonte, Minas Gerais, at Rua Piauí 1848/503, Funcionários, CEP 30150-321, bearer of Identity Card 34133/D, issued by CREA/MG, and CPF 428576006-15;

Lauro Sérgio Vasconcelos David

– Brazilian, legally separated, company manager, resident and domiciled at Belo Horizonte, Minas Gerais, at Rua Cruz Alta 107/302, João Pinheiro, CEP 30530-150, bearer of Identity Card M-3373627, issued by the Public Safety Department of the state of Minas Gerais, and CPF 603695316-04;

Franklin Moreira Gonçalves

– Brazilian, married, data processing technologist, resident and domiciled at Belo Horizonte-MG, at Rua João Gualberto Filho 551/302, Sagrada Família, CEP 31030-410, bearer of Identity Card MG-5540831, issued by the Public Safety Department of the State of Minas Gerais, and CPF 754988556-72;

Marco Antonio Rodrigues da Cunha

– Brazilian, married, engineer, resident and domiciled at Belo Horizonte, Minas Gerais, at Rua Miguel Abras 33/501, Serra, CEP 30220-160, bearer of Identity Card M-281574, issued by the Public Safety Department of the State of Minas Gerais, and CPF 292581976-15;

Adriano Magalhães Chaves

– Brazilian, single, electrical engineer, resident and domiciled at Belo Horizonte, Minas Gerais, at Rua São Mateus 244, Brasil Industrial, CEP 30626-260, bearer of Identity Card 19908712, issued by the Public Safety Department of the state of Minas Gerais, and CPF 086051928-79;

Luiz Antônio Athayde Vasconcelos

– Brazilian, legally separated, economist, resident and domiciled at Belo Horizonte, Minas Gerais at Rua Professor Morais 476/1003, Funcionários, CEP 30150-370, bearer of Identity Card M-4355, issued by the Public Safety Department of the State of Minas Gerais, and CPF 194921896-15;

Fernando Henrique Schüffner Neto

– Brazilian, married, engineer, resident and domiciled at Belo Horizonte, Minas Gerais, at Rua Martim de Carvalho 395, Apt. 700, Santo Agostinho, CEP 30190-090, bearer of Identity Card M-1311632, issued by the Public Safety Department of the State of Minas Gerais, and CPF 320008396-49; and

Guilherme Horta Gonçalves Júnior

– Brazilian, married, economist, resident and domiciled at Belo Horizonte, Minas Gerais at Rua Engineer Walter Kurrle 1748/2202, Belvedere, CEP 30180-112, bearer of Identity Card 1622046, issued by the Public Safety Department of the Federal District, and CPF 266078757-34;

The proposals for election made by the representatives of the stockholder AGC Energia S.A. and the representatives of the stockholder The State of Minas Gerais were put to debate, and, subsequently, to the vote, and were approved by majority of votes, the representatives of AGC Energia S.A. voting for the Board Members that they had put forward, and the representative of the stockholder The State of Minas

Gerais voting for the Board Members that he had put forward. The Board Members elected declared — in advance — that they are not subject to any prohibition on exercise of commercial activity, that they do not occupy any post in a company which may be considered a competitor of the Company, and that they do not have nor represent any interest conflicting with that of Cemig, and assumed a solemn undertaking to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

Continuing with the business of the meeting, the Chairman stated that due to vacancies on the Audit Board, due to the resignation of the Sitting Member Luiz Otávio Nunes West and the Substitute Member Leonardo Guimarães Pinto, as per letters in the Company’s possession, new sitting and substitute members should be elected to the said Audit Board, to complete the present period of office, that is to say until the Annual General Meeting to be held in 2011.

The Chairman said that this election would be carried out with separate voting, in the case of candidates indicated by holders of preferred shares and by minority stockholders.

Asking for the floor, the representatives of the stockholder AGC Energia S.A., for the minority of stockholders with voting rights, proposed election, as members of the Audit Board, of:

Helton da Silva Soares

– Brazilian, married, accountant, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Alvarenga Peixoto 832/301, Lourdes, CEP 30180-120, bearer of Identity Card MG-6392717, issued by the Civil Police of Minas Gerais State, and CPF 000185326-08; and as his substitute member,

Rafael Cardoso Cordeiro

– Brazilian, married, civil engineer, resident and domiciled at Belo Horizonte, Minas Gerais, at Rua Montevideu 515/600, Sion, CEP 30315-560, bearer of Identity Card M-9165153, issued by the Public Safety Department of the State of Minas Gerais, and CPF 037496966-32.

The above nominations were put to debate and then to the vote — separately — and were approved by majority. The elected Members of the Audit Board declared — in advance — that they are not subject to any prohibition on exercise of commercial activity, and assumed a solemn undertaking to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

The Chairman then stated that the Audit Board was now constituted as follows:

as Sitting Members:	Aristóteles Luiz Menezes Vasconcellos Drummond, Luiz Guaritá Neto, Thales de Souza Ramos Filho, Vicente de Paulo Pegoraro and Helton da Silva Soares;

and Substitute Members:	Marcus Eolo de Lamounier Bicalho, Ari Barcelos da Silva, Aliomar Silva Lima, Newton de Moura and Rafael Cardoso Cordeiro,

respectively.

The Chairman further stated that, as a result of the change in the composition of the Boards of Directors and Audit Board of Cemig and according to Clause 11, § 1º, of the Company’s Bylaws, and Clauses 8, sole sub-paragraph, and 18, head paragraph and §2, of the Bylaws of Cemig D and of Cemig GT, there is a need for change of the composition of the Boards of Directors and Audit Board of the wholly-owned subsidiaries Cemig D and Cemig GT, because the structure and composition of the Boards of Directors and Audit Boards of those Companies must be identical to those of Cemig.

He then asked the Secretary to read the Proposal by the Board of Directors relating to the authorization for the representatives of Cemig in the Extraordinary General Meetings of Stockholders of Cemig D and Cemig GT, to be held also on today’s date, to vote in favor of the alteration in the composition of the Board of Directors and Audit Board of the respective Companies, the content of which is as follows:

“ PROPOSAL

BY THE BOARD OF DIRECTORS

TO THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD ON AUGUST 4, 2010

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais – Cemig,

– whereas:

a)              an Extraordinary General Meeting of Stockholders of Cemig will be held to change the composition of the Board of Directors and the Audit Board, due to resignations;

b)             Clause 11, §1 of the Bylaws of Cemig states as follows:

“Clause 11…

§ 1                    The structure and composition of the Board of Directors and the Executive Board of the company shall be identical in the wholly-owned subsidiaries Cemig Distribuição S.A and Cemig Geração e Transmissão S.A., with the exception that only the wholly-owned subsidiaries of Cemig Distribuição S.A. shall have a Chief Distribution and Sales Officer, and only Cemig Geração e Transmissão S.A. shall have a Chief Generation and Transmission Officer.”;

c)              Clause 8 of the Bylaws of Cemig G and of Cemig GT, states as follows:

“Clause 8:                  The Company’s Board of Directors shall be made up of 14 (fourteen) members and an equal number of substitute members. One of the members shall be its Chairman and another its Vice-Chairman, all being subject to election and dismissal at any time by the General Meeting of Stockholders, for a period of office of 3 (three) years, and able to be reelected.

§ 1                                      The members of the Board of Directors must, obligatorily, be the same members of the Board of Directors of the sole stockholder, Cemig.”;

d)             Clause 23, §1 of the Bylaws of Cemig states as follows:

“Clause 23:            The Company’s Audit Board shall function permanently and shall be made up of between 3 (three) and 5 (five) members and their respective substitute members, who shall be elected annually, on the occasion of the Annual General Meeting, and may be re-elected.”;

e)         Clause 18 of the Bylaws of Cemig G and of Cemig GT, states as follows:

“Clause 18:        The Audit Board, the inspection body of the company, shall function permanently, and shall be chaired by the Chairman of the Audit Board of the sole stockholder, Cemig, and shall have a total of between 2 (two) and 4 (four) sitting members, and their respective substitute members, all members of the Audit Board of the sole stockholder, Cemig, elected annually by the sole stockholder, Cemig, and able to be re-elected.

– now proposes to you:

– that the representatives of Cemig in the Extraordinary General Meeting of Stockholders of Cemig Distribuição S.A. (“Cemig D”) and in the Extraordinary General Meeting of Stockholders of Cemig Geração e Transmissão S.A. (“Cemig GT”) to be held on August 4, 2010 should vote in favor of the alteration of the composition of the Board of Directors and Audit Board, if there is a change in the composition of the Board of Directors of Cemig.

Belo Horizonte, July 9, 2010.

Djalma Bastos de Morais — Vice-Chairman	Francelino Pereira dos Santos — Member
Aécio Ferreira da Cunha — Member	Guy Maria Villela Paschoal — Member
Antônio Adriano Silva — Member	Maria Estela Kubitschek Lopes — Member
Arcângelo Eustáquio Torres Queiroz — Member	Paulo Sérgio Machado Ribeiro — Member.	”

Continuing with the business of the meeting, the Chairman then put the above Proposal by the Board of Directors to debate, and, subsequently, to the vote, and it was approved by majority of votes.

The meeting being opened to the floor, the representative of the stockholder The State of Minas Gerais took the floor and emphasized the importance of closure of the unresolved legal matters in relation to the Stockholders’ Agreement signed by the State of Minas Gerais and Southern Electric Brasil Participações Ltda.

He then stated his satisfaction in welcoming the stockholder AGC Energia S.A. and its Board Members to the Company, emphasizing the importance of this new partnership for addition of value and excellence to Cemig, certain that it would result in growth of the Cemig Group. The meeting remaining open to the floor, and since no-one else wished to speak, the Chairman ordered the session suspended for the time necessary for the writing of the minutes. The session being reopened, the Chairman, after putting the said minutes to debate and to the vote and verifying that they had been approved and signed, closed the meeting.

For the record, I, Anamaria Pugedo Frade Barros, Secretary, wrote these minutes and sign them together with all those present.

17.                                                                                 Material Announcement — Acquisition of Transmission Companies by Taesa, Companhia Energética de Minas Gerais – CEMIG, August 6, 2010

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 33300266003

MATERIAL ANNOUNCEMENT

ACQUSITION OF TRANSMISSION COMPANIES BY TAESA

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby publically informs the Brazilian Securities Commission (CVM), the São Paulo Stock, Commodities and Futures Exchange (BM&F Bovespa S.A.) and the market in general, that:

On August 6, 2010, Transmissora Aliança de Energia Elétrica S.A. (“Taesa”), in which Cemig’s wholly-owned subsidiary Cemig Geração e Transmissão S.A. (“Cemig GT”) holds 48% of the voting stock, signed a Share Purchase Agreement with CYMI Holding S.A. (“CYMI”, or “the Vendor”), governing the acquisition by Taesa of:

(i)                   49.99% of the voting stock of NTE — Nordeste Transmissora de Energia Elétrica S.A.;

(i)                   49.90% of the voting stock of STE — Sul Transmissora de Energia Elétrica S.A.; and

(iii)             40% of the voting stock of   IEMG — Interligação Elétrica de Minas Gerais S.A.;

– all of which are holders of public service electricity transmission concessions (“the Transmission Companies”).

For the acquisition of the stakes in the Transmission Companies Taesa will pay an aggregate total amount of R$ 275,470,000 (two hundred seventy five million, four hundred seventy thousand Reais).

The acquisition price will be updated by the accumulated variation of the Selic rate between the date of signature of the Share Purchase Agreement and the business day immediately preceding the date of completion of the actual acquisition of the shares by Taesa.

Conclusion of the transaction and actual acquisition of the shares by Taesa are subject to several suspensive conditions being met, in particular the following:

(i)        non-exercise, by the other stockholders of the Transmission Companies, of any right of preference or first refusal on the shares to be acquired;

(ii)       approval by the General Meetings of Stockholders of the Vendor and of Taesa;

(iii)      consent of financing banks of the Transmission Companies; and

(iv)      approval by the Brazilian National Electricity Agency (Aneel).

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The transaction will also be submitted to the Brazilian Monopolies Council, CADE, in accordance with Law 8884/94.

Under the stockholders’ agreements between the current stockholders of the Transmission Companies, the remaining stockholders have a “tag-along” right — the right of joint sale — on the same terms as those specified in the Share Purchase Agreement.

Cemig will publish additional Material Announcements relating to this transaction as it develops.

Belo Horizonte, August 6, 2010.

Luiz Fernando Rolla

Chief Officer for Finance, Investor Relations and Control of Holdings

18.                                                                                 Summary of Principal Decisions of the 113th Meeting of the Board of Directors, Cemig Distribuição S.A., August 16, 2010

CEMIG DISTRIBUIÇÃO S.A.

LISTED COMPANY

CNPJ 06.981.180/0001-16

BOARD OF DIRECTORS

SUMMARY OF PRINCIPAL DECISIONS

At its 113rd meeting, held on August 16, 2010, the Board of Directors of Cemig Distribuição S.A. decided the following matter:

1.               Changes to members of the Committees of the Board of Directors.

2.               Changes in the calendar of meetings for 2010.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

19.                                                                                 Summary of Principal Decisions of the 120th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., August 16, 2010

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

LISTED COMPANY

CNPJ 06.981.176/0001-58

NIRE 31300020550

BOARD OF DIRECTORS

SUMMARY OF PRINCIPAL DECISIONS

At its 120th meeting, held on August 16, 2010, the Board of Directors of Cemig Geração e Transmissão S.A. decided the following matters:

1.                                       Changes to members of the Committees of the Board of Directors.

2.                                       Signing of commitment undertakings.

3.                                       Changes in the calendar of meetings for 2010.

4.                                       Signing of a new version of the private instrument for purchase and sale of shares in Lightger S.A., and decision on a new amount for injection of capital into that Company.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

20.                                                                                 Summary of Principal Decisions of the 492nd Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, August 16, 2010

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF PRINCIPAL DECISIONS

At its 492nd meeting, held on August 16, 2010, the Board of Directors of Companhia Energética de Minas Gerais decided the following matters:

1.                            Changes to members of the Committees of the Board of Directors.

2.                            Signing of a Letter of Intent.

3.                            Changes in the calendar of meetings for 2010.

4.                            Authorization for Cemig GT to sign a new version of the private instrument for purchase and sale of shares in Lightger S.A., and to decide a new amount for injection of capital into that Company.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

21.                                                                               Market Announcement — Acquisition of 49% Interest in Lightger S.A., Companhia Energética de Minas Gerais – CEMIG, August 18, 2010

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 33300266003

MARKET ANNOUNCEMENT

ACQUISITION OF 49% INTEREST IN LIGHTGER

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby publicly informs the Brazilian Securities Commission (CVM), the São Paulo Stock, Commodities and Futures Exchange (BM&F Bovespa S.A.) and the market in general, that:

On August 13, 2010 Cemig Geração e Transmissão S.A. (“Cemig GT”), a wholly-owned subsidiary of Cemig, as purchaser, signed a Share Purchase Agreement with Light S.A. (“Light”), for acquisition of 49% (forty nine per cent) of the total and voting stock of Lightger S.A. (“Lightger”), a special-purpose company controlled by Light, which holds the authorization for commercial operation of the Paracambi Small Hydro Plant (“Paracambi PCH”).

For the acquisition of the interest in Lightger, Cemig GT will pay a total of R$ 19,959,603.60 (nineteen million nine hundred fifty nine thousand six hundred and three Reais and sixty centavos), for 25,939,013 common shares in Lightger, equivalent to R$ 0.769482 per share.

The consent of Aneel has been given by Aneel Authorizing Resolution 2494, of August 3, 2010.

The transaction will also be submitted to the Brazilian Monopolies Council, CADE, in accordance with Law 8884/94.

Belo Horizonte, August 18, 2010.

Luiz Fernando Rolla

Chief Officer for Finance, Investor Relations and Control of Holdings

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

22.                               Summary of Minutes of the 487th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, June 24, 2010

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 487TH MEETING

Date, time and place:	June 24, 2010 at 9.30 a.m. at the company’s head office,
Av. Barbacena 1200, 21th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chairman: Sergio Alair Barroso;
Secretary: Anamaria Pugedo Frade Barros

Summary of proceedings:

I           The Chairman asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated there was no such conflict of interest.

II         The Board approved the minutes of this meeting.

III       The Board authorized:

a)         Signature of the First Amendment to Technical-scientific Cooperation Working Agreement 4020000263, between Cemig, Cemig D and Axxiom Soluções Tecnológicas S.A., to add the development of new functionalities, named “Priority Projects”, and consequent injection of new funds by Cemig D, altering the total value of the Working Agreement. After signature, this Amendment is to be submitted to Aneel for approval, and its validity and efficacy will depend on this approval.

b)         Signature of individual operation and maintenance service contracts between Cemig GT and: Sá Carvalho S.A., Cemig PCH S.A., Rosal Energia S.A., Usina Termelétrica Barreiro S.A. and Horizontes Energia S.A., for operation and maintenance services in the facilities and associated networks of those companies, for a period of 12 months, able to be extended, upon signature of an amendment, for a further 36 months, up to a maximum limit of 48 months.

c)         Signature, as consenting party, of the First Rectification and Ratification Amendment, Nº 133.924-1/10, to Financing Credit Line Onlending Contract BDMG/BF 133.924/06, between Companhia Transirapé de Transmissão, as Beneficiary, BDMG (Minas Gerais Development Bank) and Banco Santander S.A., as Financial Agents, with the following as Consenting Parties – Guarupart Participações Ltda. (Guarupart), Transminas Holding S.A. (Transminas), Orteng Equipamentos e Sistemas Ltda. (Orteng) and Furnas Centrais S.A. – to:

•       rectify Sub-clause “o” of Clause 10: Additional Obligations of the Beneficiary, of the original instrument;

•       include Guarupart, successor by absorption of Cia. Técnica de Engenharia Elétrica, as consenting party, and Transminas as guarantor consenting party;

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

•       exempt the guarantors Guarupart and Orteng from the guarantees given in the original contract; and

•       alter the frequency of calculation of the ICSD (Debt Servicing Coverage Index), in line with the methodology applied in the BNDES financing contract.

d)         – Cemig Telecomunicações S.A. (Cemig Telecom) to sign a Stockholders’ Agreement, and a Share Purchase Agreement, with Ativas Participações S.A., and Ativas Data Center S.A. as consenting party, for the purchase of 49% of the voting and total capital of Ativas Data Center S.A.

IV        The Board re-ratified:

a)         The appointment of the Chief Officer of Cemig Arlindo Porto Neto simultaneously to hold the non-remunerated post of Technical Director in Efficientia S.A., to serve the current period of office, that is to say until the Annual General Meeting to be held in 2011.

b)         The appointment of the Chief Officer of Cemig Luiz Henrique de Castro Carvalho simultaneously to hold the non-remunerated post of Investor Relations Director in Rosal Energia S.A., as well as being Chief Executive Officer of that company, to serve the current period of office, that is to say until the Annual General Meeting to be held in 2011.

c)         Signature, as consenting party, of the Second Amendment to Technical and Financial Working Agreement 4020000153, between Copasa and Cemig GT, for reallocation of the financial resources, and also extension of the period of validity, on an exceptional basis, from sixty to seventy-eight months, without alteration of the global value of the Working Agreement.

V         The Chairman and Vice-Chairman spoke on general matters and business of interest to the Company.

The following were present:

Board members:	Sergio Alair Barroso,	Guy Maria Villela Paschoal,
	Djalma Bastos de Morais,	João Camilo Penna,
	Aécio Ferreira da Cunha,	Adriano Magalhães Chaves,
	Antônio Adriano Silva,	Cezar Manoel de Medeiros,
	Arcângelo Eustáquio Torres Queiroz,	Franklin Moreira Gonçalves,
	Francelino Pereira dos Santos,	Lauro Sérgio Vasconcelos David,
Paulo Sérgio Machado Ribeiro;
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

23.          Summary of Minutes of the 109th Meeting of the Board of Directors, Cemig Distribuição S.A., June 24, 2010

CEMIG DISTRIBUIÇÃO S.A.

LISTED COMPANY

CNPJ 06.981.180/0001-16 – NIRE 31300020568

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 109TH MEETING

Date, time and place:	June 24, 2010 at 12 p.m. at the Company’s head office,
Av. Barbacena 1200, 17th Floor, A1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chairman: Sergio Alair Barroso;
Secretary: Anamaria Pugedo Frade Barros

Summary of proceedings:

I	The Chairman asked the Board Members present whether any of them had conflict of interest in relation to the matter on the agenda of meeting, and all said there was no such conflict of interest.

II	The Board approved the minutes of this meeting.

III

The Board authorized signature of the First Amendment to Technical-scientific Cooperation Working Agreement 4020000263, between Cemig, Cemig D and Axxiom Soluções Tecnológicas S.A., to add the development of new functionalities, named “Priority Projects”, and consequent injection of new funds by Cemig D, altering the total value of the Working Agreement. After signature, the said Amendment is to be submitted to Aneel for approval, and its validity and efficacy will depend on this approval.

IV	The following spoke on general matters and business of interest to the Company:

The Chairman;
Board member:	João Camilo Penna.

The following were present:

Board members:	Sergio Alair Barroso,	João Camilo Penna, Adriano
	Djalma Bastos de Morais,	Magalhães Chaves,
	Aécio Ferreira da Cunha,	Cezar Manoel de Medeiros,
	Antônio Adriano Silva,	Franklin Moreira Gonçalves,
	Arcângelo Eustáquio Torres Queiroz,	Lauro Sérgio Vasconcelos David,
	Francelino Pereira dos Santos,	Paulo Sérgio Machado Ribeiro;
Guy Maria Villela Paschoal,

Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.